Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Listed Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET Itaú Unibanco Holding S.A. 3rd Quarter 2020 Result Itaú Unibanco Holding S.A. (“Company”) announces to its shareholders and the market at large that the Complete Financial Statements and the Management Discussion and Analysis for the 3rd quarter of 2020 ending September 30, 2020 are already available on the Investor Relations website (www.itau.com.br/investor-relations). Additionally, we forward the information described below: • Press Presentation on the quarterly result, scheduled for 11/04/2020 at 8:30 am (Brasília official time) (Attachment 01);• Presentation for public conference calls on the quarterly result, scheduled for Wednesday, 11/04/2020, in Portuguese at 08:00 am (EDT) and in English at 09:30 am (EDT) (Attachment 02);• Institutional Presentation of the 3rd quarter of 2020 (Attachment 03).The expectations and tendencies presented are based on information available up to the moment and involve risks, uncertainties, and assumptions that may be beyond our control. These information’s strengthen our commitment to transparency in our disclosures to the many strategic audiences we have. São Paulo - SP, November 03, 2020. Alexsandro Broedel Group Executive Finance Director and Head of Investor Relations

Attachment 01 (portuguese only)

Teleconferência com a Imprensa Resultados 3T20 São Paulo, 4 de novembro de 2020 Candido Botelho Bracher Presidente e CEO Alexsandro Broedel Diretor Executivo de Finanças Itaú Unibanco Holding S.A. 1 Não CorporativoTeleconferência com a Imprensa Resultados 3T20 São Paulo, 4 de novembro de 2020 Candido Botelho Bracher Presidente e CEO Alexsandro Broedel Diretor Executivo de Finanças Itaú Unibanco Holding S.A. 1 Não Corporativo

Contexto Mome Momento nto atual atual Atividade econômica Nossos destaques do trimestre 1 Expectativa de crescimento trimestral do PIB (base 100 = 4T19) 3T20 vs. 3T19 100 Originação de 98 65% 95 Crédito imobiliário LANÇAMENTOS 88 Crédito Imobiliário com Juros de Poupança Crédito com Garantia de Imóvel Financiado 4T19 1T20 2T20 3T20 3T20 vs. 3T19 1 Originação de Dívida pública em relação ao PIB (%) 47% 92,5% crédito para veículos 76,5% 75,8% Emissão de renda 2018 2019 2020 ~USD 9,5bi Em 28 operações variável Brasil Índice de Atividade Econômica - Itaú Unibanco² Ações conjuntas 100 92 R$ 16,4 bi com o Governo 57 • Linha de crédito emergencial (Pronampe) • Fundo Garantidor para investimentos (FGI BNDES) 13/3 28/3 17/10 (1) Expectativa: Equipe Econômica do Itaú Unibanco. (2) Considera o consumo de bens e de serviços (em operações da Itaucard) e uma proxy para a energia elétrica industrial. 2 Não CorporativoContexto Mome Momento nto atual atual Atividade econômica Nossos destaques do trimestre 1 Expectativa de crescimento trimestral do PIB (base 100 = 4T19) 3T20 vs. 3T19 100 Originação de 98 65% 95 Crédito imobiliário LANÇAMENTOS 88 Crédito Imobiliário com Juros de Poupança Crédito com Garantia de Imóvel Financiado 4T19 1T20 2T20 3T20 3T20 vs. 3T19 1 Originação de Dívida pública em relação ao PIB (%) 47% 92,5% crédito para veículos 76,5% 75,8% Emissão de renda 2018 2019 2020 ~USD 9,5bi Em 28 operações variável Brasil Índice de Atividade Econômica - Itaú Unibanco² Ações conjuntas 100 92 R$ 16,4 bi com o Governo 57 • Linha de crédito emergencial (Pronampe) • Fundo Garantidor para investimentos (FGI BNDES) 13/3 28/3 17/10 (1) Expectativa: Equipe Econômica do Itaú Unibanco. (2) Considera o consumo de bens e de serviços (em operações da Itaucard) e uma proxy para a energia elétrica industrial. 2 Não Corporativo

Destaques financeiros 3T20 Em R$ bilhões 3T20 vs. 2T20 Carteira de crédito 7,3 7,2 R$ 847,0 bilhões Lucro líquido 5,0 + 4,4% 4,2 3,9 recorrente Margem financeira com clientes R$ 5,0 bi R$ 15,6 bilhões 3T19 4T19 1T20 2T20 3T20 + 19,6% - 5,5% (1) Custo do crédito 23,7% 23,5% R$ 6,3 bilhões ROE recorrente 15,7% - 18,7% 13,5% 12,8% 15,7% (2) Receita de serviços e seguros 13,0% 13,0% 12,5% 12,5% 12,5% ROE recorrente (%) R$ 11,1 bilhões Custo de capital médio (%) + 12,0% 3T19 4T19 1T20 2T20 3T20 (1) Despesa de Provisão para Créditos de Liquidação Duvidosa + Recuperação de Créditos + Impairment + Descontos Concedidos); (2) Resultado de Seguros inclui as Receitas de Seguros, Previdência e Capitalização, líquido das Despesas com Sinistros e Comercialização Espaço reservado para rodapé 3 Não CorporativoDestaques financeiros 3T20 Em R$ bilhões 3T20 vs. 2T20 Carteira de crédito 7,3 7,2 R$ 847,0 bilhões Lucro líquido 5,0 + 4,4% 4,2 3,9 recorrente Margem financeira com clientes R$ 5,0 bi R$ 15,6 bilhões 3T19 4T19 1T20 2T20 3T20 + 19,6% - 5,5% (1) Custo do crédito 23,7% 23,5% R$ 6,3 bilhões ROE recorrente 15,7% - 18,7% 13,5% 12,8% 15,7% (2) Receita de serviços e seguros 13,0% 13,0% 12,5% 12,5% 12,5% ROE recorrente (%) R$ 11,1 bilhões Custo de capital médio (%) + 12,0% 3T19 4T19 1T20 2T20 3T20 (1) Despesa de Provisão para Créditos de Liquidação Duvidosa + Recuperação de Créditos + Impairment + Descontos Concedidos); (2) Resultado de Seguros inclui as Receitas de Seguros, Previdência e Capitalização, líquido das Despesas com Sinistros e Comercialização Espaço reservado para rodapé 3 Não Corporativo

Carteira de crédito 3T20 Em R$ bilhões Set/20 Jun/20D' Set/19D' Originação de crédito¹ 3T20 2T20 No trimestre 237,7 228,8 3,9% 229,7 3,5% Pessoas Físicas vs. 2T20 vs. 1T20 7 7,5 7 2,9 6,4% 8 3,3 -7,0% Cartão de Crédito Pessoas físicas + - 23% 7% 3 6,6 3 7,3 -1,7% 3 4,2 7,0% Crédito Pessoal Micro, pequenas e médias empresas + - 57% 1% 5 0,8 50,4 0,8% 49,3 2,9% Crédito Consignado Grandes empresas - 19% + 19% 2 1,5 19,5 10,4% 18,0 19,6% Veículos 2 Total Brasil + 10% + 7% 5 1,3 48 ,8 5,1% 44, 8 14,3% Crédito Imobiliário Emissão de títulos privados ³ - 57% + 172% 1 22,5 107,4 14,0% 89 ,5 36,9% Micro, Pequenas e Médias Empresas 104,5 1 05,8 -1,2% 89,5 16,7% Crédito bancário Linhas incentivadas/garantidas - Governo 18,0 1,6 1003,2% - - Movimentação do crédito para pessoas físicas 360,2 3 36,2 7,1% 3 19,2 12,8% Total PF + Micro, pequenas e médias empresas Saldo Set/20 Grandes empresas 264,8 2 59,2 2,1% 213,2 24,2% médio vs. Jun/20 1 78,1 1 75,4 1,6% 1 51,5 17,5% Operações de crédito Crédito sob medida + 10% estável 86,7 8 3,9 3,4% 61,7 40,6% Títulos privados - 16% - Cheque especial 10% Total Brasil 625,0 5 95,5 5,0% 5 32,4 17,4% - 15% - Crediário 3% 222,0 215,9 2,9% 171,0 29,8% América Latina 847,0 811,3 4,4% 70 3,4 20,4% - Total com garantias financeiras e títulos privados Cartão de crédito rotativo - 16% 16% (1) Não considera originação de cartão de crédito, cheque especial, renegociação de dívida e outros créditos rotativos. Média por dia útil no período, exceto para emissão de títulos privados; (2) Não inclui emissão de títulos privados; (3) Fonte: ANBIMA. Considera o volume total das emissões de títulos privados de 4 renda fixa e híbridos, coordenadas pelo Itaú Unibanco no mercado local (inclui volume distribuído). Não CorporativoCarteira de crédito 3T20 Em R$ bilhões Set/20 Jun/20D' Set/19D' Originação de crédito¹ 3T20 2T20 No trimestre 237,7 228,8 3,9% 229,7 3,5% Pessoas Físicas vs. 2T20 vs. 1T20 7 7,5 7 2,9 6,4% 8 3,3 -7,0% Cartão de Crédito Pessoas físicas + - 23% 7% 3 6,6 3 7,3 -1,7% 3 4,2 7,0% Crédito Pessoal Micro, pequenas e médias empresas + - 57% 1% 5 0,8 50,4 0,8% 49,3 2,9% Crédito Consignado Grandes empresas - 19% + 19% 2 1,5 19,5 10,4% 18,0 19,6% Veículos 2 Total Brasil + 10% + 7% 5 1,3 48 ,8 5,1% 44, 8 14,3% Crédito Imobiliário Emissão de títulos privados ³ - 57% + 172% 1 22,5 107,4 14,0% 89 ,5 36,9% Micro, Pequenas e Médias Empresas 104,5 1 05,8 -1,2% 89,5 16,7% Crédito bancário Linhas incentivadas/garantidas - Governo 18,0 1,6 1003,2% - - Movimentação do crédito para pessoas físicas 360,2 3 36,2 7,1% 3 19,2 12,8% Total PF + Micro, pequenas e médias empresas Saldo Set/20 Grandes empresas 264,8 2 59,2 2,1% 213,2 24,2% médio vs. Jun/20 1 78,1 1 75,4 1,6% 1 51,5 17,5% Operações de crédito Crédito sob medida + 10% estável 86,7 8 3,9 3,4% 61,7 40,6% Títulos privados - 16% - Cheque especial 10% Total Brasil 625,0 5 95,5 5,0% 5 32,4 17,4% - 15% - Crediário 3% 222,0 215,9 2,9% 171,0 29,8% América Latina 847,0 811,3 4,4% 70 3,4 20,4% - Total com garantias financeiras e títulos privados Cartão de crédito rotativo - 16% 16% (1) Não considera originação de cartão de crédito, cheque especial, renegociação de dívida e outros créditos rotativos. Média por dia útil no período, exceto para emissão de títulos privados; (2) Não inclui emissão de títulos privados; (3) Fonte: ANBIMA. Considera o volume total das emissões de títulos privados de 4 renda fixa e híbridos, coordenadas pelo Itaú Unibanco no mercado local (inclui volume distribuído). Não Corporativo

Margem financeira com clientes 3T20 Margem média anualizada % - Consolidado Margem média anualizada % - Brasil 12,1% 12,1% 12,2% 12,2% 11,8% 11,9% 10,0% 10,0% 10,0% 10,0% 9,8% 9,8% 11,1% 9,2% 10,2% 8,4% 9,0% 7,5% 9,6% 7,7% 9,2% 9,2% 7,6% 7,6% 9,2% 7,5% 9,0% 7,4% 8,4% 6,7% 5,4% 4,3% 4,4% 5,2% 3,7% 4,1% 3T18 4T18 1T19 2T19 3T19 4T19 1T20 2T20 3T20 3T18 4T18 1T19 2T19 3T19 4T19 1T20 2T20 3T20 Margem financeira com clientes Margem financeira com clientes ajustado ao risco Variação da margem financeira com clientes Em R$ bilhões R$ 0,6 bi 16,5 15,6 15,4 0,8 0,1 0,01 14,8 (1,0) (0,4) (0,4) (0,03) 1 1 2T20 Capital de Giro Operações Mix de segmentos Mix de produtos Spread de Ativos Volume Médio América Latina e Operações Capital de Giro 3T20 3 2 Próprio e outros Sensíveis a Spreads varejo outros Sensíveis a Spreads Próprio e outros 2T20 2T20 3T20 3T20 (1) Inclui o capital alocado às áreas de negócio (exceto tesouraria), além do capital de giro da corporação; (2) Mudança na composição dos ativos com risco de crédito entre períodos no Brasil e impacto das linhas de crédito incentivadas (governo); (3) Outros 5 considera: efeito da maior quantidade de dias corridos no trimestre, margem financeira de passivos e operações estruturadas do Atacado. Não CorporativoMargem financeira com clientes 3T20 Margem média anualizada % - Consolidado Margem média anualizada % - Brasil 12,1% 12,1% 12,2% 12,2% 11,8% 11,9% 10,0% 10,0% 10,0% 10,0% 9,8% 9,8% 11,1% 9,2% 10,2% 8,4% 9,0% 7,5% 9,6% 7,7% 9,2% 9,2% 7,6% 7,6% 9,2% 7,5% 9,0% 7,4% 8,4% 6,7% 5,4% 4,3% 4,4% 5,2% 3,7% 4,1% 3T18 4T18 1T19 2T19 3T19 4T19 1T20 2T20 3T20 3T18 4T18 1T19 2T19 3T19 4T19 1T20 2T20 3T20 Margem financeira com clientes Margem financeira com clientes ajustado ao risco Variação da margem financeira com clientes Em R$ bilhões R$ 0,6 bi 16,5 15,6 15,4 0,8 0,1 0,01 14,8 (1,0) (0,4) (0,4) (0,03) 1 1 2T20 Capital de Giro Operações Mix de segmentos Mix de produtos Spread de Ativos Volume Médio América Latina e Operações Capital de Giro 3T20 3 2 Próprio e outros Sensíveis a Spreads varejo outros Sensíveis a Spreads Próprio e outros 2T20 2T20 3T20 3T20 (1) Inclui o capital alocado às áreas de negócio (exceto tesouraria), além do capital de giro da corporação; (2) Mudança na composição dos ativos com risco de crédito entre períodos no Brasil e impacto das linhas de crédito incentivadas (governo); (3) Outros 5 considera: efeito da maior quantidade de dias corridos no trimestre, margem financeira de passivos e operações estruturadas do Atacado. Não Corporativo

Varejo Carte Carte ira ira Fl exibi flexibi liz liada zada Carteira flexibilizada por produto (em R$ bilhões) R$ 53,5 bilhões Saldo em 30 de setembro de 2020 (6% da carteira total) 13,7 39,8 Saldo da carteira com Pessoas Micro e (11% da carteira MPMEs) (17% da carteira PF) flexibilização das condições de físicas pequenas empresas pagamentos para pessoas físicas, Crédito imobiliário 16,6 Capital de giro 11,8 micro e pequenas empresas Crédito pessoal 14,8 Veículos 1,9 Veículos 4,6 Cartões 2,7 100% em dia Consignado 1,1 ao final de fevereiro 56% 0,6% Perfil de risco da carteira tem garantia real Setembro de 2020 6,4% Em dia Carência a vencer 88% 93,1% Atraso entre 15-90 dias 24,8% sem atraso* nos ratings AA a C Atraso acima de 90 dias 68,3% (*) Considera a carteira em dia e carência a vencer. 6 Não CorporativoVarejo Carte Carte ira ira Fl exibi flexibi liz liada zada Carteira flexibilizada por produto (em R$ bilhões) R$ 53,5 bilhões Saldo em 30 de setembro de 2020 (6% da carteira total) 13,7 39,8 Saldo da carteira com Pessoas Micro e (11% da carteira MPMEs) (17% da carteira PF) flexibilização das condições de físicas pequenas empresas pagamentos para pessoas físicas, Crédito imobiliário 16,6 Capital de giro 11,8 micro e pequenas empresas Crédito pessoal 14,8 Veículos 1,9 Veículos 4,6 Cartões 2,7 100% em dia Consignado 1,1 ao final de fevereiro 56% 0,6% Perfil de risco da carteira tem garantia real Setembro de 2020 6,4% Em dia Carência a vencer 88% 93,1% Atraso entre 15-90 dias 24,8% sem atraso* nos ratings AA a C Atraso acima de 90 dias 68,3% (*) Considera a carteira em dia e carência a vencer. 6 Não Corporativo

Provisão para perda de crédito 3T20 Em R$ bilhões Custo do crédito¹ 5,3% Modelo de perda esperada 3,9% 3,3% 3,0% Relação entre 2,6% Alocação da provisão total o custo do crédito¹ anualizado 10,1 7,8 Set/20 vs. Set/19 e a carteira 6,3 5,8 4,5 de crédito² - (%) Total 51,1 + 48,3% 49,3 Perda Esperada 3T19 4T19 1T20 2T20 3T20 Perda Potencial 34,5 + 120,5% Relacionada à perda esperada em 25,7 29,0 R$ 15,8 bi Índice de cobertura Varejo e perdas potenciais do Atacado. (NPL 90 dias - %) 1.013% 920% 13,1 Atacado - Brasil Ratings agravados + 8,9% Relacionada a agravamento da classificação de risco de operações em R$ 0,9 bi 470% América Latina 11,4 atraso e de operações renegociadas. 11,0 10,1 341% 487% Total 339% Atraso Varejo - Brasil - 0,6% 253% 281% 215% Relacionado ao provisionamento 12,1 11,2 11,1 208% R$ (0,1) bi 212% mínimo requerido em função do atraso. 169% set/19 dez/19 mar/20 jun/20 set/20 Set/19 Jun/20 Set/20 (1) Despesa de Provisão para Créditos de Liquidação Duvidosa + Recuperação de Créditos + Impairment + Descontos Concedidos; (2) Saldo médio da carteira de crédito com avais, fianças e títulos privados considerando-se os dois últimos trimestres. 7 Não CorporativoProvisão para perda de crédito 3T20 Em R$ bilhões Custo do crédito¹ 5,3% Modelo de perda esperada 3,9% 3,3% 3,0% Relação entre 2,6% Alocação da provisão total o custo do crédito¹ anualizado 10,1 7,8 Set/20 vs. Set/19 e a carteira 6,3 5,8 4,5 de crédito² - (%) Total 51,1 + 48,3% 49,3 Perda Esperada 3T19 4T19 1T20 2T20 3T20 Perda Potencial 34,5 + 120,5% Relacionada à perda esperada em 25,7 29,0 R$ 15,8 bi Índice de cobertura Varejo e perdas potenciais do Atacado. (NPL 90 dias - %) 1.013% 920% 13,1 Atacado - Brasil Ratings agravados + 8,9% Relacionada a agravamento da classificação de risco de operações em R$ 0,9 bi 470% América Latina 11,4 atraso e de operações renegociadas. 11,0 10,1 341% 487% Total 339% Atraso Varejo - Brasil - 0,6% 253% 281% 215% Relacionado ao provisionamento 12,1 11,2 11,1 208% R$ (0,1) bi 212% mínimo requerido em função do atraso. 169% set/19 dez/19 mar/20 jun/20 set/20 Set/19 Jun/20 Set/20 (1) Despesa de Provisão para Créditos de Liquidação Duvidosa + Recuperação de Créditos + Impairment + Descontos Concedidos; (2) Saldo médio da carteira de crédito com avais, fianças e títulos privados considerando-se os dois últimos trimestres. 7 Não Corporativo

Digitalização 3T20 Crescimento e qualidade digital Canais digitais: o novo padrão Fluxo online de abertura de contas Aumento de 16,2% de clientes digitais¹ Em milhares, no trimestre em 12 meses 645 512 13,7 Clientes digitais 12,2 Pessoa física Pessoas físicas 341 Pessoa jurídica 276 268 8,8 8 Cartonistas 6 6,9 10,7 Empresas 4 3 5,5 2 1,2 1,2 1,1 3T19 4T19 1T20 2T20 3T20 Set/18 Set/19 Set/20 Para clientes pessoas física % das operações realizadas nos canais digitais Disponibilidade (%) 3T20 2T20 99,7% A disponibilidade dos 98% 97% Transferências canais digitais 89% 87% Pagamentos permanece no maior 98,9% patamar histórico. 50% 46% Investimentos Crédito 24% 25% Jan/19 Set/20 (1) Considera correntistas (pessoa física e empresas) e cartonistas digitais. 8 Não CorporativoDigitalização 3T20 Crescimento e qualidade digital Canais digitais: o novo padrão Fluxo online de abertura de contas Aumento de 16,2% de clientes digitais¹ Em milhares, no trimestre em 12 meses 645 512 13,7 Clientes digitais 12,2 Pessoa física Pessoas físicas 341 Pessoa jurídica 276 268 8,8 8 Cartonistas 6 6,9 10,7 Empresas 4 3 5,5 2 1,2 1,2 1,1 3T19 4T19 1T20 2T20 3T20 Set/18 Set/19 Set/20 Para clientes pessoas física % das operações realizadas nos canais digitais Disponibilidade (%) 3T20 2T20 99,7% A disponibilidade dos 98% 97% Transferências canais digitais 89% 87% Pagamentos permanece no maior 98,9% patamar histórico. 50% 46% Investimentos Crédito 24% 25% Jan/19 Set/20 (1) Considera correntistas (pessoa física e empresas) e cartonistas digitais. 8 Não Corporativo

Perspectivas

1. Níveis de **liquidez e capitalização** adequados aos nossos cenários de *stress test*.

2. Expansão da **carteira de crédito** impulsionada principalmente pelo segmento de pessoas físicas, em linha com a recuperação da atividade econômica e níveis de confiança dos clientes. Este crescimento deverá ser suportado por produtos de menor risco e menor taxa de juros como consignado, financiamento imobiliário e de veículos. Queda na demanda de crédito no segmento de grandes empresas à medida que o acesso ao mercado de capitais apresente oportunidades mais eficientes de captação e liquidez.

3. Redução adicional da taxa média da **margem financeira com clientes (NIM)** devido à progressiva mudança do mix da carteira de crédito entre produtos e impacto da menor taxa de juros na remuneração do nosso capital de giro próprio e margem de passivos.

4. Crescimento das **receitas de serviços e seguros** em linha com a tendência de recuperação da atividade econômica, reabertura do mercado de capitais e lançamentos de novos canais, produtos e serviços.

5. Redução progressiva no **custo do crédito** ancorado no modelo de perda esperada e recuperação econômica do país. Entretanto o modelo reagirá prontamente a mudanças no cenário macroeconômico do país e as condições financeiras dos nossos clientes.

6. A gestão estratégica de **custos** baseada no contínuo investimento em tecnologia, nas novas formas de trabalho, na otimização dos canais de distribuição, além dos projetos estruturais de eficiência continuará trazendo benefícios nos próximos trimestres.

Nota: As perspectivas apresentadas neste slide não devem ser entendidas como projeção formal de performance financeira para o ano de 2020.

9

Participação XP Inc.

Histórico

Maio/2017
O Itaú Unibanco anunciou a intenção de adquirir o controle da XP Inc. em etapas

Agosto/2018
O Itaú Unibanco divulga compromisso com o BACEN de não adquirir o controle da XP Inc.

Estudos em estágio avançado acerca da participação de 46,05% na
XP Inc.

Valor contábil em Set/20
R$9,6 bilhões

1. **Cisão dessa linha de negócio**

A eventual cisão não será concretizada antes de 31 de dezembro de 2020. Se ocorrer:

- Segregação em uma nova sociedade de capital aberto (**"Newco"**) que deterá exclusivamente 41,05% de ações da XP Inc.
- Os acionistas do Itaú Unibanco receberão participação acionária na Newco
- A Newco passará a ser parte do Acordo de Acionistas da XP Inc. e terá a mesma estrutura de controle do Itaú Unibanco Holding S.A.

2. **Venda de 5% do capital social da XP Inc.**

- Visando monetizar parte do investimento, gerando aumento do índice de Capital Principal de Basileia III.
- Se concretizada, e a depender das condições aplicáveis de mercado, poderá ser realizada por meio de uma ou mais ofertas públicas realizadas em bolsas de valores.

Referidas operações ainda dependem de aprovação do Conselho de Administração do Itaú Unibanco, que avaliará detalhadamente as condições a elas aplicáveis e seus efeitos.

Em 2022
Após aprovação do BACEN, o Itaú Unibanco adquirirá mais 11,5% do capital social da XP Inc.

Qualquer eventual nova decisão, negociação ou transação relacionada à participação acionária do Itaú Unibanco na XP Inc. será prontamente comunicada ao mercado.

10

Teleconferência com a Imprensa Resultados 3T20 São Paulo, 4 de novembro de 2020 Candido Botelho Bracher Presidente e CEO Alexsandro Broedel Diretor Executivo de Finanças Itaú Unibanco Holding S.A. 11 Não CorporativoTeleconferência com a Imprensa Resultados 3T20 São Paulo, 4 de novembro de 2020 Candido Botelho Bracher Presidente e CEO Alexsandro Broedel Diretor Executivo de Finanças Itaú Unibanco Holding S.A. 11 Não Corporativo

Attachment 02

Conference call 3Q20 Earnings review th São Paulo, November 4 , 2020 Candido Botelho Bracher President and CEO Alexsandro Broedel Executive Director, Group Head of Finance Renato Lulia Jacob Group Head of Investor Relations and Market Intelligence Itaú Unibanco Holding S.A. 1 Não CorporativoConference call 3Q20 Earnings review th São Paulo, November 4 , 2020 Candido Botelho Bracher President and CEO Alexsandro Broedel Executive Director, Group Head of Finance Renato Lulia Jacob Group Head of Investor Relations and Market Intelligence Itaú Unibanco Holding S.A. 1 Não Corporativo

Context Mome Current nto outl atual ook Economic activity Our Quarter Highlights Prospect of Brazilian GDP¹ quarterly growth (base 100 = 4Q19) 3Q20 vs. 3Q19 Mortgage 100 98 65% 95 origination NEW RELEASES 88 Mortgage Loans with Savings Deposit Interest Credit Line Secured by Financed Property 4Q19 1Q20 2Q20 3Q20 3Q20 vs. 3Q19 Auto loans Public debt to GDP¹ (%) 47% 92.5% origination 76.5% 75.8% Equity issuance 2018 2019 2020 ~USD9.5 bn In 28 operations in Brazil Itaú Economic Activity Index² 2020 (base 100 = March level, pre-crisis) Government sponsored 100 92 R$16.4 bi Facilities 57 • Emergency credit line (Pronampe³) • Investment Guarantee Fund (FGI BNDES) 03/13 03/28 10/17 (1) Forecast by Itaú Unibanco Economic Team, (2) Considers the consumption of goods, services (in Itaucard operations) and a proxy for industrial electricity, (3) Pronampe is a national support program for very small and small companies. 2 Não CorporativoContext Mome Current nto outl atual ook Economic activity Our Quarter Highlights Prospect of Brazilian GDP¹ quarterly growth (base 100 = 4Q19) 3Q20 vs. 3Q19 Mortgage 100 98 65% 95 origination NEW RELEASES 88 Mortgage Loans with Savings Deposit Interest Credit Line Secured by Financed Property 4Q19 1Q20 2Q20 3Q20 3Q20 vs. 3Q19 Auto loans Public debt to GDP¹ (%) 47% 92.5% origination 76.5% 75.8% Equity issuance 2018 2019 2020 ~USD9.5 bn In 28 operations in Brazil Itaú Economic Activity Index² 2020 (base 100 = March level, pre-crisis) Government sponsored 100 92 R$16.4 bi Facilities 57 • Emergency credit line (Pronampe³) • Investment Guarantee Fund (FGI BNDES) 03/13 03/28 10/17 (1) Forecast by Itaú Unibanco Economic Team, (2) Considers the consumption of goods, services (in Itaucard operations) and a proxy for industrial electricity, (3) Pronampe is a national support program for very small and small companies. 2 Não Corporativo

Financial Highlights 3 Não CorporativoFinancial Highlights 3 Não Corporativo

Financial Highlights 3Q20 In R$ billions 3Q20 vs. 2Q20 Credit portfolio 7.3 7.2 R$847.0 bn Recurring 5.0 + 4.4% 4.2 3.9 net income Financial margin with clients R$5.0 bn R$15.6 bn 3Q19 4Q19 1Q20 2Q20 3Q20 + 19.6% - 5.5% Cost of Credit¹ R$6.3 bn 23.7% 23.5% Recurring ROE - 18.7% 15.7% 13.5% 12.8% Commissions, fees and result 15.7% 2 from insurance operations 13.0% 13.0% Recurring ROE (%) 12.5% 12.5% 12.5% R$11.1 bn Average Cost of Capital (%) + 12.0% 3Q19 4Q19 1Q20 2Q20 3Q20 (1) Provision for Loan Losses + Recovery of Loans + Impairment + Discounts Granted.; Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations after Retained Claims and Selling Expenses. Espaço reservado para rodapé 4 Não CorporativoFinancial Highlights 3Q20 In R$ billions 3Q20 vs. 2Q20 Credit portfolio 7.3 7.2 R$847.0 bn Recurring 5.0 + 4.4% 4.2 3.9 net income Financial margin with clients R$5.0 bn R$15.6 bn 3Q19 4Q19 1Q20 2Q20 3Q20 + 19.6% - 5.5% Cost of Credit¹ R$6.3 bn 23.7% 23.5% Recurring ROE - 18.7% 15.7% 13.5% 12.8% Commissions, fees and result 15.7% 2 from insurance operations 13.0% 13.0% Recurring ROE (%) 12.5% 12.5% 12.5% R$11.1 bn Average Cost of Capital (%) + 12.0% 3Q19 4Q19 1Q20 2Q20 3Q20 (1) Provision for Loan Losses + Recovery of Loans + Impairment + Discounts Granted.; Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations after Retained Claims and Selling Expenses. Espaço reservado para rodapé 4 Não Corporativo

Credit portfolio 3Q20 In R$ billions Credit origination¹ Sep-20 Jun-20D' Sep-19D' 3Q20 2Q20 In the quarter vs. 2Q20 vs. 1Q20 Individuals 2 37.7 228.8 3.9% 229.7 3.5% Individuals + 23% - 7% Credit card loans 77.5 7 2.9 6.4% 8 3.3 -7.0% Personal loans 3 6.6 3 7.3 -1.7% 34.2 7.0% Very Small, Small and Middle Market + 57% - 1% Payroll loans 5 0.8 50.4 0.8% 49.3 2.9% Corporate - + 19% 19% Vehicle loans 21.5 1 9.5 10.4% 1 8.0 19.6% 2 Total Brazil + 10% + 7% Mortgage loans 51.3 48.8 5.1% 44. 8 14.3% Private securities issuance³ - 57% + 172% Very Small, Small and Middle Market Loans 1 22.5 1 07.4 14.0% 89.5 36.9% Banking loans 1 04.5 1 05.8 -1.2% 8 9.5 16.7% Government sponsored/guaranteed facilities 18.0 1 .6 1003.2% - - Change in credit for individuals 3 60.2 3 36.2 7.1% 319.2 12.8% Individuals + SME’s Loans Average Sep-20 Corporate loans 264.8 259.2 2.1% 2 13.2 24.2% balance vs. Jun-20 178.1 1 75.4 1.6% 1 51.5 17.5% Credit operations 10% Personalised credit + stable 86.7 8 3.9 3.4% 6 1.7 40.6% Corporate Securities - Overdraft 16% - 10% Total Brazil 6 25.0 595.5 5.0% 5 32.4 17.4% Installment credit - 15% - 3% Latin America 2 22.0 215.9 2.9% 171.0 29.8% - 16% Revolving credit card - 16% Total with Financial Guarantees and Corporate Securities 847.0 811.3 4.4% 703.4 20.4% Note: (1) Does not consider origination of credit card, overdraft, debt renegotiation and other revolving credits. Average origination per working day in the period, except for private securities issuance, (2) Does not include private securities issuance, (3) Source: ANBIMA (Brazilian Financial and Capital Markets Association). Considers total volume of fixed income and hybrid private securities issuance arranged by Itaú Unibanco on the local market (includes distributed volumes). 5 Não CorporativoCredit portfolio 3Q20 In R$ billions Credit origination¹ Sep-20 Jun-20D' Sep-19D' 3Q20 2Q20 In the quarter vs. 2Q20 vs. 1Q20 Individuals 2 37.7 228.8 3.9% 229.7 3.5% Individuals + 23% - 7% Credit card loans 77.5 7 2.9 6.4% 8 3.3 -7.0% Personal loans 3 6.6 3 7.3 -1.7% 34.2 7.0% Very Small, Small and Middle Market + 57% - 1% Payroll loans 5 0.8 50.4 0.8% 49.3 2.9% Corporate - + 19% 19% Vehicle loans 21.5 1 9.5 10.4% 1 8.0 19.6% 2 Total Brazil + 10% + 7% Mortgage loans 51.3 48.8 5.1% 44. 8 14.3% Private securities issuance³ - 57% + 172% Very Small, Small and Middle Market Loans 1 22.5 1 07.4 14.0% 89.5 36.9% Banking loans 1 04.5 1 05.8 -1.2% 8 9.5 16.7% Government sponsored/guaranteed facilities 18.0 1 .6 1003.2% - - Change in credit for individuals 3 60.2 3 36.2 7.1% 319.2 12.8% Individuals + SME’s Loans Average Sep-20 Corporate loans 264.8 259.2 2.1% 2 13.2 24.2% balance vs. Jun-20 178.1 1 75.4 1.6% 1 51.5 17.5% Credit operations 10% Personalised credit + stable 86.7 8 3.9 3.4% 6 1.7 40.6% Corporate Securities - Overdraft 16% - 10% Total Brazil 6 25.0 595.5 5.0% 5 32.4 17.4% Installment credit - 15% - 3% Latin America 2 22.0 215.9 2.9% 171.0 29.8% - 16% Revolving credit card - 16% Total with Financial Guarantees and Corporate Securities 847.0 811.3 4.4% 703.4 20.4% Note: (1) Does not consider origination of credit card, overdraft, debt renegotiation and other revolving credits. Average origination per working day in the period, except for private securities issuance, (2) Does not include private securities issuance, (3) Source: ANBIMA (Brazilian Financial and Capital Markets Association). Considers total volume of fixed income and hybrid private securities issuance arranged by Itaú Unibanco on the local market (includes distributed volumes). 5 Não Corporativo

Financial margin with clients 3Q20 Annualized average margin % - Consolidated Annualized average margin % - Brazil 12.1% 12.1% 12.2% 12.2% 10.0% 10.0% 10.0% 10.0% 11.8% 11.9% 9.8% 9.8% 11.1% 9.2% 10.2% 8.4% 7.5% 9.0% 9.6% 7.7% 7.6% 7.6% 9.2% 9.2% 9.2% 7.5% 9.0% 7.4% 8.4% 6.7% 4.3% 4.4% 5.4% 5.2% 3.7% 4.1% 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 Financial Margin with Clients Risk-adjusted Financial Margin with Clients Change in financial margin with clients R$ billion R$0.6 bn 16.5 15.6 15.4 0.01 0.8 14.8 0.1 (1.0) (0.4) (0.03) (0.4) 2 2Q20 2Q20 2Q20 Segment Mix Retail Product Mix Asset Spreads Average volume Latin America and 3Q20 3Q20 3Q20 1 1 3 Working Capital Spread-Sensitive others Spread-Sensitive Working Capital and Other Operations Operations and Other (1) Includes capital allocated to business areas (except treasury), in addition to the corporation's working capital, (2) Change in the composition of assets with credit risk between periods in Brazil and the impact of government sponsored facilities, (3) Others 6 considers: the effect of the greater number of calendar days in the quarter, the liability financial margin and structured wholesale operations. Não CorporativoFinancial margin with clients 3Q20 Annualized average margin % - Consolidated Annualized average margin % - Brazil 12.1% 12.1% 12.2% 12.2% 10.0% 10.0% 10.0% 10.0% 11.8% 11.9% 9.8% 9.8% 11.1% 9.2% 10.2% 8.4% 7.5% 9.0% 9.6% 7.7% 7.6% 7.6% 9.2% 9.2% 9.2% 7.5% 9.0% 7.4% 8.4% 6.7% 4.3% 4.4% 5.4% 5.2% 3.7% 4.1% 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 Financial Margin with Clients Risk-adjusted Financial Margin with Clients Change in financial margin with clients R$ billion R$0.6 bn 16.5 15.6 15.4 0.01 0.8 14.8 0.1 (1.0) (0.4) (0.03) (0.4) 2 2Q20 2Q20 2Q20 Segment Mix Retail Product Mix Asset Spreads Average volume Latin America and 3Q20 3Q20 3Q20 1 1 3 Working Capital Spread-Sensitive others Spread-Sensitive Working Capital and Other Operations Operations and Other (1) Includes capital allocated to business areas (except treasury), in addition to the corporation's working capital, (2) Change in the composition of assets with credit risk between periods in Brazil and the impact of government sponsored facilities, (3) Others 6 considers: the effect of the greater number of calendar days in the quarter, the liability financial margin and structured wholesale operations. Não Corporativo

Retail Loan portfolio reprofiling Reprofiled portfolio by product (in R$ billions) R$53.5 billion th September 30 , 2020 (6% of credit portfolio) 39.8 13.7 Balance of reprofiled loans for Very small and Individuals 17% of Individuals 11% of Small and very individuals, micro and small small companies portfolio small companies portfolio businesses Mortgage loans Working capital 11.8 16.6 Personal loans Vehicle loans 14.8 1.9 100% Vehicle loans 4.6 performing in February Cards 2.7 Payroll loans 1.1 56% are collateralized 0,6% Portfolio risk profile September 2020 6,4% 88% Performing Grace period to be due in ratings AA to C 93.1% Overdue between 15-90 days 24,8% current* Overdue over 90 days 68,3% (*) Considers performing and grace period to be due portfolio 7 Não CorporativoRetail Loan portfolio reprofiling Reprofiled portfolio by product (in R$ billions) R$53.5 billion th September 30 , 2020 (6% of credit portfolio) 39.8 13.7 Balance of reprofiled loans for Very small and Individuals 17% of Individuals 11% of Small and very individuals, micro and small small companies portfolio small companies portfolio businesses Mortgage loans Working capital 11.8 16.6 Personal loans Vehicle loans 14.8 1.9 100% Vehicle loans 4.6 performing in February Cards 2.7 Payroll loans 1.1 56% are collateralized 0,6% Portfolio risk profile September 2020 6,4% 88% Performing Grace period to be due in ratings AA to C 93.1% Overdue between 15-90 days 24,8% current* Overdue over 90 days 68,3% (*) Considers performing and grace period to be due portfolio 7 Não Corporativo

Provision for loan losses 3Q20 In R$ billions Cost of credit¹ 5.3% Expected loss provisioning model 3.9% 3.3% 3.0% ratio between 2.6% Allocation oftotal provisions the annualized cost of credit¹ 10.1 7.8 Sep-20 vs. Sep-19 and the loan 6.3 5.8 4.5 portfolio² - (%) Total 51.1 + 48.3% 49.3 Expected loss 3Q19 4Q19 1Q20 2Q20 3Q20 Potential loss 34.5 + 120.5% Related to expected loss in retail 25.7 29.0 segment and potential loss in the Coverage ratio R$15.8 bn wholesale segment (90 days NPL - %) 1013% 920% 13.1 Wholesale - Brazil Aggravated risk ratings + 8.9% Related to aggravated risk rating of 470% R$0.9 bn Latin America 11.4 overdue and renegotiated operations 11.0 10.1 341% 487% Total 339% Overdue operations Retail - Brazil - 0.6% 253% 281% 215% Related to minimum provision required 12.1 11.2 11.1 208% R$(0.1) bn 212% due to overdue operations 169% Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 set/19 dez/19 mar/20 jun/20 set/20 Sep-19 Jun-20 Sep-20 (1) Provision for Loan Losses + Recovery of Loans + Impairment + Discounts Granted, (2) Average loan portfolio balance with financial guarantees provided and corporate securities considers the last two quarters. 8 Não CorporativoProvision for loan losses 3Q20 In R$ billions Cost of credit¹ 5.3% Expected loss provisioning model 3.9% 3.3% 3.0% ratio between 2.6% Allocation oftotal provisions the annualized cost of credit¹ 10.1 7.8 Sep-20 vs. Sep-19 and the loan 6.3 5.8 4.5 portfolio² - (%) Total 51.1 + 48.3% 49.3 Expected loss 3Q19 4Q19 1Q20 2Q20 3Q20 Potential loss 34.5 + 120.5% Related to expected loss in retail 25.7 29.0 segment and potential loss in the Coverage ratio R$15.8 bn wholesale segment (90 days NPL - %) 1013% 920% 13.1 Wholesale - Brazil Aggravated risk ratings + 8.9% Related to aggravated risk rating of 470% R$0.9 bn Latin America 11.4 overdue and renegotiated operations 11.0 10.1 341% 487% Total 339% Overdue operations Retail - Brazil - 0.6% 253% 281% 215% Related to minimum provision required 12.1 11.2 11.1 208% R$(0.1) bn 212% due to overdue operations 169% Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 set/19 dez/19 mar/20 jun/20 set/20 Sep-19 Jun-20 Sep-20 (1) Provision for Loan Losses + Recovery of Loans + Impairment + Discounts Granted, (2) Average loan portfolio balance with financial guarantees provided and corporate securities considers the last two quarters. 8 Não Corporativo

Credit quality 3Q20 15-90 days NPL (%) 90 days NPL (%) Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 3.4% 3.4% 3.5% 2.6% 3.2% 2.3% 2.4% 2.6% 2.0% 1.7% 3.1% 2.4% 3.0% 2.3% 2.9% 2.7% 2.2% 2.2% 1.9% 1.7% 5.1% 5.0% 3.5% 4.8% 4.7% 3.2% 3.1% 4.3% 3.0% 3.0% 2.5% 2.4% 2.3% 1.9% 1.9% 1.7% 2.3% 2.3% 2.3% 1.6% 2.0% 1.4% 1.1% 1.4% 1.4% 1.0% 2.0% 1.9% 1.2% 1.4% 1.4% 1.2% 1.1% 0.9% 0.7% 0.7% 0.7% 0.7% 0.5% 0.5% Total Brazil Latin America Individuals Corporate Very Small, Small and Middle Market companies 9 Não CorporativoCredit quality 3Q20 15-90 days NPL (%) 90 days NPL (%) Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 3.4% 3.4% 3.5% 2.6% 3.2% 2.3% 2.4% 2.6% 2.0% 1.7% 3.1% 2.4% 3.0% 2.3% 2.9% 2.7% 2.2% 2.2% 1.9% 1.7% 5.1% 5.0% 3.5% 4.8% 4.7% 3.2% 3.1% 4.3% 3.0% 3.0% 2.5% 2.4% 2.3% 1.9% 1.9% 1.7% 2.3% 2.3% 2.3% 1.6% 2.0% 1.4% 1.1% 1.4% 1.4% 1.0% 2.0% 1.9% 1.2% 1.4% 1.4% 1.2% 1.1% 0.9% 0.7% 0.7% 0.7% 0.7% 0.5% 0.5% Total Brazil Latin America Individuals Corporate Very Small, Small and Middle Market companies 9 Não Corporativo

Financial margin with the market 3Q20 In R$ billions 1.4 1.4 1.4 1.4 1.3 1.3 1.2 1.2 1.2 1.6 1.5 1.4 1.3 1.3 1.3 1.2 1.1 1.1 0.8 0.7 1.0 0.7 0.5 1.1 0.9 1.0 0.2 0.4 0.6 0.6 0.5 0.5 0.4 0.4 0.3 0.3 0.3 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 Financial margin with Sale of shares - B3 Financial margin with 1 year moving average of the market – Brazil¹ the market– Latin America² financial margin with the market (1) Includes units abroad ex-Latin America, (2) Excludes Brazil. 10 Não CorporativoFinancial margin with the market 3Q20 In R$ billions 1.4 1.4 1.4 1.4 1.3 1.3 1.2 1.2 1.2 1.6 1.5 1.4 1.3 1.3 1.3 1.2 1.1 1.1 0.8 0.7 1.0 0.7 0.5 1.1 0.9 1.0 0.2 0.4 0.6 0.6 0.5 0.5 0.4 0.4 0.3 0.3 0.3 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 Financial margin with Sale of shares - B3 Financial margin with 1 year moving average of the market – Brazil¹ the market– Latin America² financial margin with the market (1) Includes units abroad ex-Latin America, (2) Excludes Brazil. 10 Não Corporativo

Commissions, fees and result from insurance operations 3Q20 In R$ billions 3Q20 2Q20 9M20 9M19 Main investment bank rankings in 2020 Credit and debit cards 2.8 2.5 12.9% 8.4 9.7 -13.4% st M&A (Brazil and LatAm)³ 1 place Card issuance 6.5 6.7 2.2 2.0 10.6% -3.0% st Acquiring 0.6 1.9 3.0 ECM (Brazil and LatAm)³ 1 place 0.5 21.5% -36.5% 4 st Current account services 1.9 5.7 5.6 1.8 4.5% 2.8% Local DCM 1 place Asset management¹ 1.3 1.3 1.8% 4.1 3.7 10.8% Advisory services and brokerage 3.0 1.7 1.2 0.8 59.8% 75.4% Own Products and Open Plataform Credit operations and guarantees provided 0.6 1.7 1.9 0.5 14.3% -8.9% In RS billions Collection Services 0.5 1.4 1.5 0.4 12.2% -5.8% Sep-20 1,578 289 1,867 Other 0.4 0.3 12.4% 1.0 0,8 18,9% Sep-19 1,361 253 1,613 Latin America (ex-Brazil) 0.7 2.2 2.2 0.7 1.2% -0.7% Commissions and fees 9.5 12.7% 27.4 27.0 1.6% 8.4 Result from insurance operations² 4.7 4.9 1.6 1.5 8.0% -3.4% + 16.0% + 14.3% + 15.7% Own Products Open Total Commissions, fees and result from insurance 11.1 32.1 31.8 9.9 12.0% 0.8% (Ex-Open Plataform) Plataform (1) Includes fund management fees and “consórcio” management fees, (2) Result from insurance includes the revenues from insurance, pension plan and premium bonds operations net of retained claims and selling expenses, (3) Source: Dealogic, 11 (4) Source: ANBIMA (Brazilian Financial and Capital Markets Association). Não CorporativoCommissions, fees and result from insurance operations 3Q20 In R$ billions 3Q20 2Q20 9M20 9M19 Main investment bank rankings in 2020 Credit and debit cards 2.8 2.5 12.9% 8.4 9.7 -13.4% st M&A (Brazil and LatAm)³ 1 place Card issuance 6.5 6.7 2.2 2.0 10.6% -3.0% st Acquiring 0.6 1.9 3.0 ECM (Brazil and LatAm)³ 1 place 0.5 21.5% -36.5% 4 st Current account services 1.9 5.7 5.6 1.8 4.5% 2.8% Local DCM 1 place Asset management¹ 1.3 1.3 1.8% 4.1 3.7 10.8% Advisory services and brokerage 3.0 1.7 1.2 0.8 59.8% 75.4% Own Products and Open Plataform Credit operations and guarantees provided 0.6 1.7 1.9 0.5 14.3% -8.9% In RS billions Collection Services 0.5 1.4 1.5 0.4 12.2% -5.8% Sep-20 1,578 289 1,867 Other 0.4 0.3 12.4% 1.0 0,8 18,9% Sep-19 1,361 253 1,613 Latin America (ex-Brazil) 0.7 2.2 2.2 0.7 1.2% -0.7% Commissions and fees 9.5 12.7% 27.4 27.0 1.6% 8.4 Result from insurance operations² 4.7 4.9 1.6 1.5 8.0% -3.4% + 16.0% + 14.3% + 15.7% Own Products Open Total Commissions, fees and result from insurance 11.1 32.1 31.8 9.9 12.0% 0.8% (Ex-Open Plataform) Plataform (1) Includes fund management fees and “consórcio” management fees, (2) Result from insurance includes the revenues from insurance, pension plan and premium bonds operations net of retained claims and selling expenses, (3) Source: Dealogic, 11 (4) Source: ANBIMA (Brazilian Financial and Capital Markets Association). Não Corporativo

ESG at Itaú Asset Management and Fixed Income 3Q20 Itaú Asset Management R$741 billion 95% of Assets under Management covered by ESG criteria ESG product offering Largest private Asset Manager in Brazil¹ and pioneer in integrating environmental, social and governance aspects in asset selection analysis since 2010. “Momento ESG” Fund | 15 to 25 assets Equity with active management ESG assessment in ESG integration goes beyond evaluation ISUS11 ETF | 36 assets asset management ▪ Engagement with companies to promote Equity that replicates the ISE-B3 portfolio. Total America (AuM) % ESG coverage the adoption of ESG practices GOVE11 ETF | 141 assets ▪ Participation in meetings of investees to Equity that replicates the “Índice de Governança Corporativa exercise the right to focusing on Trade - B3” portfolio sustainable practices 2008 Sep-20 Fixed income Year to date, Itaú BBA underwrote 75% of the ESG-related international bonds from Brazilian issuers. (1) According to ANBIMA (Brazilian Financial and Capital Markets Association) data from August 2020. 12 Não CorporativoESG at Itaú Asset Management and Fixed Income 3Q20 Itaú Asset Management R$741 billion 95% of Assets under Management covered by ESG criteria ESG product offering Largest private Asset Manager in Brazil¹ and pioneer in integrating environmental, social and governance aspects in asset selection analysis since 2010. “Momento ESG” Fund | 15 to 25 assets Equity with active management ESG assessment in ESG integration goes beyond evaluation ISUS11 ETF | 36 assets asset management ▪ Engagement with companies to promote Equity that replicates the ISE-B3 portfolio. Total America (AuM) % ESG coverage the adoption of ESG practices GOVE11 ETF | 141 assets ▪ Participation in meetings of investees to Equity that replicates the “Índice de Governança Corporativa exercise the right to focusing on Trade - B3” portfolio sustainable practices 2008 Sep-20 Fixed income Year to date, Itaú BBA underwrote 75% of the ESG-related international bonds from Brazilian issuers. (1) According to ANBIMA (Brazilian Financial and Capital Markets Association) data from August 2020. 12 Não Corporativo

Non-interest expenses 3Q20 In R$ billions Investment in 9M19 3Q20 3Q19 9M20 technology Base 100, in development hours Personnel Expenses -5.3% (15.6) (5.3) (5.6) (16.5) -5.0% Administrative Expenses (4.1) (4.2) -2.0% (12.1) (12.5) -3.1% + 39% 1 Other -6.4% (1.3) (1.4) (3.7) (3.8) -2.3% 9M20 vs. 9M19 Total - Brazil (10.7) (11.2) -4.2% (31.5) (32.8) -4.0% Latin America (ex-Brazil)² 22.2% (2.0) (1.6) (5.3) (4.8) 11.2% -0.9% Non-interest expenses (12.7) (12.8) (36.8) (37.6) -2.1% 139 100 Non-interest 2.4% 1.8% expenses -0.7% growing at a slower pace -4.2% -4.2% 9M19 9M20 -0.5% than inflation -6.8% -2.5% -4.0% Non-interest expenses growth -7.4% year over year -9.0% Non-interest expenses growth compared to the same period of the 3Q19 4Q19 1Q20 2Q20 3Q20 previous year (deflated by IPCA) (1) Includes operating expenses and other tax expenses (Includes IPTU, IPVA, IOF and others. Does not include PIS, Cofins and ISS), (2) Does not consider overhead allocation. 13 Não CorporativoNon-interest expenses 3Q20 In R$ billions Investment in 9M19 3Q20 3Q19 9M20 technology Base 100, in development hours Personnel Expenses -5.3% (15.6) (5.3) (5.6) (16.5) -5.0% Administrative Expenses (4.1) (4.2) -2.0% (12.1) (12.5) -3.1% + 39% 1 Other -6.4% (1.3) (1.4) (3.7) (3.8) -2.3% 9M20 vs. 9M19 Total - Brazil (10.7) (11.2) -4.2% (31.5) (32.8) -4.0% Latin America (ex-Brazil)² 22.2% (2.0) (1.6) (5.3) (4.8) 11.2% -0.9% Non-interest expenses (12.7) (12.8) (36.8) (37.6) -2.1% 139 100 Non-interest 2.4% 1.8% expenses -0.7% growing at a slower pace -4.2% -4.2% 9M19 9M20 -0.5% than inflation -6.8% -2.5% -4.0% Non-interest expenses growth -7.4% year over year -9.0% Non-interest expenses growth compared to the same period of the 3Q19 4Q19 1Q20 2Q20 3Q20 previous year (deflated by IPCA) (1) Includes operating expenses and other tax expenses (Includes IPTU, IPVA, IOF and others. Does not include PIS, Cofins and ISS), (2) Does not consider overhead allocation. 13 Não Corporativo

Digital 3Q20 Growth and digital quality Digital channels: the new standard Online account opening flow Annual increase of 16.2% of digital clients¹ In thousands, in the quarter 645 512 13.7 Digital clients Individuals 341 12.2 Companies 276 268 Individuals 8 8.8 6 Credit card holders 6.9 4 10.7 3 Companies 2 5.5 1.2 1.2 3Q19 4Q19 1Q20 2Q20 3Q20 1.1 Sep-18 Sep-19 Sep-20 For individuals Share of digital channels in 2020 (%) Availability (%) 3Q20 2Q20 99.7% The availability of digital 98% 97% Transfers channels is at the 89% 87% Payments highest level ever 98.9% 50% 46% Investments Credit 24% 25% Jan-19 Sep-20 (1) Considers account holders (individuals and companies) and digital credit card holders. 14 Não CorporativoDigital 3Q20 Growth and digital quality Digital channels: the new standard Online account opening flow Annual increase of 16.2% of digital clients¹ In thousands, in the quarter 645 512 13.7 Digital clients Individuals 341 12.2 Companies 276 268 Individuals 8 8.8 6 Credit card holders 6.9 4 10.7 3 Companies 2 5.5 1.2 1.2 3Q19 4Q19 1Q20 2Q20 3Q20 1.1 Sep-18 Sep-19 Sep-20 For individuals Share of digital channels in 2020 (%) Availability (%) 3Q20 2Q20 99.7% The availability of digital 98% 97% Transfers channels is at the 89% 87% Payments highest level ever 98.9% 50% 46% Investments Credit 24% 25% Jan-19 Sep-20 (1) Considers account holders (individuals and companies) and digital credit card holders. 14 Não Corporativo

Capital 3Q20 12,4% 0.2% 12,1% 0.4% 1,7% 1,7% (0.3%) 10,7% 10,4% Jun-20 Net income Prudential RWA of credit² Sep-20 Tier I Capital less minimum adjustments¹ Tier I Capital mandatory dividends (1) Mainly tax credits, (2) Credit risk weighted assets. 15 Não CorporativoCapital 3Q20 12,4% 0.2% 12,1% 0.4% 1,7% 1,7% (0.3%) 10,7% 10,4% Jun-20 Net income Prudential RWA of credit² Sep-20 Tier I Capital less minimum adjustments¹ Tier I Capital mandatory dividends (1) Mainly tax credits, (2) Credit risk weighted assets. 15 Não Corporativo

Perspectives Capital and liquidity at appropriate levels considering our internal stress test scenarios. Expansion of the loan portfolio driven mainly by the individuals’ portfolio, in line with the resumption of economic activity and customer confidence levels. This growth should be supported by lower risk and lower interest rate products, such as payroll, mortgage and vehicle financing. Declining demand in the large corporate segment as access to the capital market presents the companies with more efficient opportunities for funding and liquidity. Additional reduction in the average rate of financial margin with clients (NIM) due to the progressive change in the credit portfolio mix between products and the impact of the lower interest rate on the remuneration of our own working capital and liability margin. Growth in service and insurance revenues in line with the recovery trend of economic activity, the reopening of capital markets and the launch of new channels, products and services. Progressive reduction in the cost of credit anchored in the expected loss model and in economic activity recovery. However, the model will react promptly to changes in the country's macroeconomic scenario and in the financial conditions of our clients. Strategic cost management based on continuous investment in technology, new ways of working, optimization of distribution channels, in addition to structural efficiency projects will continue to bring benefits in the coming quarters. 16 Note: The perspectives presented on this slide should not be taken as a formal projection of financial performance for the year 2020. Não CorporativoPerspectives Capital and liquidity at appropriate levels considering our internal stress test scenarios. Expansion of the loan portfolio driven mainly by the individuals’ portfolio, in line with the resumption of economic activity and customer confidence levels. This growth should be supported by lower risk and lower interest rate products, such as payroll, mortgage and vehicle financing. Declining demand in the large corporate segment as access to the capital market presents the companies with more efficient opportunities for funding and liquidity. Additional reduction in the average rate of financial margin with clients (NIM) due to the progressive change in the credit portfolio mix between products and the impact of the lower interest rate on the remuneration of our own working capital and liability margin. Growth in service and insurance revenues in line with the recovery trend of economic activity, the reopening of capital markets and the launch of new channels, products and services. Progressive reduction in the cost of credit anchored in the expected loss model and in economic activity recovery. However, the model will react promptly to changes in the country's macroeconomic scenario and in the financial conditions of our clients. Strategic cost management based on continuous investment in technology, new ways of working, optimization of distribution channels, in addition to structural efficiency projects will continue to bring benefits in the coming quarters. 16 Note: The perspectives presented on this slide should not be taken as a formal projection of financial performance for the year 2020. Não Corporativo

Investment **XP Inc.**

Historic

May-2017
Itaú Unibanco announces its intention to acquire control of XP Inc. in stages

August-2018
Itaú Unibanco discloses its commitment to BACEN not to acquire control of XP Inc.

Studies in advanced stages about our
46.05%
stake on XP Inc.

Book value as of Sep-20
R$9.6 billions

1. **Spin-off of this business line**

The eventual spin-off would not take place before December 31, 2020. If it occurs::

- Segregation into a new Company ("**Newco**"), to be listed on the stock exchange, that will exclusively hold 41.05% of XP Inc. shares
- Itaú Unibanco's shareholders will receive an equity interest in the Newco
- The Newco would become part of the XP Shareholders' Agreement and keep the same control structure of Itaú Unibanco Holding S.A.

2. **Selling 5% of XP's capital**

- In order to monetize part of the investment, generating an increase in the Basel III Common Equity Tier I Capital
- If completed, and depending on market conditions, it would be through one or more public offers on stocks exchanges.

These transactions still depend on the approval of Itaú Unibanco's Board of Directors, which will assess in detail the applicable conditions their respective effects.

In 2022

After BACEN's approval, Itaú Unibanco will acquire an additional 11.5% of shares capital of XP Inc.

Any eventual new decision, negotiation or transaction related to the Itaú Unibanco's stake in XP will be promptly communicated to the market

17

Appendix 18 Não CorporativoAppendix 18 Não Corporativo

Results 3Q20 In R$ billions 3Q20 3Q19 2Q20 9M20 9M19 Operating revenues 28.4 30.3 -6.2% 28.0 1.4% 85.6 88.0 -2.7% Managerial financial margin 16.9 19.1 17.8 -4.8% 52.5 -11.2% 55.2 -4.9% Financial margin with clients 15.6 17.6 -11.7% 16.5 -5.5% 49.1 50.9 -3.6% Financial margin with the market 1.4 1.5 1.3 5.1% 3.4 -5.3% 4.3 -19.3% Commissions and fees 9.5 9.3 2.1% 8.4 12.7% 27.4 27.0 1.6% Commissions and fees 2.0 1.9 1.8 8.6% 4.0% 5.7 5.8 -1.6% Cost of credit (6.3) (4.5) 40.6% (7.8) -18.7% (24.2) (12.3) 95.9% Provision from loan losses (6.3) (4.9) (7.6) -16.2% (24.3) 28.8% (13.5) 79.5% Impairment (0.3) (0.1) (0.2) 76.5% (0.6) 397.1% (0.1) 344.0% Discounts granted (0.6) (0.3) 105.9% (0.8) -17.8% (1.6) (1.0) 63.7% Recovery of loans written off as losses 1.0 0.8 23.3% 0.7 32.9% 2.4 2.3 2.3% (0.4) (0.3) Retained claims 7.3% (0.3) 13.0% (1.0) (0.9) 8.4% Other operating expenses (14.3) (14.6) (13.8) 4.0% -1.9% (41.8) (42.8) -2.4% (12.7) (12.8) Non-interest expenses -0.9% (12.1) 4.7% (36.8) (37.6) -2.1% Tax expenses and other (1.6) (1.8) -8.8% (1.6) -1.4% (5.0) (5.2) -5.2% 7.4 10.9 Income before tax and minority interests -31.7% 6.2 20.1% 18.6 31.8 -41.5% Income tax and social contribution (2.4) (3.5) (1.9) 27.7% -30.9% (5.3) (10.1) -47.5% Minority interests in subsidiaries 0.0 (0.2) -127.8% (0.1) -181.0% (0.2) (0.7) -75.1% Recurring net income 5.0 7.2 4.2 19.6% 13.1 -29.7% 21.1 -37.6% 19 Não CorporativoResults 3Q20 In R$ billions 3Q20 3Q19 2Q20 9M20 9M19 Operating revenues 28.4 30.3 -6.2% 28.0 1.4% 85.6 88.0 -2.7% Managerial financial margin 16.9 19.1 17.8 -4.8% 52.5 -11.2% 55.2 -4.9% Financial margin with clients 15.6 17.6 -11.7% 16.5 -5.5% 49.1 50.9 -3.6% Financial margin with the market 1.4 1.5 1.3 5.1% 3.4 -5.3% 4.3 -19.3% Commissions and fees 9.5 9.3 2.1% 8.4 12.7% 27.4 27.0 1.6% Commissions and fees 2.0 1.9 1.8 8.6% 4.0% 5.7 5.8 -1.6% Cost of credit (6.3) (4.5) 40.6% (7.8) -18.7% (24.2) (12.3) 95.9% Provision from loan losses (6.3) (4.9) (7.6) -16.2% (24.3) 28.8% (13.5) 79.5% Impairment (0.3) (0.1) (0.2) 76.5% (0.6) 397.1% (0.1) 344.0% Discounts granted (0.6) (0.3) 105.9% (0.8) -17.8% (1.6) (1.0) 63.7% Recovery of loans written off as losses 1.0 0.8 23.3% 0.7 32.9% 2.4 2.3 2.3% (0.4) (0.3) Retained claims 7.3% (0.3) 13.0% (1.0) (0.9) 8.4% Other operating expenses (14.3) (14.6) (13.8) 4.0% -1.9% (41.8) (42.8) -2.4% (12.7) (12.8) Non-interest expenses -0.9% (12.1) 4.7% (36.8) (37.6) -2.1% Tax expenses and other (1.6) (1.8) -8.8% (1.6) -1.4% (5.0) (5.2) -5.2% 7.4 10.9 Income before tax and minority interests -31.7% 6.2 20.1% 18.6 31.8 -41.5% Income tax and social contribution (2.4) (3.5) (1.9) 27.7% -30.9% (5.3) (10.1) -47.5% Minority interests in subsidiaries 0.0 (0.2) -127.8% (0.1) -181.0% (0.2) (0.7) -75.1% Recurring net income 5.0 7.2 4.2 19.6% 13.1 -29.7% 21.1 -37.6% 19 Não Corporativo

Business model 9M20 The allocation of principal capital (Common Equity Tier 1) in the bank's business is made at 12%, according to our risk appetite. Insurance Excess Insurance Excess Insurance Excess Consolidated Credit Trading Consolidated Credit Trading Consolidated Credit Trading & services capital & services capital & services capital Operating Revenues 47.2 1.3 37.1 0.0 46.8 1.2 38.9 1.1 0.4 0.1 (1.8) (1.1) 85.6 88.0 (2.4) Managerial Financial Margin 38.7 1.3 1 2.5 0 .0 37 .7 1.2 1 5.2 1.1 0.9 0 .1 (2.7) (1.1) 52.5 55.2 (2.7) Commissions and Fees 27.4 8.5 0 .0 18.9 - 27.0 9.0 0.0 17.9 - 0.4 (0.5) 0.0 1.0 - - - 5.7 - - - 5.8 - - - (0.1) - Revenues from Insurance ¹ 5.7 5.8 (0.1) Cost of Credit (24.2) - - - (12.3) - - - (11.8) - - - (24.2) (12.3) (11.8) Retained Claims (1.0) - - (1.0) - (0.9) - - (0.9) - (0.1) - - (0.1) - Non-Interested Expenses and (20.8) (0.4) (20.8) 0.0 (21.4) (0.6) (21.5) (0.1) 0 .6 0 .2 0 .6 0 .1 (42.0) (43.5) 1.5 Other Expenses ² Recurring Net Income 2.1 0.6 10.6 (0.2) 9.0 0 .4 10.8 0 .9 (6.9) 0.2 (0.2) (1.1) 13.1 21.1 (7.9) Average Regulatory Capital 76.3 1.2 51.6 (1.4) 63.4 1.5 40.5 18.7 12.9 (0.3) 11.2 (20.1) 127.8 124.1 3.7 Value Creation 1.4 (4.8) 0.5 5.7 (0.1) 9. 4 3.0 0.3 7.0 (0.9) (8.0) (7.7) 0.3 (1.3) 0.8 Recurring ROE 3.7% 67.8% 27.3% 18.9% 33.5% 35.6% 6.3% -15.2 p.p. 34.3 p.p. -8.3 p.p. 14.0% 23.5% -9.6 p.p. (1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in 20 Subsidiaries Não CorporativoBusiness model 9M20 The allocation of principal capital (Common Equity Tier 1) in the bank's business is made at 12%, according to our risk appetite. Insurance Excess Insurance Excess Insurance Excess Consolidated Credit Trading Consolidated Credit Trading Consolidated Credit Trading & services capital & services capital & services capital Operating Revenues 47.2 1.3 37.1 0.0 46.8 1.2 38.9 1.1 0.4 0.1 (1.8) (1.1) 85.6 88.0 (2.4) Managerial Financial Margin 38.7 1.3 1 2.5 0 .0 37 .7 1.2 1 5.2 1.1 0.9 0 .1 (2.7) (1.1) 52.5 55.2 (2.7) Commissions and Fees 27.4 8.5 0 .0 18.9 - 27.0 9.0 0.0 17.9 - 0.4 (0.5) 0.0 1.0 - - - 5.7 - - - 5.8 - - - (0.1) - Revenues from Insurance ¹ 5.7 5.8 (0.1) Cost of Credit (24.2) - - - (12.3) - - - (11.8) - - - (24.2) (12.3) (11.8) Retained Claims (1.0) - - (1.0) - (0.9) - - (0.9) - (0.1) - - (0.1) - Non-Interested Expenses and (20.8) (0.4) (20.8) 0.0 (21.4) (0.6) (21.5) (0.1) 0 .6 0 .2 0 .6 0 .1 (42.0) (43.5) 1.5 Other Expenses ² Recurring Net Income 2.1 0.6 10.6 (0.2) 9.0 0 .4 10.8 0 .9 (6.9) 0.2 (0.2) (1.1) 13.1 21.1 (7.9) Average Regulatory Capital 76.3 1.2 51.6 (1.4) 63.4 1.5 40.5 18.7 12.9 (0.3) 11.2 (20.1) 127.8 124.1 3.7 Value Creation 1.4 (4.8) 0.5 5.7 (0.1) 9. 4 3.0 0.3 7.0 (0.9) (8.0) (7.7) 0.3 (1.3) 0.8 Recurring ROE 3.7% 67.8% 27.3% 18.9% 33.5% 35.6% 6.3% -15.2 p.p. 34.3 p.p. -8.3 p.p. 14.0% 23.5% -9.6 p.p. (1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in 20 Subsidiaries Não Corporativo

Renegotiated Loans Operations 3Q20 25.7 25.2 25.4 24.7 26.0 25.7 28.9 32.6 32.4 Portfolio in Brazil 36.3 35.7 31.7 3.9 3.2 Latin America 1.6 1.7 28.4 28.1 27.9 27.6 2.7 27.3 26.9 Written-off as a Loss 1.7 2.5 2.4 2.2 2.3 2.1 9.8 2.3 9.8 2.0 1.8 2.0 1.8 1.8 1.3 Over 90 days overdue 7.9 7.6 7.3 7.3 8.7 8.0 8.2 31-90 days overdue 7.6 8.1 6.1 5.2 4.9 5.5 Up to 30 days overdue 4.9 1.0 4.8 5.1 1.3 1.1 1.3 1.4 1.3 1.4 1.4 1.3 Non-overdue 12.5 11.9 11.8 9.9 9.8 9.6 9.2 9.0 8.8 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 21 Não CorporativoRenegotiated Loans Operations 3Q20 25.7 25.2 25.4 24.7 26.0 25.7 28.9 32.6 32.4 Portfolio in Brazil 36.3 35.7 31.7 3.9 3.2 Latin America 1.6 1.7 28.4 28.1 27.9 27.6 2.7 27.3 26.9 Written-off as a Loss 1.7 2.5 2.4 2.2 2.3 2.1 9.8 2.3 9.8 2.0 1.8 2.0 1.8 1.8 1.3 Over 90 days overdue 7.9 7.6 7.3 7.3 8.7 8.0 8.2 31-90 days overdue 7.6 8.1 6.1 5.2 4.9 5.5 Up to 30 days overdue 4.9 1.0 4.8 5.1 1.3 1.1 1.3 1.4 1.3 1.4 1.4 1.3 Non-overdue 12.5 11.9 11.8 9.9 9.8 9.6 9.2 9.0 8.8 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 21 Não Corporativo

Conference call 3Q20 Earnings review th São Paulo, November 4 , 2020 Candido Botelho Bracher President and CEO Alexsandro Broedel Executive Director, Group Head of Finance Renato Lulia Jacob Group Head of Investor Relations and Market Intelligence Itaú Unibanco Holding S.A. 22 Não CorporativoConference call 3Q20 Earnings review th São Paulo, November 4 , 2020 Candido Botelho Bracher President and CEO Alexsandro Broedel Executive Director, Group Head of Finance Renato Lulia Jacob Group Head of Investor Relations and Market Intelligence Itaú Unibanco Holding S.A. 22 Não Corporativo

Attachment 03

3Q20 Institutional Presentation Itaú Unibanco Holding S.A. ITUB LISTED LEVEL 1 CDP NYSE BM&FBOVESPA3Q20 Institutional Presentation Itaú Unibanco Holding S.A. ITUB LISTED LEVEL 1 CDP NYSE BM&FBOVESPA

3Q20 This presentation contains forward-looking statements regarding Itaú Unibanco Holding, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward-looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to our ability to realize the amount of the projected synergies and the timetable projected, as well as economic, competitive, governmental and technological factors affecting Itaú Unibanco Holding’s operations, markets, products and prices, and other factors detailed in Itaú Unibanco Holding’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Itaú Unibanco Holding undertakes in duty to update any of the projections contained herein. This presentation contains managerial numbers that may be different from those presented in our financial statements. The calculation methodology for those managerial numbers is presented in Itaú Unibanco Holding’s quarterly earnings report. To obtain further information on factors that may give rise to results different from those forecast by Itaú Unibanco Holding, please consult the reports filed with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) and with the U.S. Securities and Exchange Commission (SEC), including Itaú Unibanco Holding’s most recent Annual Report on Form 20F.3Q20 This presentation contains forward-looking statements regarding Itaú Unibanco Holding, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward-looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to our ability to realize the amount of the projected synergies and the timetable projected, as well as economic, competitive, governmental and technological factors affecting Itaú Unibanco Holding’s operations, markets, products and prices, and other factors detailed in Itaú Unibanco Holding’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Itaú Unibanco Holding undertakes in duty to update any of the projections contained herein. This presentation contains managerial numbers that may be different from those presented in our financial statements. The calculation methodology for those managerial numbers is presented in Itaú Unibanco Holding’s quarterly earnings report. To obtain further information on factors that may give rise to results different from those forecast by Itaú Unibanco Holding, please consult the reports filed with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) and with the U.S. Securities and Exchange Commission (SEC), including Itaú Unibanco Holding’s most recent Annual Report on Form 20F.

Agenda Corporate 04 profile Strategic 13 agenda Our 30 businesses Corporate 51 governance Capital and 60 risk management Financial 75 highlights Additional 89 informationAgenda Corporate 04 profile Strategic 13 agenda Our 30 businesses Corporate 51 governance Capital and 60 risk management Financial 75 highlights Additional 89 information

Corporate profile 4Corporate profile 4

Corporate profile

About us?

Universal bank | 96 years of history | largest bank in Latin America[1]

Market Value[3]	Total assets[3]	Credit portfolio[3]	ROE[4]	Net income[4]	Tier I Capital[3]
US$39.0 bn	R$2,110.1 bn	R$847.0 bn	15.7%	R$5.0 bn	12.4%

Brazil's most valuable[2] brand

R$33.5 billion

Approximately

- **56 million[5]** Retail clients
- **513 k** direct shareholders
- **4.4 k** branches and PABs
- **97 k** employees
- **46 k** ATMs

We are present in 18 countries



Latin America

- Argentina
- Brazil
- Chile
- Colombia
- Mexico ①
- Panama
- Paraguay
- Peru ①
- Uruguay

Rest of the World

- German ①
- Bahamas ① ③
- Cayman ① ② ③
- Spain ①
- United States ① ② ③
- France ①
- Portugal ①
- United Kingdom ① ②
- Switzerland ③

Key

- Multiple Bank
- Other operations

① Corporate & Investment Banking ② Asset Management ③ Private Banking

(1) Largest bank in market value; (2) 2019 Interbrand Ranking ; (3) September 2020 (4) In 3Q20. (5) July 2020.

5

Corporate profile

What do we do?

Full offering of products and services | diversified client base | solid brand

A complete **physical and digital** bank

Credit

- Personal
- Cards
- Working capital
- Real estate
- Micro credit
- Vehicles
- Rural
- Payroll loans
- Imports/Exports
- Other products

Services

- Current accounts
- Cards and acquiring
- *Consórcio*
- Brokerage
- Pension plans
- Premium Bonds
- Payment means
- Capital markets
- Investments
- Other products

Insurance

- Life
- Homeowners insurance
- Auto
- Dental
- Card protection
- Travel
- Healthcare
- Smartphone protection
- Guarantee insurance
- Other products

The **Retail Bank** includes retail clients, high-income clients and very small and small businesses, in addition to products and services for non-account holders.

The **Wholesale Bank** is responsible for high net worth clients (private banking), the units in Latin America, banking for middle market and large companies and corporations through Itaú BBA, the unit responsible for corporate clients and for its role as an investment bank.

Open platform

Investment and insurance products sold on open platforms.

Main brands and commercial partners

Itaú | Itaú Uniclass | rede | Itaucard | iupp | Hipercard | Credicard | iti | recovery | Porto Seguro

6

Corporate profile

How have we evolved?

Itaú

Adaptable culture | innovation | transparency in business

We have witnessed important changes around the world...

- 1929 – NY Stock Exchange crisis
- 1945 – World War II ends
- 1983 – First overseas branch of Itaú
- 1985 – First version of Windows appears
- 1990 – First Internet providers
- 2006 – ITUB LISTED NYSE – Itaú on the NY Stock Exchange
- 2016 – Britain decides to leave the European Union (Brexit)
- 2020 – World Health Organization declares coronavirus pandemic

First steps
Casa Moreira Salles opens in 1924, and Banco Central de Crédito in 1943.

Paths to growth
Marked by mergers, acquisitions and business alliances that enabled the growth and consolidation of both institutions.

An historic merger
In 2008, Itaú and Unibanco united to create Brazil's largest private bank.

Focus on Latin America
Our international presence has evolved year after year. Today, Itaú is present in 18 countries.

A bank with a purpose
We believe that people have the power to transform the world, and that the bank can promote this transformation.

... and in Brazil

- 1930 – First in-branch calculators
- 1950 – First checks with client's name
- 1960 – First debit and credit cards
- 1980 – Banking automation begins
- 1984 – First ATMs
- 2002 – Mobile Banking in Brazil
- 2014 – Fintechs start to gain strength
- 2020 – Central Bank launches PIX

7

Corporate profile

What are we seeking?

To change leagues and compare ourselves with the world's best companies in client satisfaction

Changing leagues

Our Purpose

Promoting people's power of transformation

Our culture — Our Way

Simple. Always	People mean everything to us	Ethics are non-negotiable	It's only good for us if it's good for the client	Passionate about performance	The best argument is the one that matters	We think and act like owners

Strategic agenda

- **Client centricity** — Our ambition is to be one of the world's best companies in client satisfaction.
- **Digital Transformation** — We must have the best products, in less time and higher flexibility.
- **People** — Our business is providing services and that is why people is a vital issue. We invest to provide a more open and diverse environment.
- **Efficiency** — Price is of paramount importance customer satisfaction. We can only have competitive prices if we are efficient.

Commitments to a Positive impact

Responsible investment	Financing for sectors with a positive impact	Inclusion and entrepreneurship	Financial citizenship	Transparency in communication	Ethics in relationships and business	Inclusive management	Responsible management

8

Corporate profile

A responsible bank

Itaú

We believe that people have the power to transform the world, and that a bank can promote this transformation.

Ethics is present in our business and results in transparency, respect and honesty in our relationships with our stakeholders, in the quality of our products and services and in our concern with financial performance and socioenvironmental responsibility.

Our commitments to a positive impact

1. **Financing for sectors with a positive impact**
   To increase our financing and services in those sectors.
2. **Responsible investment**
   To expand our offering and distribution of products and services for an economy that is more responsible and with a positive impact.
3. **Inclusion and entrepreneurship**
   To increase financial inclusion for entrepreneurs.
4. **Financial citizenship**
   To promote client satisfaction, as well as their financial lives.
5. **Transparency in the communication**
   To strengthen our transparency, demonstrating the value created for our stakeholders.
6. **Ethics in relationships and business**
   Ethics are non-negotiable. Promote the creation of an intimate and ethical financial ecosystem.
7. **Inclusive management**
   To enhance our employees' experience and to foster a working environment that is diverse, inclusive and healthy.
8. **Responsible management**
   To improve the performance of our operations and to foster sustainable practices across our supply chain.

Main pacts, initiatives and voluntary commitments

Responsible banking

UNEP Finance Initiative, PSI, FEBRABAN, PRI, CNseg, ICE, Equator Principles

Transparency in the communication

<IR>, SASB, TCFD, AA1000 Licensed Assurance Provider, Global Reporting Initiative

Sustainable development

cebds, UN Global Compact Network Brasil, UNEP Finance Initiative Principles for Responsible Banking

Climate change

Contribuição Empresarial para a Promoção da Economia Verde e Inclusiva, CDP, Programa Brasileiro GHG Protocol, Coalizão Brasil

Respect and diversity

Red Mujer Emprendedora, GBA, Women's Empowerment Principles, +Mulher360, Fórum de Empresas e Direitos LGBT+, Livres & Iguais, Iniciativa Empresarial pela Igualdade Racial, United Nations Human Rights

Ethics and integrity

Pacto pelo Esporte, Ethos, InPACTO, Pró-Ética, Empresa Limpa, Ethos Carta Empresarial pelo Direitos Humanos e pela Promoção do Trabalho Decente

9

Corporate profile

A responsible bank | ESG

ESG aspects have been integrated into the Bank's management for over two decades

- 1999 — Dow Jones Sustainability Index (DJSI)
- 2004 — Equator Principles
- 2005 — B3's Corporate Sustainability Index (ISE)
- 2008 — Principles for Responsible Investment (PRI)
- 2009 — Global Reporting Initiative Standards (GRI)
- 2010 — Carbon Disclosure Project (CDP)
- 2017 — Bloomberg's Gender Equality Index
- 2018 — Sustainable Development Goals (SDG)
- 2019 — Principles for Banking Responsibility (UN)
- 2020 — **Integrated plan to promote sustainable development of the Amazon**

Together with the banks Bradesco and Santander, we announced 10 concrete measures targeting 3 areas considered top priority for the region:

1. **Environmental conservation** and development of a bioeconomy
2. **Investment** in sustainable infrastructure
3. **Guarantee of the basic rights** for the population

The three banks are working together on specifying the initiatives and setting clear objectives, goals and metrics.

Since 2012
We offset 100% of our direct emissions (scope 1)[1]

Since 2017
We offset 100% of our indirect emissions (scope 2)[2]

ESG management and transparency practices

100% adherent to the TCFD until 2022
We follow the main global framework of the climate change agenda - Task Force on Climate-related Financial Disclosures.

We adopted the SASB indicators
We reported 12 of the 14 indicators of the Sustainability Accounting Standards Board in our Integrated Annual Report 2019.

(1) Scope 1: Direct greenhouse gas (GHG) emissions from sources that are owned or controlled by Itaú Unibanco. (2) Scope 2: Indirect GHG emissions from the acquisition of electricity that is consumed by Itaú Unibanco.

10

Corporate profile

A responsible bank | Amazon Integrated Plan

Launched together with the banks Bradesco and Santander, this initiative has gathered together sustainable specialists from the three institutions

The Amazon Plan includes 10 actions identified as priority in the region

1. Work in the meat production chain aiming at non-deforestation.
2. Encourage sustainable chains.
3. Encourage the development of a more sustainable transportation infrastructure.
4. Enable investments in basic infrastructure for the social development of the region.
5. Foster projects aimed at economic development and environmental preservation.
6. Incorporate climate change impacts in credit and investment policies.
7. Expand the scope of business promoting financial inclusion and guidance in the region.
8. Coordinate and support the implementation of the information system to register land regularization.
9. Coordinate the set-up of a fund for local players and leaderships.
10. Attract investments to foster bioeconomy.

11

Corporate profile

2020 | Todos pela saúde

todos pela saúde

From R$1.2 billion donated to date, more than $1 billion has already been allocated to 4 areas of activity.

Next, check out some of the main achievements from April to today.

R$110 million
to inform

~ 175 million people
Campaigns to clarify and raise awareness among the population and guidance on the proper use of protective masks

R$351 million
to protect

330,000 health professionals and 172,000 patients
Benefited by the distribution of more than 50 million protective equipment

+ 25,000 tests per day
Test Centers operations begins on the 31st of July in Rio de Janeiro city and on the 7th of August in the Ceará state

14 million masks
Distributed to the elderly, users of public transport, residents of communities, indigenous people and homeless people

120 million of Personal Protective Equipment
Masks, gloves, glasses, face shields and others.

R$226 million
to prepare

society to resume social activities as normal
Support for epidemiological research and for the treatment of covid-19

Investment in the new vaccine manufacturing plants of Fiocruz and Instituto Butantã

R$396 million
to care

support to 50,000 elderly people
and caregivers in more than 600 institutions

105,000 oximeters
serving all cities in Brazil

44,000 tests
and awareness initiatives for truck drivers

2,500 units of hospital equipment
Implementation of Reception Centers in vulnerable areas

12

Strategic agenda 13Strategic agenda 13

Strategic agenda Strategic agenda Following a collective thought process, we defined our strategic agenda in order to achieve consistent and quality results in the years ahead. Customer centricity is the central piece supported by three fundamental pillars: digital transformation, people and efficiency. Client centricity Our ambition is to be one of the world's best companies in client satisfaction. Digital Transformation We must have the best products, in less time and higher flexibility. People Our business is providing services and that is why people is a vital issue. We invest to provide a more open and diverse environment. Efficiency Price is of paramount importance customer satisfaction. We can only have competitive prices if we are efficient. 14Strategic agenda Strategic agenda Following a collective thought process, we defined our strategic agenda in order to achieve consistent and quality results in the years ahead. Customer centricity is the central piece supported by three fundamental pillars: digital transformation, people and efficiency. Client centricity Our ambition is to be one of the world's best companies in client satisfaction. Digital Transformation We must have the best products, in less time and higher flexibility. People Our business is providing services and that is why people is a vital issue. We invest to provide a more open and diverse environment. Efficiency Price is of paramount importance customer satisfaction. We can only have competitive prices if we are efficient. 14

Strategic agenda Client Centricity We want our clients to have the best experience That is why we are continually and tirelessly striving to improve our client’s experience each time they engage with the bank Satisfied clients create more value Universal Bank Present Value of R$/client net income, 5-year forecast (base 100) 56 million clients 2x 950 § between 18 and over 80 years of age; § from low-income to the Private segment; 5x § present throughout Brazil, both in the capital 468 Itaú Branches cities and hinterland, and overseas; § companies: from very small companies, to 100 major corporate conglomerates. The difference between the present value We challenge ourselves daily to serve created by a client who advocates for the Itaú Branches segment, against the value this very heterogeneous universe. 10x generated by one who knocks it 15Strategic agenda Client Centricity We want our clients to have the best experience That is why we are continually and tirelessly striving to improve our client’s experience each time they engage with the bank Satisfied clients create more value Universal Bank Present Value of R$/client net income, 5-year forecast (base 100) 56 million clients 2x 950 § between 18 and over 80 years of age; § from low-income to the Private segment; 5x § present throughout Brazil, both in the capital 468 Itaú Branches cities and hinterland, and overseas; § companies: from very small companies, to 100 major corporate conglomerates. The difference between the present value We challenge ourselves daily to serve created by a client who advocates for the Itaú Branches segment, against the value this very heterogeneous universe. 10x generated by one who knocks it 15

Strategic agenda
Client Centricity

Satisfied clients create **higher value**

We want to be the benchmark in satisfaction, transforming our culture so that the client is at the center of everything. Our actions, including digital transformation and the efforts involving people management, are designed for our clients' satisfaction, a key metric for the entire organization.

Itaú Escuta

Active contact to understand our clients' experience.

+240 k
Feedbacks[1]

Papo de Cliente

Lessons learned from client feedbacks to enhance their experience.

+25 k
meetings per month[1]

1: Period: Jan-20 to Sep-20

Global NPS


+ 8 points
+ 17 points
+ 27 points
2020 vs 2018
(Sep-20 vs Aug-18)
2021 vs 2018
2023 vs 2018

We want to be compared to the world's best companies in client satisfaction amazon NETFLIX USAA TESLA

Comparable companies

16

Strategic agenda
Client Centricity

Continuous updates for a better experience


APP ITAÚ (INDIVIDUALS)
4.4
4.7
APP LIGHT
1st bank offering a leaner smartphone app
4.5
APP REDE
Card receivables control by phone
4.5
4.7
APP PERSONNALITÉ
4.3
4.7
APP ITAUCARD
4.2
4.8
APP ITAÚ EMPRESAS
4.4
4.2
Updated in Sep-20

APP ABRE CONTA was replaced by online account opening flow (www.itau.com.br/abrir-conta)

App Store: Unavailable in May-20

Play Store: Unavailable in Sep-20*

*PWA flow available for Android: the user has to access the new account opening flow through Google Play and has an app experience (without taking up space on the phone).

Our apps are among **the best rated** in app stores

App Store
Play Store

+ 20 MM unique customers using our digital channels**

Of which 14.3 MM are individual and corporate account holders

Of these, almost **94% are individual** account holders

New features

53 on the mobile chanel

**Also included App Luiza, Credicard e Hipercard.

17

Strategic agenda Client Centricity Identified Investment recommendations need: What is the best way to invest my money? Solution The most advantageous 2.5 minutes Data only Itaú has: combination possible for each to generate a ü Expected results from 28,000 financial products and assets client, according to their profile ü 1,200,000 possible portfolio combinations recommendation and moment in life ü 10,000 scenarios for market behavior +0.80 to 3.00 pp additional annual Testing 12 billion different scenarios portfolio for all client profiles DIAGNÓSTICO DA SUA CARTEIRA profitability Sua carteira atual Carteira personalizada based on the Optimization in the client context (current Carteira em 26/08/2019 Nível de risco: Arrojado portfolio, earnings and new investments) Nível de risco: Moderado Retorno esperado (em recommendation Retorno esperado (em % % CDI): 133.9% a.a. CDI): 114.5% a.a. Juros pós-fixados Juros prefixados Inflação Multimercado Customized expert evaluation 07 18Strategic agenda Client Centricity Identified Investment recommendations need: What is the best way to invest my money? Solution The most advantageous 2.5 minutes Data only Itaú has: combination possible for each to generate a ü Expected results from 28,000 financial products and assets client, according to their profile ü 1,200,000 possible portfolio combinations recommendation and moment in life ü 10,000 scenarios for market behavior +0.80 to 3.00 pp additional annual Testing 12 billion different scenarios portfolio for all client profiles DIAGNÓSTICO DA SUA CARTEIRA profitability Sua carteira atual Carteira personalizada based on the Optimization in the client context (current Carteira em 26/08/2019 Nível de risco: Arrojado portfolio, earnings and new investments) Nível de risco: Moderado Retorno esperado (em recommendation Retorno esperado (em % % CDI): 133.9% a.a. CDI): 114.5% a.a. Juros pós-fixados Juros prefixados Inflação Multimercado Customized expert evaluation 07 18

Strategic agenda
Digital Transformation

Supply perspective x Demand perspective

Traditional model: **supply perspective**

New technology trends:
- cloud
- artificial Intelligence and machine learning
- big data and analytics
- APIs
- blockchain

What are they for?
Identifying possible application opportunities

Let's test
Pilots and tests in lateral situations, which do not compromise

We find an application
More investment for updating

Expenditure $$$
Time ◷◷◷

Modern model: **demand perspective**

client's real needs

+

New technology radar:
- cloud
- artificial Intelligence and machine learning
- big data and analytics
- APIs
- blockchain

Technology applied to solve real problems, enabling measurement of value created

Expenditure $
Time ◷

19

Strategic agenda Digital Transformation To achieve digital transformation, we need to change the way we develop services and products Before Market Solution customization time data research development Client Bank Client Now Data customization time data + research + experimenting Client Bank 20Strategic agenda Digital Transformation To achieve digital transformation, we need to change the way we develop services and products Before Market Solution customization time data research development Client Bank Client Now Data customization time data + research + experimenting Client Bank 20

Strategic agenda

Digital Transformation

+ velocity to extend our digital offer

Cubo is the **most relevant hub** for technological entrepreneurship promotion in **Latin America.**

cubo + Itaú

417 filliated startups

248 members startups

30 different industries

95 projects between the bank and Cubo startups

13 floors + rooftop

215,000+ ft²

23 sponsors







Founders: Itaú | Redpoint eventures

Sponsored business verticals: Logistics & mobility | Retail | Health | Education | Fintech

Partnerships: VLI, brMalls, dasa, cogna, Renault, CI&T, Schneider Electric, accenture digital, Wilson Sons, Saint-Gobain, TIM, [B]³, aws + outros

Awards since 2015:

- Spark Awards
- IF Design Award
- International Visual Identity Awards
- Financial Innovation Awards 2016
- Startup Awards

21

Strategic agenda Digital Transformation New work methods lead to superior results Data base 100 More technology solutions Higher productivity Greater number of solutions delivered Reduction in the delivery time of technology solutions 3Q2019 3Q2020 3Q2019 3Q2020 + 73% -27% More availability Reduction of customers who had Now problems with major transactions on the -16% 99.7% of our internet and mobile channels: clients find no problems when using the main 3Q2019 3Q2020 transactions on these channels 22Strategic agenda Digital Transformation New work methods lead to superior results Data base 100 More technology solutions Higher productivity Greater number of solutions delivered Reduction in the delivery time of technology solutions 3Q2019 3Q2020 3Q2019 3Q2020 + 73% -27% More availability Reduction of customers who had Now problems with major transactions on the -16% 99.7% of our internet and mobile channels: clients find no problems when using the main 3Q2019 3Q2020 transactions on these channels 22

Strategic agenda Digital Transformation Analytics: “listening to” 360,000 calls every day In the past Today One of the Traditional monitoring Speech analytics world’s largest Transcription of 100% of the calls and analysis of the texts voice transcription operations “I would like to increase my limit.” 130 MM client attendant calls/year The right Call Client´s Audio Calls monitored by people. content data signal service, for the <0.5% followed up right client at the • Measure the satisfaction of 100% of our clients right moment • Map opportunities Capture client’s satisfaction limited to one sample • Capture intentions without having to ask • Channel efficiency 23Strategic agenda Digital Transformation Analytics: “listening to” 360,000 calls every day In the past Today One of the Traditional monitoring Speech analytics world’s largest Transcription of 100% of the calls and analysis of the texts voice transcription operations “I would like to increase my limit.” 130 MM client attendant calls/year The right Call Client´s Audio Calls monitored by people. content data signal service, for the <0.5% followed up right client at the • Measure the satisfaction of 100% of our clients right moment • Map opportunities Capture client’s satisfaction limited to one sample • Capture intentions without having to ask • Channel efficiency 23

Strategic agenda Digital Transformation¹ Data: the bank’s new capital Data and State-of-the-art Data analytics algorithms scientists + + Voice data Transactions Biometrics + Results 75 petabytes +511% of value captured in projects in analytics Interactions in Image data Data base: 2017 to Sep-20 digital channels Geolocation Text data (1) Data base Sep-20. 24Strategic agenda Digital Transformation¹ Data: the bank’s new capital Data and State-of-the-art Data analytics algorithms scientists + + Voice data Transactions Biometrics + Results 75 petabytes +511% of value captured in projects in analytics Interactions in Image data Data base: 2017 to Sep-20 digital channels Geolocation Text data (1) Data base Sep-20. 24

Strategic agenda Digital Transformation Focus on efficiency while continually investing in technology Technology investments 11% 154 Inflation (IPCA) 130 accumulated in the 122 period 100 109 106 100 101 47.6 45.3 46.4 45.5 2016 2017 2018 2019 Efficiency Ratio (%) Technology investments (Base 100) Non-interest Expenses (Base 100) 25Strategic agenda Digital Transformation Focus on efficiency while continually investing in technology Technology investments 11% 154 Inflation (IPCA) 130 accumulated in the 122 period 100 109 106 100 101 47.6 45.3 46.4 45.5 2016 2017 2018 2019 Efficiency Ratio (%) Technology investments (Base 100) Non-interest Expenses (Base 100) 25

Strategic agenda



People[1]

Approximately
97 thousand
Employees[2]
in Brazil and overseas

By age bracket

5.4%	4.7 k people > 50 years
51.4%	45.5 k people 30-50 years
43.2%	38.3 k people up to 30 years

By region


1%
5%
3%
83%
7%
North
Northeast
Center-West
Southeast
South

By gender


Women
58.5%
Men
41.5%

By hierarchical level

0.1%	Officers	86%	14%
15.0%	Managers	48%	52%
38.8%	Administration	50%	50%
38.6%	Operations	30%	70%
0.2%	Trainees	59%	41%
5.4%	Interns	47%	53%
1.8%	Apprentices	31%	69%

Inclusion and diversity


People with disabilities
4.2%
Afro-Brazilians
22.9%

(1) December 2019 - For information relating to employees, we only consider information from Itaú Unibanco companies under the management of the Human Resources department, except for International Units. (2) September 2020.

26

Strategic agenda
People[1]

Employee's experience

Our challenge is to be increasingly attractive to all generations and to engage and develop our talent pool. To do so, we have consistently invested in disseminating our purpose and what we refer to as Our Way – a strong culture rooted in collaboration, meritocracy, ethics and total and unbridled respect for the individual.

An innovative and inspiring environment.

VoU cOmO sOu

Rendering our dress code flexible, respecting our employees and our strategic agenda.

Home-office

We offer more flexible options that encourage employee autonomy.

IU Conecta

A new platform for our employees' day-to-day. A social network with several administrative tools.

New work methods

Collaborative environments, delivery communities and focal space aiming for greater synergy, communication and integration among the teams.

Flexibility

Greater freedom for employees to reconcile their working hours with their personal life.

Is Itaú Unibanco a good place to work?

In our employees' eyes

73 e-NPS

Advocates (Scores 9-10)	78%
Neutrals (Scores 7-8)	18%
Knockers (Cores 0-6)	5%

Turnover

16.7% turnover rate

Involuntary	Voluntary
12.1%	4.7%

In the market view[2]

Carreira dos Sonhos

LinkedIn TOP COMPANIES 2019

2019 melhores empresas você sa para começar a carreira

Negócios Melhores Empresas para Trabalhar Great Place to Work Brasil 2020

2019 melhores empresas você sa para trabalhar

Valor Carreira As melhores na gestão de pessoas 2019

(1) Data base 2019. (2) Data base Sep-20.

27

Strategic agenda
People[1]

A bank that recognizes, values and encourages people development.

Incentive Model

The program takes into account the priorities of the year, the results obtained and the manner in which those results are delivered, since although it is important to achieve objectives, our values must underpin all actions.

Evaluation (directors and EDs)

_performance

- Conversation with DG/VP/DE on the **priorities for the year.**
- **Objective indicators** related to priorities as support (priorities, results achieved in the previous year and market data - if applicable).

_reporting

- **Behavioral assessment (360º):** evaluates whether the executive's behavior is consistent with our moment and our work models.
- Results.
- Career Moment.

Evaluation (team)

_performance

- Assessment with up to 3 **challenges** (simpler and more agile).
- Evaluation can even be 100% qualitative.

_Y axis e career committee

- **Behavioral assessment** evaluates whether the employee's behavior is consistent with our moment and our work models.
- Career evaluation and development in a collegiate committee (with inputs, Y axis and reporting - if applicable).

Total compensation


R$ 22 bi

Fixed compensation

R$ 17 billion

Recognizes a professional's competence and seniority.

Variable compensation

R$ 5 billion

Recognizes the level of individual performance, the financial result attained by the bank and its sustainability in the short, medium and long terms. Each employee has targets to be achieved, which are linked to the strategy of each area which, in turn, reflects our global strategy.

Investment in personnel

Courses and training

Over than 1,000,000 live and online training sessions.

Hours of training

On average, 13 hours of live and online training per employee.

Scholarships

6.1 k scholarships, postgraduate and language courses.

Supplementary pension schemes

72% of the employees have a supplementary plan.

Partners' and Associates' Program

To align the interests of our officers and employees with those of our shareholders, we run a program for partners and associate intended for managers and employees with a differentiated performance.

Further details on page 58

(1) Data base 2019. Fixed compensations include compensation, social benefits and charges. Variable compensation includes employees´ profits sharing and share-based payment.

28

Strategic agenda
Efficiency

Our challenge is to continually improve the efficiency of our operations by maintaining clients at the center of our decisions, through strategic cost management and investment in technology and new ways of working in order to boost the use of our resources, while efficiently managing the allocation and cost of capital.

Key principles of our Strategic Cost Management

weekly reported to the Executive Committee

- Automation and digitalization
- Optimization of service channels
- Consolidation, reorganization and redesign of operations
- Focus in technology

Investment in technology

Base 100, in development hours


+ 39%
9M20 x 9M19
100
139
9M19
9M20

Non-interest expenses growing at a slower pace than **inflation**


2.4%
1.8%
-0.7%
-6.8%
-4.2%
-0.5%
-2.5%
-4.0%
-9.0%
-7.4%
3Q19
4Q19
1Q20
2Q20
3Q20
Non-interest expenses growth year over year
Non-interest expenses growth compared to the same period of the previous year (deflated by IPCA)

29

Our business 30Our business 30

Our business

Who are our clients?

Through our Retail and Wholesale Banking segments we offer a wide range of products and services tailored to each client profile.

Client profile
by segment in Brazil


Individuals
Companies
Private Bank
>R$5 million in total investment
Personnalité
>R$15 thousand or >R$250 thousand in total investments
Uniclass
>R$4 thousand up to R$15 thousand
Retail
up to R$4 thousand
Ultra
> R$4 billion
Large
> R$500 million up to R$4 billion
Middle
> R$30 million up to R$500 million
Very Small and Small Companies
up to R$30 million
RETAIL
WHOLESALE

* The values mentioned above for individuals refer to monthly income and the values for companies refer to annual revenue.

31

Our business

Retail Banking

Serving a client base of over
56 million clients

Our distribution network comprises[1]
3,974 BRANCHES AND CSBs IN BRAZIL

3%	8%	7%	68%	15%
North	Northeast	Midwest	Southeast	South



ALMOST 45,000
ATMs in Brazil

Branches and PABs

Brick and Mortar Branches and CSBs[2]

Digital Branches (Brazil)


4,704
196
4,508
Sep-19
4,432
196
4,236
Sep-20
272
(Sep-20 vs Sep-19)

Main Results 3Q20

Net income	R$1.4billion
Consolidated profit sharing	28%
Return on allocated capital	12.5 %
Efficiency ratio	55.0 %
Retail Banking NPS	+9 points Sep-20 vs. Aug-18

(1) As of September 2020. Does not include branches and CSBs in Latin America and Itaú BBA. (2) Client Service Branches.

32

Our business
Retail Banking

The use of our digital channels significantly increased over the last years. Our digital branches are an important channel to serve those clientes who almost do not use brick and mortar branches

Use of digital channels[1]

Total current account holders (in million people)


10.7
12.2
13.5
Individuals
1.1
1.2
1.2
Companies
Sep-18
Sep-19
Sep-20

Online account opening flow

In thousands, in the quarter


Individuals
Companies
276
268
341
645
512
2
4
3
6
8
3Q19
4Q19
1Q20
2Q20
3Q20

Highlight
Digital branches

196 digital branches
for over 2.2 million clients

More than 335,000 companies[2]
served by managers with mobility, using smartphone, tablet and video conference

Extended hours
Differentiated service

18 digital branches for
104,000 microentrepreneurs[3]

% of transactions through digital channels

	3Q20	2Q20
Credit	24%	25%
Investments	50%	46%
Payments	89%	87%
Transfers	98%	97%

Availability (%)

The availability of digital channels is at the highest level ever


99.7%
99.0%

(1) Considers account holders (individuals and companies) and digital credit card holders. (2) Includes Emp3 and Emp2; (3) Includes only Emp4.

33

Our business

Wholesale Banking

Itaú

Only in Brazil, we serve approximately

21,000 corporate and institutional groups

Our sales channels reach institutional clients in 18 countries.

Itaú Private Bank | Itaú BBA | Itaú Asset Management | Itaú Securities | Itaú Corretora

Country	Corporate	Institutional Clients	Private Banking
Cayman	●	●	●
Bahamas	●		●
USA	●	●	●
Mexico	●		
Panama	●		
Uruguay	●		
Colombia	●		
Peru	●		
Paraguay	●	●	●
Argentina	●	●	
Chile	●	●	●
England	●	●	
Portugal	●		
Spain	●		
Germany	●		
France	●		
Switzerland			●

Main
products and services

Credit solutions
National and foreign currency

Service solutions
R$5.0 bn fixed income distribution
US$1.9 bn equities transactions in Latin America
US$8.3 bn total volume of Merger and Acquisition
R$3.5 bn financing of infrastructure projects in different sectors

Solutions in WMS
R$1,424 bn under local custody
R$115 bn under international custody
R$742 bn[1] under asset management

(1) Source: ANBIMA (Brazilian Financial and Capital Markets Association) – September 2020. Considers Itaú Unibanco and Intrag.

Main
Results 3Q20

Net income	**R$2.0** billion
Consolidated profit sharing	39%
Return on allocated capital	13.1 %
Efficiency ratio	49.2 %
Wholesale Banking NPS	**+8 points** Sep-20 vs. Dec-18

2020 main initiatives LatAm – Client Centricity

- Accelerating the digitization of customer experiences and journeys
- Evolution of the digital technological platform
- Increase in 100% digital customer acquisition
- Implementation of NPS System carried out in 3Q20

34

Our business

Personal Loans and Payroll Loans

Personal loans

Money in the account
The money is immediately credited, including on the weekends.

Purpose
The loan does not have to be justified.

Payroll loans

Reduced rates
Interest rates are lower than for other types of loans.

Easier repayment
Fixed installments are deducted directly from the payroll of the borrower.

Payment conditions
First installment in up to 90 days.

Evolution of personal loans portfolio

(In R$ billion)


73.1
70.6
69.6
71.1
73.8
78.7
82.8
86.5
86.5
45.6
44.9
44.6
44.7
46.0
48.6
49.3
50.3
50.8
27.4
25.8
25.0
26.4
27.9
30.1
33.4
36.2
35.8
Sep-16
Mar-17
Sep-17
Mar-18
Sep-18
Mar-19
Sep-19
Mar-20
Sep-20

Payroll loans

59% The payroll loans portfolio accounts for 59% of total operations in **personal loans.**

Other personal loans

The portfolio of other personal loans accounts for 41% of total operations in **personal loans.** **41%**

Composition of the payroll loans portfolio

(In R$ billion)


45.6
44.9
44.6
44.7
46.0
48.6
49.3
50.3
50.8
4.6
4.3
4.4
4.8
4.9
5.4
6.2
6.8
6.6
9.8
8.8
7.6
6.4
5.5
4.8
4.2
3.7
3.5
31.2
31.7
32.6
33.5
35.5
38.5
39.0
39.7
40.7
Sep-16
Mar-17
Sep-17
Mar-18
Sep-18
Mar-19
Sep-19
Mar-20
Sep-20
Public Social Security System (INSS)
Public Sector
Private Sector

Origination channels of payroll loans

(In %)


45.6
44.9
44.6
44.7
46.0
48.6
49.3
50.3
50.8
63%
62%
61%
59%
59%
59%
57%
55%
55%
37%
38%
39%
41%
41%
41%
43%
45%
45%
Sep-16
Mar-17
Sep-17
Mar-18
Sep-18
Mar-19
Sep-19
Mar-20
Sep-20
Branches
Itaú Consignado S.A.

35

Our business
Mortgage Loans

Client focused

Quick and efficient process with credit analysis in up to one hour for operations of up to R$1 million.

possibility of **digitally** contracting.

specialized consultants providing support throughout the process.

Mortgage loans portfolio

(In R$ billion)


48.1
48.5
47.2
47.8
48.0
48.5
49.8
51.7
56.0
22.3%
20.9%
18.9%
16.3%
14.0%
11.7%
9.9%
8.8%
8.5%
77.7%
79.1%
81.1%
83.7%
86.0%
88.3%
90.1%
91.2%
91.5%
Sep-16
Mar-17
Sep-17
Mar-18
Sep-18
Mar-19
Sep-19
Mar-20
Sep-20
+ 12.5 %
vs Sep-19
+ 16.8 %
vs Sep-18
Individuals
Companies

Products and sales channels

(In %)


35%
High Income Branches
24%
Regular Branches
23%
Real Estate Brokers
18%
Partnerships
0.1%
Developers

Environmental and social assessment on mortgage loans

Technical analysis for construction financing


Building site visit gathering of information
Enterprise and region data
Indication of contamination search (LIC)
• Enterprise Environmental and Social Form;
• Building site photos;
• Document analysis;
• Consultation of the Contaminated Areas Register; and
• Consultation of Google Maps.
No Environmental License?
Indication of contamination?
Environmental and Social Department + Environmental and Social Legal Department + Compliance
• Technical analysis of evidence;
• Analysis of site contamination documentation; and
• Preparation of contractual clauses and conditions for release of funds.
Risks mitigated
Operation approved

36

Our business $ Mortgage Loans¹ Loan to Value (Em %) 64.2% 63.8% Vintage (quarterly average) 60.6% 58.6% 57.4% 57.9% 55.1% 55.0% 54.8% + 3.7 p.p vs Sep-19 41.9% 41.6% 40.8% 40.0% 39.1% 38.4% 38.8% 38.8% 36.3% Mortgage Loan Portfolio - 2.5 p.p. vs Sep-19 Sep-16 Mar-17 Sep-17 Mar-18 Sep-18 Mar-19 Sep-19 Mar-20 Sep-20 Mortgage Loan Portfolio Vintage (quarterly average) , Average Ticket and Average Origination Term² ³ Average value of the Property 576 551 553 541 523 516 539 493 495 -1.3 % vs Sep-19 Average loan maturity 320 321 321 322 327 307 316 315 321 -0.2% vs Sep-19 Financing Average Ticket 316 325 317 315 315 328 296 299 290 + 4.1 % Sep-16 Mar-17 Sep-17 Mar-18 Sep-18 Mar-19 Sep-19 Mar-20 Sep-20 vs Sep-19 Value of the Property (R$ mn) Average loan maturity (in months) Financing Average Ticket (R$ mn) (1) Includes only Individuals. (2) Average loan maturity for new developers’ contracts; (3) Value determined using monthly financing average ticket and quarterly average LTV. Production source: ABECIP. 37Our business $ Mortgage Loans¹ Loan to Value (Em %) 64.2% 63.8% Vintage (quarterly average) 60.6% 58.6% 57.4% 57.9% 55.1% 55.0% 54.8% + 3.7 p.p vs Sep-19 41.9% 41.6% 40.8% 40.0% 39.1% 38.4% 38.8% 38.8% 36.3% Mortgage Loan Portfolio - 2.5 p.p. vs Sep-19 Sep-16 Mar-17 Sep-17 Mar-18 Sep-18 Mar-19 Sep-19 Mar-20 Sep-20 Mortgage Loan Portfolio Vintage (quarterly average) , Average Ticket and Average Origination Term² ³ Average value of the Property 576 551 553 541 523 516 539 493 495 -1.3 % vs Sep-19 Average loan maturity 320 321 321 322 327 307 316 315 321 -0.2% vs Sep-19 Financing Average Ticket 316 325 317 315 315 328 296 299 290 + 4.1 % Sep-16 Mar-17 Sep-17 Mar-18 Sep-18 Mar-19 Sep-19 Mar-20 Sep-20 vs Sep-19 Value of the Property (R$ mn) Average loan maturity (in months) Financing Average Ticket (R$ mn) (1) Includes only Individuals. (2) Average loan maturity for new developers’ contracts; (3) Value determined using monthly financing average ticket and quarterly average LTV. Production source: ABECIP. 37

Our business

Vehicles

Loan portfolio by client profile

(In R$ billion)


+ 28.7 %
19.2
17.3
16.2
17.1
18.8
21.6
25.3
29.3
32.5
3.3
2.5
2.3
2.8
3.6
5.1
7.3
9.9
11.0
15.9
14.8
13.9
14.3
15.2
16.6
18.0
19.4
21.5
Sep-16
Mar-17
Sep-17
Mar-18
Sep-18
Mar-19
Sep-19
Mar-20
Sep-20
Individuals
Companies

Contracting

- 15.7 thousand sales points;
- Sale of light and heavy vehicles:
  - 81% of contracts are made in stores and dealers;
  - 92% to individuals;
- 26% made in Digital Channels;
- 84% of financing are made up to 48 months.

Contracts - thousand


43
45
48
July
August
September

R$37.1 thousand
Average Ticket (individuals)

61%
LTV (individuals)

Credit origination by client profile[1]

(In R$ billion)


+ 28.3 %
2.5
2.3
2.7
3.3
4.1
4.3
5.4
4.7
6.9
0.3
0.4
0.6
0.9
1.3
1.5
2.1
1.8
2.3
2.1
2.0
2.1
2.5
2.8
2.9
3.2
2.9
4.6
3Q16
1Q17
3Q17
1Q18
3Q18
1Q19
3Q19
1Q20
3Q20
Individuals
Companies

90-day NPL Ratio (Individuals – Vehicles)

(Base 100)


100
54
49
43
35
38
42
42
26
2012
2015
2016
2017
2018
2019
1Q20
2Q20
3Q20

(1) Includes Finame in Companies

38

Our business
Vehicles

Main products and services

E-commerce solution (1)
Integrated payment and financial services solution for car e-commerce.

iCarros (2)
Vehicle Marketplace with technological solutions, that brings buyers and sellers together.

Credline 2.0 (3)
New proposal origination platform, with simple and renewed digital experience.

Floor Plan (4)
Credit lines for partner dealers.

Lead Manager (5)
Dealer platform to manage leads in one place.

Knowledge Garage (6)
Distance learning platform for training the professionals from the sector.



(7) **Insurances**
Protection to the car and tranquility in financing.

(8) **ConectCar**
Payment of tolls and parking without queuing.

(9) **Eletronic signature**
Digital and simple experience for the customer and the dealer.

(10) **Digital Contracting**
Integrated to iCarros and other digital environments, like dealers' websites and others e-commerces.

(11) **Digital Assistant**
Online credit analysis and approval platform, without additional cost for the dealer.

(12) **Facial Recognition**
Simple and safe contracting process.

iCarros Portal

- 20.4M access/month
- 86% mobile

Evolution of financing proposals on the iCarros platform:
(Base 100)


100
147
179
3Q18
3Q19
3Q20

Main commercial partnerships

39

Our business
Credit Card
Itaú

Our credit card options serve current account holders and non-current account holders

We are leaders in the credit card segment in Brazil, totaling around 32.5 million credit cards and 29.7 million debit cards (both in number of accounts).

Main brands

To individuals, very small, small and middle-market companies and corporate segment.

Itaucard · Hipercard · Credicard

Commercial partnerships

Main partnerships with retailers and traders.

magazineluiza · Grupo BIG · GrupoPão de Açúcar · marisa · LATAM PASS · Azul · viavarejo · NETSHOES · Ipiranga


Itaucard
1234 5678 1234 5678
NOME

Digital portfolios

Increased comfort and convenience to our clients.

Samsung pay · Apple Pay · G Pay · PayPal

Convenience to clients

Financial services through credit cards.

- Personal **credit**
- Payment of bills in **installments**
- Debt **renegotiation**
- **Consumer credit**

Itaucard App

Benefits to our clients

Digital billing statements: Paperless. More environmentally friendly.

Timeline: To follow up consumption.

Loyalty program: Points and reward program.

Virtual card: Added security for online purchases.

Virtual cards generated (3Q19 = Base 100)

3Q20	302
3Q19	100

3.0x

40

Our business

Credit Card

13.5%[1] of total sales are carried out using digital channels

39.2%[2] in 2Q20
+ 2.0 pp vs 2Q19
of household consumption are card expenses

Transaction Volume


133,276
31,988
101,289
3Q19
101,335
25,509
75,826
2Q20
129,502
33,706
95,796
3Q20
Total
Debit
Credit

3Q20

R$129.5 billions
+27.8% (vs. 2Q20)
- 2.8% (vs. 3Q19)

Credit
+ 26.3 % (vs. 2Q20)
- 5.4 % (vs. 3Q19)

Debit
+ 32.1% (vs. 2Q20)
+ 5.4% (vs. 3Q19)

Composition of credit balance


SFN
whithout
Itaú
72.9%
8.4%
18.7%
Itaú
83.2%
7.9%
8.9%
Transactor
Installment with Interest
Revolving Credit + Overdue Loans

31.6%
Market Share
We are leaders in the Brazilian credit card Market
Data base: Jun-20

+1 points
Customer satisfaction
Global NPS - Business
Sep-20 vs. Aug-18

(1) Considers only credit cards issued to current account holders of Branches, Uniclass e Personnalité. (2) Considers credit and debit cards.
Note: Data base refers to Sep-20 except household comsuption.

41

Our business Acquiring services Transaction Volume Our brands 3Q20 130,959 Total 118,877 R$131.0 billions 102,521 + 27.7% (vs. 2Q20) 51,929 42,242 Debit + 10.2% (vs. 3Q19) 40,429 More than de credit 25 brands + 27.3% (vs. 2Q20) 79,030 76,636 Credit + 3.1% (vs. 3Q19) 62,092 accepted by Rede machines debit + 28.4% (vs. 2Q20) 3Q19 2Q20 3Q20 + 22.9% (vs. 3Q19) Acquiring service revenues (R$ million) 847 thousand 1,252 1,177 1,106 Clients 964 932 908 +32 points 737 642 Customer 528 1.3 mn satisfaction POS Global NPS - Business Sep-20 vs. Aug-18 number 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 Note: Data base refers to Sep-20. 42Our business Acquiring services Transaction Volume Our brands 3Q20 130,959 Total 118,877 R$131.0 billions 102,521 + 27.7% (vs. 2Q20) 51,929 42,242 Debit + 10.2% (vs. 3Q19) 40,429 More than de credit 25 brands + 27.3% (vs. 2Q20) 79,030 76,636 Credit + 3.1% (vs. 3Q19) 62,092 accepted by Rede machines debit + 28.4% (vs. 2Q20) 3Q19 2Q20 3Q20 + 22.9% (vs. 3Q19) Acquiring service revenues (R$ million) 847 thousand 1,252 1,177 1,106 Clients 964 932 908 +32 points 737 642 Customer 528 1.3 mn satisfaction POS Global NPS - Business Sep-20 vs. Aug-18 number 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 Note: Data base refers to Sep-20. 42

Our business

Insurance

We offer a wide range of insurance products related to life, personal accidents, vehicles and property, credit and travel. Our insurance core activities, which include our 30% interest in Porto Seguro, consist of mass-market insurance products related to life and property, and credit.

Ranking[1,2]

	jan-aug/20	jan-aug/19	Model
Total Insurance [3]	4th	4th	
Recurring Insurance Activities [4]	4th	5th	
Life & Personal Accidents	2nd	2nd	*Bancassurance*
Credit Insurance	6th	6th	*Bancassurance*
Pension Plan	3rd	3rd	*Bancassurance*
Premium Bonds	5th	4th	*Bancassurance*
Porto Seguro	2nd	3rd	
Vehicles [5]	Leader: Porto Seguro	Leader: Porto Seguro	*Broker*
Residential [5]	Leader: Porto Seguro	Leader: Porto Seguro	*Broker*
Other Insurance Activities [6]	6th	6th	
Large Risks [7]	we do not offer this product.		
Health Insurance	we do not offer this product.		

Combined Ratio – Recurring Activities Insurance


55.2%
53.8%
52.6%
50.5%
56.4%
61.9%
60.6%
60.4%
57.1%
64.9%
3Q19
4Q19
1Q20
2Q20
3Q20
Combined Ratio
Extended Combined Ratio

Potential growth in the sector[8]

Revenue from insurance operations/GDP (%)

Chile: 4.7
USA: 11.3
South Korea: 10.5


2.9
2.9
3.0
3.2
3.3
3.4
3.7
3.8
3.8
3.6
3.8
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

(1) Source SUSEP, date: Aug-20, includes our 30% interest in Porto Seguro. Doesn´t consider Health and VGBL is consider in Pension Plans; (2) Insurance = Earned Premiums; Pension Plans = Provision for Benefits to be Granted and Premium Bonds = Revenues from Premium Bonds; (3) Recurring insurance activities and other activities; (4) Recurring insurance activities include: Personal Insurance (Life, Personal Accidents, Unemployment, Funeral Allowance, Serious Diseases, Random Events, Credit Life), Housing, Homeowners, Multiple Peril and Travel; (5) Considers only Porto Seguro numbers; (6) Other activities include: Extended Warranty, Large Risks, DPVAT and IRB; (7) The sale of this portfolio has been concluded on October 31, 2014. (8) Sector growth potential figures for Chile, USA and South Korea refer to 2018.

43

Our business

Insurance | Insurance Open Platform

Benefits

Multi-channel distribution
Focused on commissions and fees

Specialized sales force

Easy **access** and **convenience** to clients

Excellence in post-sales

Sales Force

Internal
- Insurance consultants
- Insurance Shop
- Manager
- Cashier
- Internet Banking/Mobile
- ATM

External
- Call Center
- NAC/Partners
- Corban

Multi-channel Broker

Itaú Seguros, Porto Seguro
+
MetLife, Icatu, Prudential, Chubb, Tokio Marine Seguradora, amil, SulAmérica Saúde, Fairfax Brasil, Pottencial Seguradora, Porto Faz, tempo, AXA, NotreDame Intermédica

Multi-channel Broker Platform

Retention · Post-Sales · Analytics
Marketing · Client service · Satisfaction

Relationship with clients

Products Offered

- Auto and Fleet Insurance
- Life (Individual and Group)
- Health (Group)
- Whole Life
- Credit Life
- Dental (Individuals and Group)
- Card Protection
- Premium Bonds
- Homeowners
- Travel
- Cellphone Insurance
- Mortgage
- Corporate lines
- Guarantee Insurance
- Crop Insurance
- Auto, Moto, Home and Pet Assistance

44

Our business Pension plan Open platform Reasons to invest: Concept 1,3,6,9: How much does the client have to save to enjoy a peaceful retirement? 1 5 Retirement Financial return Years of salary accumulated Age Future expenses Funds carefully selected 2 Enable easy 135 6 always keeping the client in changing of plan 345 Children education 3 mind Succession 655 7 planning 4 965 Tax planning Technical Provisions R$ Billion 213.6 211.8 211.9 208.9 207.8 204.8 200.4 196.6 190.0 161.4 159.2 158.6 158.1 156.5 154.8 151.6 149.0 144.0 45.0 44.9 43.8 45.0 39.2 40.6 41.7 42.8 43.5 6.8 7.0 7.0 7.2 7.3 7.4 7.5 7.7 8.2 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 Traditional + 3.5% (vs. 3Q19) PGBL + 0.3% (vs. 3Q19) + 13.0% (vs. 3Q19) VGBL 45Our business Pension plan Open platform Reasons to invest: Concept 1,3,6,9: How much does the client have to save to enjoy a peaceful retirement? 1 5 Retirement Financial return Years of salary accumulated Age Future expenses Funds carefully selected 2 Enable easy 135 6 always keeping the client in changing of plan 345 Children education 3 mind Succession 655 7 planning 4 965 Tax planning Technical Provisions R$ Billion 213.6 211.8 211.9 208.9 207.8 204.8 200.4 196.6 190.0 161.4 159.2 158.6 158.1 156.5 154.8 151.6 149.0 144.0 45.0 44.9 43.8 45.0 39.2 40.6 41.7 42.8 43.5 6.8 7.0 7.0 7.2 7.3 7.4 7.5 7.7 8.2 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 Traditional + 3.5% (vs. 3Q19) PGBL + 0.3% (vs. 3Q19) + 13.0% (vs. 3Q19) VGBL 45

Our business

Services | Investments

Main products

Funds | Fixed income | Pension Plan | Equities | Real Estate Funds | Treasury Direct | COE | Savings

Investment Open Platform

Third-party products offered

Funds	Fixed income[2]
Fixed Income	CDB
Multimarket	LCA
Equity	LCI
Pension Plan	

Zero-fee products:

Variable Income	Pension Plan	Fixed Income	Real Estate Fund	Treasury Direct
Zero custody fee for shares of Itaú Corretora and the stock exchange	Zero initial and final contribution fees	Zero custody fee for third party FI via Itaú Corretora	Zero brokerage and custody fee on digital channels	Zero custody fee - Itaú Corretora

Itaú Asset Management

The largest private asset manager in Brazil in figures:

R$742 billion[1]
assets under management

+ 60 years
in investment management

11 times
best fund manager by "Exame" magazine

Responsible investments

We incorporate ESG issues into our investment process.

(1) Source: ANBIMA (Brazilian Financial and Capital Markets Association) – September - 2020. Considers Itaú Unibanco and Intrag. (2) CDB - Certificates of Banks Deposits. LCA - Agricultural Credit Bonds. LCI - Real Estate Credit Bonds

46

Our business

Services | Wholesale Banking

Middle

Annual revenues from **R$30 mn** to **R$500 mn**
"Focused on clients with the best ratings, with 95% of the credits being rated B3 or better, and with operations in diversified services, such as Cash Management, Foreign Exchange, Investment Banking and Funding."

Corporate Banking

Annual revenues over **R$500 mn**
"We offer a broad portfolio of banking products and services, ranging from" cash management "to structured transactions and transactions in the Capital Market.
We serve around 3,200 large business groups (includes Agrobusiness) in addition to serving more than 219 financial institutions."

Agrobusiness

Large and Regional (medium size + producers)
"We serve more than 1,400 customers in the integrated agribusiness chain, from plants to rural producers, with an emphasis on Targeted products and Foreign Currency, in a portfolio of more than R$30 billion."

LatAm

Presence in all banking segments in **Latin America.**

Markets, Products & Planning

Treasury operations for the conglomerate.

Investment Banking

Leadership position and client recognition

Fixed income

We took part in local operations with debentures, promissory notes and securitization, which totaled R$5,014 million up to September 2020, taking the first place in the ANBIMA (Brazilian Financial and Capital Markets Association) ranking.

Equities

We undertook 28 offerings in South America in the third quarter of 2020, which totaled US$1,851 million, taking the first place in the Dealogic ranking.

Mergers and Acquisitions

In September of 2020, we provided financial advisory on 35 transactions in South America, totaling US$8,332 million and maintaining the leadership position in the Dealogic ranking.

Project Finance

In the third quarter of 2020, we served as advisor and/or creditor of approximately R$3.5 billion in financing to 14 different infrastructure projects in different sectors.

Ranking	3Q20	2019	2018
M&A[1]	1st	1st	2nd
Local ECM[1]	1st	1st	1st
Local DCM[2]	1st	1st	1st
International DCM[1]	1st	3rd	3rd
Derivatives Total[3]	1st	1st	1st

(1) Source Dealogic; (2) Source ANBIMA – Brazilian Financial and Capital Markets Association. Information from Sep-20; (3) Source: Cetip. Information from Sep-20.

47

Our business

Services | Wholesale Banking

Itaú PrivateBank
Itaú Asset Management

WMS
Large range of customized **wealth management** and **investments solutions**

Securities Services

Local Custody: we ended September with R$1,423.5 billion under custody (practically stable from the same period of 2019).

International Custody: we ended September with R$115.3 billion under custody (-35.9% from the volume under custody in the same period of 2019).

Corporate Solutions: we are leaders in the bookkeeping of shares, providing services to 196 companies listed on B3, representing 58.5% of the total market, and in the bookkeeping of debentures, we work as a bookkeeper for 337 (28.0%) issuances.

Private Banking

A full global wealth management platform,with leadership position in Brazil.
We have been recognized by the world's top international Private Banking market publications:

Private Banker International
Outstanding Global Private Bank - Latin America, 2019

PWM / The Banker
Best Private Bank in Brazil, 2019

R$ million

Evolution of Assets Under Administration[1]

Investment product management for the conglomerate and a full range of investment options to Retail Banking.


802
849
922
1,002
1,068
1,135
1,290
1,276
1,343
Sep-16
Mar-17
Sep-17
Mar-18
Sep-18
Mar-19
Sep-19
Mar-20
Sep-20

(1) Includes only Brazil (ex-Latam).

48

Our business Services | Wholesale Banking Asset Management Kinea It is an independent platform of management of differentiated investments. With R$57.8 billion in assets as of September 2020, it operates in the segments of Multi-Markets, Real Estate, Pension Plan and Private Equity, Stock and Infrastructure. Asset Management In September 2020, we reached R$741.8¹ billion in assets under management. Over 60 years in investment management and 11 times best fund manager by “Exame” magazine. Itaú Asset Management (IAM) integrates ESG issues in the investment process: Timeline of IAM responsible investment practices White paper about Proprietary model to responsible investment in White paper on the Signatory to Launching of AMEC White paper on the days of COVID-19 and incorporate ESG issues incorporation of ESG Stewardship Code / responsible investment launching the “Momento into the analysis of into the analysis of Latin America through the SDGs lenses ESG” Fund funding fixed income corporate securities 2008 2010 2014 2016 2018 2020 2009 2015 2017 2019 2004 2013 Itaú Asset ESG issues White paper on the Internal study about Carbon footprint Incorporation of ESG issues Management launches incorporated into incorporation of ESG ESG issues and calculator for funds into the analysis of more its Itaú Social the Proxy Voting issues into the analysis sovereign bonds than 95% of assets under Excellence Fund (FIES) policy of funding management (AuM) of IAM (1) Source: ANBIMA (Brazilian Financial and Capital Markets Association) – September 2020. Considers Itaú Unibanco and Intrag. 49Our business Services | Wholesale Banking Asset Management Kinea It is an independent platform of management of differentiated investments. With R$57.8 billion in assets as of September 2020, it operates in the segments of Multi-Markets, Real Estate, Pension Plan and Private Equity, Stock and Infrastructure. Asset Management In September 2020, we reached R$741.8¹ billion in assets under management. Over 60 years in investment management and 11 times best fund manager by “Exame” magazine. Itaú Asset Management (IAM) integrates ESG issues in the investment process: Timeline of IAM responsible investment practices White paper about Proprietary model to responsible investment in White paper on the Signatory to Launching of AMEC White paper on the days of COVID-19 and incorporate ESG issues incorporation of ESG Stewardship Code / responsible investment launching the “Momento into the analysis of into the analysis of Latin America through the SDGs lenses ESG” Fund funding fixed income corporate securities 2008 2010 2014 2016 2018 2020 2009 2015 2017 2019 2004 2013 Itaú Asset ESG issues White paper on the Internal study about Carbon footprint Incorporation of ESG issues Management launches incorporated into incorporation of ESG ESG issues and calculator for funds into the analysis of more its Itaú Social the Proxy Voting issues into the analysis sovereign bonds than 95% of assets under Excellence Fund (FIES) policy of funding management (AuM) of IAM (1) Source: ANBIMA (Brazilian Financial and Capital Markets Association) – September 2020. Considers Itaú Unibanco and Intrag. 49

Our business

Services | ESG at Itaú Asset Management and Fixed Income

Itaú Asset Management

R$741 billion

95% of Assets under Management covered by ESG criteria

Largest private Asset Manager in Brazil[1] and pioneer in integrating environmental, social and governance aspects in asset selection analysis since 2010.



ESG assessment in asset management
Total America (AuM)
% ESG coverage
2008
Sep-20

ESG integration goes beyond evaluation

- Engagement with companies to promote the adoption of ESG practices
- Participation in meetings of investees to exercise the right to focusing on sustainable practices

ESG product offering

"Momento ESG" Fund | 15 to 25 assets
Equity with active management

ISUS11 ETF | 36 assets
Equity that replicates the ISE-B3 portfolio.

GOVE11 ETF | 141 assets
Equity that replicates the "Índice de Governança Corporativa Trade - B3" portfolio

Fixed income

Year to date, Itaú BBA underwrote 75% of the ESG-related international bonds from Brazilian issuers.

(1) According to ANBIMA (Brazilian Financial and Capital Markets Association) data from August 2020.

50

Corporate governance 51Corporate governance 51

Corporate governance

History of our Governance

We believe that a sound and meritocracy-based governance, guided towards long-term value creation, adds value to our business, facilitates access to capital and contributes to business continuity.


Itaú
1995
Stock Option Plan
1999
Inclusion in the Dow Jones Sustainability Index
2001
Level I of Corporate Governance of B3
Election of Independent Board Members
2004
Audit Committee
Creation of Dividend reinvestment program
2006
Certification under section 404 of Sarbanes-Oxley Act
Internal Regulation of the Board of Directors
2007
Voluntary adherence to Abrasca's Manual for Material Information Control and Disclosure
2000
Corporate Code of Ethics
Independent Fiscal Council
2002
Disclosure and Trading Committee
Level II ADR Program
Tag Along
1996
APIMECs meetings and Roadshows
2005
Nominating and Compensation Committee
Inclusion in the Corporate Sustainability Index
2008
Corporate Governance Policy
2008
Itaú
Merger
UNIBANCO
2005
Trading Committee and Policy
Inclusion in the Corporate Sustainability Index
1999
APIMECs meetings
Inclusion in the Dow Jones Sustainability Index
2002
Disclosure Committee and Policy
2007
Certification under section 404 of Sarbanes-Oxley Act
2003
Election of Independent Members
1997
Level III ADR
2001
Stock Option Plan
Level I of Corporate Governance of B3
2017
Policy for Nomination of Executives: minimum 30% of independent members in C.A.
Inclusion in the Bloomberg Equality Index
2013
Related Party Committee
2015
Inclusion in the Sustainability Vigeo EIRIS Index – Emerging 70
New Management Structure of Itaú Unibanco Holding
2010
Partners and Associates Program
2012
Digital Assembly
2009
Strategy Committee
Risk and Capital Management Committee
Nomination and Corporate Governance Committee
Personnel Committee
2011
Voluntary adherence to the Abrasca's Code of Self-regulation and Best practices of Publicly-Held Companies
Remuneration Committee

Highlights

2018

- **XP Investimentos (XP)**
CADE's approval of the acquisition of a minority interest, reaffirming the independence of management – Itaú Unibanco acquired 49.9% of the capital, with 30.1% of the common shares.
- **21 years on the NYSE.**
- **50% stock split**
with a 50% increase in dividends paid monthly.
- **Encouraging diversity and new Vou Como Sou dress code.**
- **General Data Protection Law as a Priority for Itaú Unibanco.**
- **10 years of merger between Itau and Unibanco.**
- **The Bylaws**
Inclusion in the bylaws of the obligation that the majority of the members of the Board of Directors must be non-executive members and at least one third must be independent members.

2019

- **The creation of the Social Responsibility Committee**
Approved on January 31, 2019.

2020

- **Disclosure of the Management Members' Compensation Policy.**

52

Corporate governance

Our governance structure


ITAÚSA
Free Float
ON 36.73%
PN 81.87%
66.36%
Egydio de Souza Aranha family
ON 63.27%
PN 18.13%
33.64%
Moreira Salles family
100%
Family control, with long-term vision
Cia. E. Johnston de Participações
ON 50.00%
PN 0%
33.47%
ITAÚSA
66.5%
Itaú Unibanco participações (IUPAR)
Itaú
Free Float*
Highly diversified shareholder base
ON 39.21%
PN 0.004%
19.91%
ON 51.71%
PN 0%
26.26%
ON 7.76%
PN 99.59%
52.95%
Itaú
Itaú Unibanco Holding S.A.
Non-voting shares (PN)
4.8 billion of shares
74%
Traded on B3
51% Brazilians
49% Foreigners
26%
Traded on NYSE
100% Foreigners

Note: ON = Common Shares; PN = Non-voting Shares; (*) Excluding shares held by majority owners and treasury shares.

53

Corporate governance Pillars of our Governance management aligned Focus on performance decisions made on with meritocracy-based and value creation a collective basis culture Family control ensuring long-term strategic vision IUPAR • Alignment among shareholders • Defines group’s vision, mission and values • Assesses significant mergers and acquisitions • Nominates executives to the Board of Directors Itaú Unibanco Holding S.A. • Evaluation of performance and admission of family members • Discusses and approves long-term strategies Focus on decision-making, resolving upon high impact topics Shareholders’ General Meeting for the company’s destiny Fiscal Council Responsible for value creation by means of strategic Board of Directors definition Committees Professional management with the implementation of Executive Committee strategy and day-to-day management Disclosure and Trading Committee 54Corporate governance Pillars of our Governance management aligned Focus on performance decisions made on with meritocracy-based and value creation a collective basis culture Family control ensuring long-term strategic vision IUPAR • Alignment among shareholders • Defines group’s vision, mission and values • Assesses significant mergers and acquisitions • Nominates executives to the Board of Directors Itaú Unibanco Holding S.A. • Evaluation of performance and admission of family members • Discusses and approves long-term strategies Focus on decision-making, resolving upon high impact topics Shareholders’ General Meeting for the company’s destiny Fiscal Council Responsible for value creation by means of strategic Board of Directors definition Committees Professional management with the implementation of Executive Committee strategy and day-to-day management Disclosure and Trading Committee 54

Corporate governance

Board of Directors

Itaú

Our Board of Directors consists of professionals with exceptional knowledge and expertise in different areas of expertise, some of the key differentials of our management.

Main duties

- Defining and monitoring the strategy;
- Assessing mergers and acquisitions;
- Monitoring the Executive Committee performance;
- Appointing officers (meritocracy);
- Approving the budget;
- Defining and supervising risk appetite and policies for capital use;
- Defining and monitoring incentive and compensation models and establishing goals;
- Supervising the technology strategy;
- Defining meritocracy policies;
- Supervising the business operation.

The evaluation process of the Board of Directors is carried out by a third-party. Each director evaluates themselves, the other directors and of the organ as a collegiate.

2 Co-chairmen

Pedro Moreira Salles 2 4 6 7 8
Roberto Egydio Setubal 5 6 8

1 Vice-president

Ricardo Villela Marino 6

9 Members, being 6 Independent members

Alfredo Egydio Setubal 2 4 7
Ana Lúcia de Mattos Barretto Villela 2 4 7
João Moreira Salles 6
Fábio Colleti Barbosa 2 3 4 6 7
Gustavo Jorge Laboissière Loyola 1 3 8
José Galló 2
Marco Ambrogio Crespi Bonomi 4 5
Pedro Luiz Bodin de Moraes 3 5 8
Frederico Trajano Inácio Rodrigues

Board of Directors Committees

1. Audit Committee
2. Personnel Committee
3. Related Parties Committee
4. Nomination and Corporate Governance Committee
5. Risk and Capital Management
6. Strategy Committee
7. Social Responsibility Committee
8. Compensation Committee

55

Corporate governance

Board of Directors Committees

Our committees report directly to the Board of Directors.

8 committees

The Board of Directors is responsible for electing the members of the committees for one-year terms of office.

They must have proven knowledge in the respective areas of work and technical qualification compatible with their duties.

since 2004
Audit
100% of the members are independent
60 meetings in the year

Ensures the integrity of the financial statements; complies with legal and regulatory requirements; and ensures the efficiency of internal controls and risk management since 2011
Compensation
100% of the members are non-executive
5 meetings in the year

Promotes discussions on incentive and compensation models; develops compensation policies for management members and employees; and establishes goals since 2009
Personnel
100% of the members are non-executive
4 meetings in the year

Establishes policies for attracting and retaining talented professionals; proposes guidelines for recruiting and training employees; and presents long-term incentive programs and monitors the culture of meritocracy since 2009
Strategy
100% of the members are non-executive
5 meetings in the year

Proposes budgetary guidelines; provides inputs for decision-making processes; recommends strategic guidelines and opportunities for investments internationalization and new business areas creation since 2019 NEW
Social Responsibility
4 meetings in the year

Defines strategies to strengthen our social responsibility; monitors the performance and defines the allocation process of the Rouanet Law since 2013
Related Parties
100% of the members are independent
12 meetings in the year

Manages transactions between related parties; and ensures equality and transparency for these transactions since 2009
Risk and Capital Management
100% of the members are non-executive
12 meetings in the year

Supports the Board of Directors; establishes the risk appetite; evaluates the cost of capital and the minimum return expected; allocates capital; oversees risk management and control; improves risk culture and complies with regulatory requirements since 2009
Nomination and Corporate Governance
100% of the members are non-executive
3 meetings in the year

Periodically reviews the criteria for nomination and succession; provides methodological support for the assessment of the Board of Directors and Chief Executive Officer; nominates members of the Board of Directors and Senior Vice Presidents (*Diretores Gerais*); and analyzes potential conflicts of interests

Strategic committees

since 2018
LATAM Strategy Council

Assesses the outlooks for the world economy; adopts internationally accepted trends, codes and standards; and provides guidelines for the Board of Directors to analyze opportunities since 2017
Digital Advisory Board

Proposes technological developments; assesses client's experience; and follows world trends





56

Corporate governance Our Executive Committee The Executive Committee is responsible for implementing the strategy and day-to-day management. Main duties • Implementing the guidelines and goals proposed by the Board of Directors; • Monitoring market, credit and operational risks; and • Carrying out business and strategies related to products and segments; • Leading the bank in the search for value creation. • Ensuring the best allocation and management of financial, operational and human resources; Chief Executive Officer (CEO) Candido Botelho Bracher Ombudsman • Senior Vice Presidents (Diretores Gerais) Executive Vice Presidents Wholesale Retail IT and Operations Risks and Finance Legal and Human Resources Caio Ibrahim David Márcio de Andrade Schettini André Sapoznik Milton Maluhy Filho Claudia Politanski Large and Medium Branches • IT • Risks Legal and Internal • • • Corporates • Cards • Operations • Finance • Human Resources Procurement • Asset Management • Rede • • Corporate Communication Institutional Treasury Real Estate • Institutional and Governmental Relations • • • Private Bank • Insurance • Marketing Sustainability • Custody • Vehicles • • Latin America • Consortia • Investment Banking • Payroll 57Corporate governance Our Executive Committee The Executive Committee is responsible for implementing the strategy and day-to-day management. Main duties • Implementing the guidelines and goals proposed by the Board of Directors; • Monitoring market, credit and operational risks; and • Carrying out business and strategies related to products and segments; • Leading the bank in the search for value creation. • Ensuring the best allocation and management of financial, operational and human resources; Chief Executive Officer (CEO) Candido Botelho Bracher Ombudsman • Senior Vice Presidents (Diretores Gerais) Executive Vice Presidents Wholesale Retail IT and Operations Risks and Finance Legal and Human Resources Caio Ibrahim David Márcio de Andrade Schettini André Sapoznik Milton Maluhy Filho Claudia Politanski Large and Medium Branches • IT • Risks Legal and Internal • • • Corporates • Cards • Operations • Finance • Human Resources Procurement • Asset Management • Rede • • Corporate Communication Institutional Treasury Real Estate • Institutional and Governmental Relations • • • Private Bank • Insurance • Marketing Sustainability • Custody • Vehicles • • Latin America • Consortia • Investment Banking • Payroll 57

Corporate governance

Partners and Associates Program

Aiming at aligning the interests of our officers and employees with those of our shareholders, we maintain a partner and associate' program, focused on management members and employees with outstanding performance.

Long-term incentives

The program offers to participants the opportunity to invest in our non-voting shares (ITUB4), receiving a return also in shares, **sharing short, medium and long-term risks.**


Net variable compensation
ITUB4
The investment must be retained for:
50%
3 year
50%
5 years


Partners and associate receive a return on the investment in the program
70% associates
50% partners
Available for sale
30% associates
50% partners
Available for sale
grant year
year 1
year 2
year 3
year 4
year 5
year 6
year 7
year 8
(delivery of 50%)
(delivery of the remaining 50%)
Shares received will remain unavailable for sale for five and eight-year term as from each investment in shares

Partners

Eight-year term of office
Eligible to successive reappointments
Possibility to invest 50% to 100% of net variable compensation

Associates

Four-year term of office
Eligible to two reappointments (maximum 12-year term)
Possibility to invest 35% to 70% of net variable compensation

The partners program **may also consider other instruments derived from shares**, as opposed to actual shares.

The share price considered at the grant and delivery dates is **calculated on the seventh business day before of each event**, considering the average closing price in the 30 days prior to the calculation.

Any partners and associates shares not yet received will also be **subject to reduction proportional** to a possible reduction in the realized recurring net income of the Issuer or of the applicable business area.

58

Corporate governance

Our shares

Our capital stock is comprised of 9.8 billion common shares (ITUB3) and non-voting shares (ITUB4). Non-voting shares are also traded as depositary receipts (ADR - ITUB) on the NYSE (New York Stock Exchange).

Characteristics of our shares

	ITUB3	ITUB4	ITUB
Stock Exchange	B3	B3	NYSE
Price[2]	R$21.38	R$22.50	US$3.98
Voting right	✓		
Priority dividends[3]		✓	✓
Additional payout[4]	✓	✓	✓
Tag Along[5]	80%	80%	80%

Appreciation of R$ 100 invested

on the date before the announcement of the merger (10/31/08) to September 30,2020



ITUB4 - with dividend reinvestment
Bank basket with dividend reinvestment[1]
IBOVESPA Index
Dollar
CDI
100
397
347
292
267
254
Oct-08
Oct-10
Oct-12
Oct-14
Oct-16
Oct-18
Sep-20

Source: Economatica

(1) Simple average of the three largest Brazilian banks ex Itaú Unibanco; (2) Closing price as of 09/30/2020, adjusted for earnings except dividends. Source: Economatica. (3) The non-voting shares will have the right to the priority minimum annual dividend (R$0.022 per share). (4) Additional payments may be made in dividends or interest on capital. ADR holders will be paid by the Custodian Bank, which will be responsible for paying the holders in an average time 10 days as from the payment in Brazil. (5) Mechanism for protecting minority shareholders in the event of a change in the Company's shareholding control.

59

Capital and risk management 60Capital and risk management 60

Capital and risk management

Our principles of risk management

The Board of Directors is our main capital management body, responsible for approving our institutional capital management policy and the guidelines involving the institution's level of capitalization.

Capital adequacy

Through our internal capital adequacy assessment process (ICAAP), we evaluate our capital adequacy for addressing risks, represented by our regulatory capital for credit, market and operating risks, and the capital required for covering other risks.

To ensure our solidness and the availability of capital to support the growth or our business, our Referential Equity remains above the minimum levels required by the Central Bank.

We adopt a forward-looking approach when managing our capital, using the following phases:

- identification of the material risks and the evaluation of additional capital
- preparation of the capital plan, in situations of both normality and stress
- internal capital adequacy assessment
- structuring of the capital contingency and recovery plans
- preparation of managerial and regulatory reports

Main indicators ascertained based on the Prudential Conglomerate on base date September 30, 2020

Basel Ratio	Referential Equity	Dividends and IOC in 3Q20	Payout in 2019[1]
13.7%	R$147 billion	R$1,095 million (net of taxes)	66.2%

(1) Dividends and net interest on own capital / recurring net income

61

Capital and risk management

Basel III and Capital structure


Basel III requirement
Tier II
2.0%
Additional Tier I Capital (AT1)
1.5 %
ACP[1]
Countercyclical[2]
0 – 2.5%
Systemic[3]
1.0 %
Conservation[4]
1.25%
Common Equity Tier I
4.5%
Total Capital (10.25% - 12.75%)
Tier I (8.25% - 10.75%)
CET 1 (6.75% - 9.25%)
Our current ratio
13.7%
1.4%
1.7 %
10.7%
Sep-20

(1) ACP = Additional Principal Capital. (2) Countercyclical ACP: defined by each Central Bank. BACEN and currently set at 0%. (3) Systemic ACP: Requirement required for systemically important banks at domestic (D-SIBs) or global (G-SIBs). For Itaú Unibanco, this requirement is 1.0%. (4) Regulatory change implemented: conservation ACP from 2.5% to 1.25% from April 2020 to March 2021. As of April / 21, the conservation ACP will gradually increase, remaining again at 2.5% in April / 22. (CMN Resolution 4,783).

62

Capital and risk management Payout Practice 2019 Total payout simulation 2019 ROE ROE 23.7% 15.0% 17.5% 20.0% 22.5% 25.0% RWA 9% 65% - 70% 70 - 75% 75 - 80% 80 - 85% 85% - 90% 5.0% RWA 10.0% 40% -45% 45 - 50% 50 - 55% 55 - 60% 60% - 65% The return and growth growth scenario positioned the 15.0% 35% 35% 35 - 40% 40 - 45% 45% - 50% percentage to be The percentage to be distributed may change every year based on the company’s profitability and capital demands, always considering the distributed in the range minimum set forth in the Bylaws. of 60% to 65% 2019 Payout 2019 R$18.8 billion Dividend yield 66.2% 77.6% is the net amount paid and provisioned in dividends and interest on own 5.5% Dividends and net interest on Dividends and gross interest capital in 2019 own capital / recurring net income on own capital / net income¹ (1) Calculated based on dividends and interest on own capital (IOC) gross of taxes over net income adjusted by the legal revenue reserves. 63Capital and risk management Payout Practice 2019 Total payout simulation 2019 ROE ROE 23.7% 15.0% 17.5% 20.0% 22.5% 25.0% RWA 9% 65% - 70% 70 - 75% 75 - 80% 80 - 85% 85% - 90% 5.0% RWA 10.0% 40% -45% 45 - 50% 50 - 55% 55 - 60% 60% - 65% The return and growth growth scenario positioned the 15.0% 35% 35% 35 - 40% 40 - 45% 45% - 50% percentage to be The percentage to be distributed may change every year based on the company’s profitability and capital demands, always considering the distributed in the range minimum set forth in the Bylaws. of 60% to 65% 2019 Payout 2019 R$18.8 billion Dividend yield 66.2% 77.6% is the net amount paid and provisioned in dividends and interest on own 5.5% Dividends and net interest on Dividends and gross interest capital in 2019 own capital / recurring net income on own capital / net income¹ (1) Calculated based on dividends and interest on own capital (IOC) gross of taxes over net income adjusted by the legal revenue reserves. 63

Capital and risk management Capital cost management We are continually striving to manage our capital allocation efficiently through an appropriate capital cost. The Board of Directors, then, deliberates on and approves the changes Board of Directors or the ratification of the cost of own capital When the monitoring indicators of the CoE exceed the monitoring range, the committee evaluates the indicators and decides whether to propose a revision of the capital cost to the Board of Directors. Monitoring is based on in-house models, market data and evaluations of the cost of the bank’s capital and that of the market. Risk and Capital The cost of own capital is monitored monthly by a committee that reports to the Board of Directors. Management Committee 64Capital and risk management Capital cost management We are continually striving to manage our capital allocation efficiently through an appropriate capital cost. The Board of Directors, then, deliberates on and approves the changes Board of Directors or the ratification of the cost of own capital When the monitoring indicators of the CoE exceed the monitoring range, the committee evaluates the indicators and decides whether to propose a revision of the capital cost to the Board of Directors. Monitoring is based on in-house models, market data and evaluations of the cost of the bank’s capital and that of the market. Risk and Capital The cost of own capital is monitored monthly by a committee that reports to the Board of Directors. Management Committee 64

Capital and risk management

How are we structured for managing risks?

A classical model with three lines of defense: the business areas bear primary responsibility for risk management, followed by the risks area and, lastly, the audit area subordinated to the Board of Directors

Capital and Risk Management Committee
Pedro Bodin[1]

Monthly monitoring of Risk Appetite

Board of Directors
Pedro Moreira Salles
Roberto Egydio Setubal

Audit Committee
Gustavo Loyola[1]

Discussion of metrics and the outcome of Risk Appetite, as well as the main risk topics

Internal Audit
Paulo Miron

3rd line of defense

Independent review of the activities in which the institution is engaged

Itaú Unibanco Holding
Candido Bracher

General Wholesale Office
Caio Ibrahim David

General Retail Office
Marcio Schettini

1st line of defense

Manages the risks these generate, with responsibility for identifying, assessing, controlling and reporting

Risk and Finance Control and Management Department
Milton Maluhy Filho

- Executive Office, Finance and Market Risk
- Investor Relations Office
- Operational Risk and Compliance Executive Office
- Credit Risk, Modeling and AML Office

2nd line of defense

Ensures that the risks are managed and sustained on the principles of risk management:

- Risk Appetite
- Policies
- Procedures
- Dissemination of the risk culture in the business

Legal, Institutional and Personnel Department
Claudia Politanski

Technology and Operations Department
André Sapoznik

(1) Independent director.

65

Capital and risk management Risk Management risk management fully timely and preemptive action, widely disseminated integrated into the focusing on creating increasing and risk culture performance of the business sustainable value and on client centricity PERFORMANCE COVERAGE Previous Current à Future Credit Business Processes Business Client Focus Market and liquidity Regulatory Reactive Preemptive Attitude Operations Form Reporting Challenging Technology Compliance Center Problem Solution Corporate People Security 66Capital and risk management Risk Management risk management fully timely and preemptive action, widely disseminated integrated into the focusing on creating increasing and risk culture performance of the business sustainable value and on client centricity PERFORMANCE COVERAGE Previous Current à Future Credit Business Processes Business Client Focus Market and liquidity Regulatory Reactive Preemptive Attitude Operations Form Reporting Challenging Technology Compliance Center Problem Solution Corporate People Security 66

Capital and risk management Our risk management principles Risk appetite consists of a 4-layer structure: principles of risk management, declaration by the Board of Directors, magnitude of the risk and metrics, and coordinates the set of guidelines on the assumption of risks. The principles of risk management define the fundamentals of risk management and risk appetite based on 6 pillars, providing guidance on how the employees of Itaú Unibanco Holding work and take decisions. Sustainability and customer satisfaction Risk Culture Pricing of risk we want to be the leading bank in sustainable our risk culture extends beyond policies, procedures we operate with and assume business risks we know performance and in customer satisfaction. We strive and processes, strengthens the individual and and understand, avoiding risks we are not familiar to create shared value for our employees, clients, collective responsibility of all employees, so that with or in which there is no competitive advantage, shareholders and society, ensuring the perpetuity of they do the right thing at the right time and in the carefully evaluating the risk-return ratio. our business. correct manner, respecting the ethical way of doing business. Diversification Operational excellence Ethics and respect for regulations we have a low appetite for volatility in our results, we want to be an agile bank with a robust and stable For us, ethics are non-negotiable. We foster a proper institutional environment, instructing our which is why we operate with a diversified base of infrastructure, to provide a high-quality service. clients, products and businesses, striving to employees to cultivate ethics in relationships and diversify the risks to which we are exposed and business and to abide by the rules, thereby prioritizing lower risk business. defending our reputation. 67Capital and risk management Our risk management principles Risk appetite consists of a 4-layer structure: principles of risk management, declaration by the Board of Directors, magnitude of the risk and metrics, and coordinates the set of guidelines on the assumption of risks. The principles of risk management define the fundamentals of risk management and risk appetite based on 6 pillars, providing guidance on how the employees of Itaú Unibanco Holding work and take decisions. Sustainability and customer satisfaction Risk Culture Pricing of risk we want to be the leading bank in sustainable our risk culture extends beyond policies, procedures we operate with and assume business risks we know performance and in customer satisfaction. We strive and processes, strengthens the individual and and understand, avoiding risks we are not familiar to create shared value for our employees, clients, collective responsibility of all employees, so that with or in which there is no competitive advantage, shareholders and society, ensuring the perpetuity of they do the right thing at the right time and in the carefully evaluating the risk-return ratio. our business. correct manner, respecting the ethical way of doing business. Diversification Operational excellence Ethics and respect for regulations we have a low appetite for volatility in our results, we want to be an agile bank with a robust and stable For us, ethics are non-negotiable. We foster a proper institutional environment, instructing our which is why we operate with a diversified base of infrastructure, to provide a high-quality service. clients, products and businesses, striving to employees to cultivate ethics in relationships and diversify the risks to which we are exposed and business and to abide by the rules, thereby prioritizing lower risk business. defending our reputation. 67

Capital and risk management

How do we establish our risk appetite?

Risk appetite defines the nature and level of the risks acceptable to our organization, delimiting the conditions in which our management will strive to maximize the creation of value.

The policy is drawn up and approved by the Board of Directors

Declaration by the BD: "We are a universal bank operating mainly in Latin America. With the support of our risk culture, we operate to strict standards of ethics and regulatory compliance in the search for high-level results and growth with low volatility, through long-standing relationships with our clients, correct pricing of risks, diversified sources of funding and proper use of capital."

It is monitored, discussed and reported on a regular basis to the executive levels, the Board of Directors and the Audit Committee

Where is Risk Appetite inserted?


Risk Appetite
Global Limits
Specific Limits
Competencies and Policies

Board of Directors

Executive Level

5 dimensions that underpin our risk management structure

	Capitalization	Liquidity	Credit, Market and Business	Operational risk	Reputation
	stipulates that we must have enough capital to protect us from a stress event without adjusting our capital structure.	stipulates that our liquidity should weather long periods of stress.	establish concentration limits, foster the diversification of revenues in the search to ensure low volatility in our results and the sustainability of our business.	is centered on controlling operational risk events that could have an adverse impact on our strategy.	deals with risks that could impact our brand value and reputation.
Examples of metrics	▪ Capital ratios in normal and stress situations ▪ ratings on debt issues	▪ LCR ▪ NSFR	▪ greatest credit risks ▪ highest exposures ▪ concentration by sectors, countries and segments ▪ market risk concentration	▪ operational risk events and losses incurred ▪ information technology	▪ suitability indicators ▪ media exposure ▪ follow-up on client complaints ▪ regulatory compliance

68

Capital and risk management Market Risk and Liquidity Management Solid management of liquidity and market risk Average VaR¹ in the quarter Liquidity Coverage Ratio (LCR) Net Stable Funding Ratio (NSFR) 376.4 374.5 305.6 256.8 208.0 123.6% 200.7% 122.5% 122.2% 195.0% 121.1% 170.9% 117.5% 151.9% 116.8% 3Q16 3Q17 3Q18 3Q19 3Q20 Sep-17 Sep-18 Sep-19 Sep-20 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 (1) VAR = Value at Risk. 69Capital and risk management Market Risk and Liquidity Management Solid management of liquidity and market risk Average VaR¹ in the quarter Liquidity Coverage Ratio (LCR) Net Stable Funding Ratio (NSFR) 376.4 374.5 305.6 256.8 208.0 123.6% 200.7% 122.5% 122.2% 195.0% 121.1% 170.9% 117.5% 151.9% 116.8% 3Q16 3Q17 3Q18 3Q19 3Q20 Sep-17 Sep-18 Sep-19 Sep-20 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 (1) VAR = Value at Risk. 69

Capital and risk management

Corporate Security Mindset

Itaú

Constant concern about risks
Benchmark with the market with an expanded view of risk and vulnerability testing throughout the perimeter.

Market leadership
Dialogue and vision of trends with the main stakeholders and regulatory bodies in the category.

Sustainable and Efficient Solutions
Automation of cyber security with the use of Analytics, guided by the main frameworks of Information Security.

customer centricity_

- Security with usability
- Employees experience
- Simplicity
- Digital bank

Integration with Business and Technology
Presence with the IT and Business teams in the risk assessment of new products and services.

Security Governance
Effectiveness and adequacy of our controls based on clear and objective policies.

Security as a Strategy
Preparation for the future with Research & Development of controls and technologies.

pillars

protect by design
- Secure development
- Secure infrastructure architecture
- *Data observability*

process discipline
- 24X7 Operations Center
- Prevention, detection and response to threats
- Constant blue team x red team exercises
- Frequent and controlled pen testing

human capital
- Attraction, training and retention program
- Continuous search for international benchmarking
- Integration with the business
- SI certified team

70

Operations Operations Capital and risk management Information Security Our processes guarantee the care and focus necessary to protect our environment ... vulnerability management and technological infrastructure to face the adherence to security standards in a constant evolution of cyber threats technological environment application of corporate principles and internal and external intrusion tests and scans guidelines for the protection of information in the environment, in order to reduce the risks of and intellectual property attacks, image, exposure and information leakage architecture of solutions and products with administration of security tools with a certified and the highest degree of security together with specialized team in the most diverse technologies the business and technology areas monitoring and handling all types of attacks maintaining the safety of current products, and security incidents allowing for safe and efficient expansion 71 Governance and Projects Governance and ProjectsOperations Operations Capital and risk management Information Security Our processes guarantee the care and focus necessary to protect our environment ... vulnerability management and technological infrastructure to face the adherence to security standards in a constant evolution of cyber threats technological environment application of corporate principles and internal and external intrusion tests and scans guidelines for the protection of information in the environment, in order to reduce the risks of and intellectual property attacks, image, exposure and information leakage architecture of solutions and products with administration of security tools with a certified and the highest degree of security together with specialized team in the most diverse technologies the business and technology areas monitoring and handling all types of attacks maintaining the safety of current products, and security incidents allowing for safe and efficient expansion 71 Governance and Projects Governance and Projects

Capital and risk management

Task Force on Climate-related Financial Disclosures (TCFD)

Climatic risk and its variables make up the E&S risk analysis, which place us in a strategic position, ensuring the continuity of business and operations in the face of climate change and the consequent impacts on the economy.

Consolidated implementation status



2008
Oct-2020
70.4%
2022

Strategic Pillars[1]		Implemented	In progress
Governance	90.40%	• Governance: topic is addressed at the Environmental and Social Risk Committee ✓ • Milton Maluhy, Chief Risk Officer and Chief Financial Officer, is the executive responsible for the topic ✓ •Climate Finance Squad: a multidisciplinary team focused on TCFD implementation ✓ • Corporate E&S Risk Team: The topic is addressed together with the E&S risk ✓	• Set out a process in the Board to address climate issues, with a defined frequency, in terms of annual budgets, work plans, investments, and acquisitions
Strategy	62.75%	•We develop and disclose climate scenarios with the UNEPFI ✓ • We identify and disclose potential climate change impacts on the financial sector within the coming 3 to 5 years ✓ •Process to identify material risks under the scope of E&S risk, including climate risk ◔	• Make headway in the development of tropical climate scenarios for Brazil
Risk Management	56.45%	•Climate variable in Risk Rating for the corporate segment; ◔ •Climate risk is prioritized, since it is rated as an E&S risk; ✓ •Integration into the decision-making process in E&S Risk Committee, as already occurred with climate sensitivity and our new risk prioritization methodologies. ◔	• Incorporate the monitoring of the Bank's loan portfolio sensitivity into the climate risk •Prioritize the integration of climate risk into the risk appetite •Make headway and incorporate the methodology to identify the climate risk in processes
Targets and Metrics	83.73%	• We set out science-based targets (SBT) for operation emissions (scopes 1 and 2) ✓	•Calculate our material sources of financed emissions so as to be set out targets •Publish information on climate targets and executives' compensation in the Integrated Report

✓ Disclosed

◔ Partially Disclosed

(1) Each of the strategic pillars has different weights, since the methodology considers a diversity of actions for implementing the TCFD recommendations. In addition, for each action, different weights are assigned according to their difficulty of implementation.

72

Capital and risk management E&S Risk Management Our E&S management guidelines are based on institutional issues and cover the most significant risks of our operation through specific procedures. We identify, measure, mitigate and monitor E&S risks by gathering the Risk, Sustainability and Compliance departments, taking into account the Excluded Activities Policy principles of materiality and proportionality in business analysis Specific criteria must be met to keep on client and supplier relationships. Excluded activities that are understood to go Proportionality Materiality against our values are: • Use of compulsory labor; Risk exposure Complexity • Use of child labor in disagreement with legislation; and • E&S impact • Financial volume • Exploitation of prostitution, including child • Client segment • Product/Structure prostitution. • Term • Supplier spending 73Capital and risk management E&S Risk Management Our E&S management guidelines are based on institutional issues and cover the most significant risks of our operation through specific procedures. We identify, measure, mitigate and monitor E&S risks by gathering the Risk, Sustainability and Compliance departments, taking into account the Excluded Activities Policy principles of materiality and proportionality in business analysis Specific criteria must be met to keep on client and supplier relationships. Excluded activities that are understood to go Proportionality Materiality against our values are: • Use of compulsory labor; Risk exposure Complexity • Use of child labor in disagreement with legislation; and • E&S impact • Financial volume • Exploitation of prostitution, including child • Client segment • Product/Structure prostitution. • Term • Supplier spending 73

Capital and risk management

Credit approval criteria

The E&S Risk Policy provides for the evaluation of clients operating in sectors that require a high analysis criterion for credit approval.

Large companies

With the purpose of helping in decision making and providing for the strategic inclusion of the E&S topic in credit granting, E&S Risk has always been used in our risk rating models for large companies.

List of Restricted Activities

Procedures range from applying sector questionnaires to submitting the case to a Senior Committee for approval. This list includes:

- Firearms
- Tobacco
- Extraction of wood
- Fishing
- Cold storage plants and cattle slaughterhouses

When the analysis result is negative, the client is blocked

Sensitive Sectors

Sectors submitted to credit approval from higher authority levels:

- Mining
- Steel and iron and metals
- Oil and gas
- Textile
- Pulp and paper
- Chemical and Petrochemical

Rural Clients

For rural producers, we apply a proprietary analysis methodology that factors in georeferenced reports on our clients' real estate properties and in-person visits, which enable us to classify and distinguish clients based on scores.

74

Financial highlights 75Financial highlights 75

Context | Current outlook

Economic activity

Prospect of Brazilian GDP[1] quarterly growth (base 100 = 4Q19)


100
98
88
95
4Q19
1Q20
2Q20
3Q20

Public debt to GDP[1] (%)


76.5%
75.8%
92.5%
2018
2019
2020

Itaú Economic Activity Index[2] 2020 (base 100 = March level, pre-crisis)


100
57
92
03/13
03/28
10/17

Our Quarter Highlights

Mortgage origination NEW RELEASES Mortgage Loans with Savings Deposit Interest Credit Line Secured by Financed Property	3Q20 vs. 3Q19 ▲ 65%
Auto loans origination	3Q20 vs. 3Q19 ▲ 47%
Equity issuance in Brazil	~USD9.5 bn In 28 operations
Government sponsored Facilities • Emergency credit line (Pronampe[3]) • Investment Guarantee Fund (FGI BNDES)	R$16.4 bi

(1) Forecast by Itaú Unibanco Economic Team, (2) Considers the consumption of goods, services (in Itaucard operations) and a proxy for industrial electricity, (3) Pronampe is a national support program for very small and small companies.

76

3Q20 Financial Highlights

In R$ billions

Recurring net income

R$5.0 bn

▲ + 19.6%



7.2
7.3
3.9
4.2
5.0
3Q19
4Q19
1Q20
2Q20
3Q20

Recurring ROE

15.7 %



Recurring ROE (%)
Average Cost of Capital (%)
23.5%
23.7%
12.8%
13.5%
15.7%
12.5%
12.5%
12.5%
13.0%
13.0%
3Q19
4Q19
1Q20
2Q20
3Q20

3Q20 vs. 2Q20

Credit portfolio
R$847.0 bn
▲ + 4.4%

Financial margin with clients
R$15.6 bn
▼ - 5.5%

Cost of Credit[1]
R$6.3 bn
▼ - 18.7%

Commissions, fees and result from insurance operations[2]
R$11.1 bn
▲ + 12.0%

(1) Provision for Loan Losses + Recovery of Loans + Impairment + Discounts Granted.; Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations after Retained Claims and Selling Expenses.

77

Credit portfolio 3Q20 In R$ billions Credit origination¹ Sep-20 Jun-20D' Sep-19D' 3Q20 2Q20 In the quarter vs. 2Q20 vs. 1Q20 Individuals 237.7 228.8 3.9% 229.7 3.5% Individuals - + 23% 7% Credit card loans 77.5 72.9 6.4% 83.3 -7.0% Personal loans 36.6 37.3 -1.7% 3 4.2 7.0% Very Small, Small and Middle Market + 57% - 1% Payroll loans 50.8 50.4 0.8% 49.3 2.9% Corporate - 19% + 19% Vehicle loans 21.5 19.5 10.4% 18.0 19.6% 2 Total Brazil + 10% + 7% Mortgage loans 51.3 48.8 5.1% 44.8 14.3% Private securities issuance³ - 57% + 172% Very Small, Small and Middle Market Loans 122.5 107.4 14.0% 8 9.5 36.9% Banking loans 104.5 105.8 -1.2% 89.5 16.7% Government sponsored/guaranteed facilities 18.0 1.6 1003.2% - - Change in credit for individuals 360.2 3 36.2 7.1% 319.2 12.8% Individuals + SME’s Loans Average Sep-20 Corporate loans 264.8 259.2 2.1% 213.2 24.2% balance vs. Jun-20 178.1 175.4 1.6% 15 1.5 17.5% Credit operations Personalised credit + 10% stable 86.7 83.9 3.4% 61.7 40.6% Corporate Securities - Overdraft 16% - 10% Total Brazil 625.0 595.5 5.0% 532.4 17.4% Installment credit - 15% - 3% Latin America 222.0 215.9 2.9% 171.0 29.8% - - 16% Revolving credit card 16% Total with Financial Guarantees and Corporate Securities 847.0 811.3 4.4% 7 03.4 20.4% Note: (1) Does not consider origination of credit card, overdraft, debt renegotiation and other revolving credits. Average origination per working day in the period, except for private securities issuance, (2) Does not include private securities issuance, (3) Source: ANBIMA (Brazilian Financial and Capital Markets Association). Considers total volume of fixed income and hybrid private securities issuance arranged by Itaú Unibanco on the local market (includes distributed volumes). 78Credit portfolio 3Q20 In R$ billions Credit origination¹ Sep-20 Jun-20D' Sep-19D' 3Q20 2Q20 In the quarter vs. 2Q20 vs. 1Q20 Individuals 237.7 228.8 3.9% 229.7 3.5% Individuals - + 23% 7% Credit card loans 77.5 72.9 6.4% 83.3 -7.0% Personal loans 36.6 37.3 -1.7% 3 4.2 7.0% Very Small, Small and Middle Market + 57% - 1% Payroll loans 50.8 50.4 0.8% 49.3 2.9% Corporate - 19% + 19% Vehicle loans 21.5 19.5 10.4% 18.0 19.6% 2 Total Brazil + 10% + 7% Mortgage loans 51.3 48.8 5.1% 44.8 14.3% Private securities issuance³ - 57% + 172% Very Small, Small and Middle Market Loans 122.5 107.4 14.0% 8 9.5 36.9% Banking loans 104.5 105.8 -1.2% 89.5 16.7% Government sponsored/guaranteed facilities 18.0 1.6 1003.2% - - Change in credit for individuals 360.2 3 36.2 7.1% 319.2 12.8% Individuals + SME’s Loans Average Sep-20 Corporate loans 264.8 259.2 2.1% 213.2 24.2% balance vs. Jun-20 178.1 175.4 1.6% 15 1.5 17.5% Credit operations Personalised credit + 10% stable 86.7 83.9 3.4% 61.7 40.6% Corporate Securities - Overdraft 16% - 10% Total Brazil 625.0 595.5 5.0% 532.4 17.4% Installment credit - 15% - 3% Latin America 222.0 215.9 2.9% 171.0 29.8% - - 16% Revolving credit card 16% Total with Financial Guarantees and Corporate Securities 847.0 811.3 4.4% 7 03.4 20.4% Note: (1) Does not consider origination of credit card, overdraft, debt renegotiation and other revolving credits. Average origination per working day in the period, except for private securities issuance, (2) Does not include private securities issuance, (3) Source: ANBIMA (Brazilian Financial and Capital Markets Association). Considers total volume of fixed income and hybrid private securities issuance arranged by Itaú Unibanco on the local market (includes distributed volumes). 78

3Q20 Financial margin with clients

Annualized average margin % - Consolidated



9.8%
9.8%
10.0%
10.0%
10.0%
10.0%
9.2%
8.4%
7.5%
7.7%
7.6%
7.6%
7.5%
7.4%
6.7%
3.7%
4.3%
4.4%
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20

Annualized average margin % - Brazil



12.1%
11.8%
12.1%
12.2%
12.2%
11.9%
11.1%
10.2%
9.0%
9.6%
9.2%
9.2%
9.2%
9.0%
8.4%
4.1%
5.2%
5.4%
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20

Financial Margin with Clients   Risk-adjusted Financial Margin with Clients

Change in financial margin with clients

R$ billion



R$0.6 bn
16.5
(1.0)
15.4
(0.4)
(0.4)
(0.03)
0.1
0.01
14.8
0.8
15.6
2Q20
2Q20 Working Capital[1] and Other
2Q20 Spread-Sensitive Operations
Segment Mix
Retail Product Mix[2]
Asset Spreads
Average volume
Latin America and others[3]
3Q20 Spread-Sensitive Operations
3Q20 Working Capital[1] and Other
3Q20

(1) Includes capital allocated to business areas (except treasury), in addition to the corporation's working capital, (2) Change in the composition of assets with credit risk between periods in Brazil and the impact of government sponsored facilities, (3) Others considers: the effect of the greater number of calendar days in the quarter, the liability financial margin and structured wholesale operations.

79

Retail | Loan portfolio reprofiling

R$53.5 billion
(6% of credit portfolio)

Balance of reprofiled loans for individuals, micro and small businesses

100%
performing in February

56%
are collateralized

88%
in ratings AA to C

Reprofiled portfolio by product (in R$ billions)
September 30th, 2020

Individuals — 39.8
17% of Individuals portfolio

Mortgage loans	16.6
Personal loans	14.8
Vehicle loans	4.6
Cards	2.7
Payroll loans	1.1

Very small and small companies — 13.7
11% of Small and very small companies portfolio

Working capital	11.8
Vehicle loans	1.9

Portfolio risk profile
September 2020

- Performing
- Grace period to be due
- Overdue between 15-90 days
- Overdue over 90 days


0.6%
6.4%
24.8%
93.1%
current*
68.3%

(*) Considers performing and grace period to be due portfolio

80

3Q20 Provision for loan losses

In R$ billions

Expected loss provisioning model

Allocation oftotal provisions



34.5
49.3
51.1
13.1
10.1
11.2
25.7
11.4
12.1
29.0
11.0
11.1
Sep-19
Jun-20
Sep-20

Total — Sep-20 vs. Sep-19: **+ 48.3%**

Expected loss

Potential loss — **+ 120.5%** R$15.8 bn
Related to expected loss in retail segment and potential loss in the wholesale segment

Aggravated risk ratings — **+ 8.9%** R$0.9 bn
Related to aggravated risk rating of overdue and renegotiated operations

Overdue operations — **- 0.6%** R$(0.1) bn
Related to minimum provision required due to overdue operations

Cost of credit[1]

ratio between the annualized cost of credit[1] and the loan portfolio[2] - (%)



2.6%
3.3%
5.3%
3.9%
3.0%
4.5
5.8
10.1
7.8
6.3
3Q19
4Q19
1Q20
2Q20
3Q20

Coverage ratio

(90 days NPL - %)



487%
920%
1013%
Wholesale - Brazil
215%
341%
470%
Latin America
208%
281%
339%
Total
169%
212%
253%
Retail - Brazil
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20

(1) Provision for Loan Losses + Recovery of Loans + Impairment + Discounts Granted, (2) Average loan portfolio balance with financial guarantees provided and corporate securities considers the last two quarters.

81

Credit quality 3Q20 15-90 days NPL (%) 90 days NPL (%) Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 3.4% 3.4% 3.5% 2.6% 3.2% 2.3% 2.4% 2.6% 2.0% 1.7% 3.1% 2.4% 3.0% 2.3% 2.9% 2.7% 2.2% 2.2% 1.9% 1.7% 5.1% 5.0% 3.5% 4.8% 4.7% 3.2% 3.1% 4.3% 3.0% 3.0% 2.5% 2.4% 2.3% 1.9% 1.9% 1.7% 2.3% 2.3% 2.3% 1.6% 2.0% 1.4% 1.1% 1.4% 1.4% 1.0% 2.0% 1.9% 1.2% 1.4% 1.4% 1.2% 1.1% 0.9% 0.7% 0.7% 0.7% 0.7% 0.5% 0.5% Total Brazil Latin America Individuals Corporate Very Small, Small and Middle Market companies 82Credit quality 3Q20 15-90 days NPL (%) 90 days NPL (%) Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 3.4% 3.4% 3.5% 2.6% 3.2% 2.3% 2.4% 2.6% 2.0% 1.7% 3.1% 2.4% 3.0% 2.3% 2.9% 2.7% 2.2% 2.2% 1.9% 1.7% 5.1% 5.0% 3.5% 4.8% 4.7% 3.2% 3.1% 4.3% 3.0% 3.0% 2.5% 2.4% 2.3% 1.9% 1.9% 1.7% 2.3% 2.3% 2.3% 1.6% 2.0% 1.4% 1.1% 1.4% 1.4% 1.0% 2.0% 1.9% 1.2% 1.4% 1.4% 1.2% 1.1% 0.9% 0.7% 0.7% 0.7% 0.7% 0.5% 0.5% Total Brazil Latin America Individuals Corporate Very Small, Small and Middle Market companies 82

Financial margin with the market 3Q20 In R$ billions 1.4 1.4 1.4 1.4 1.3 1.3 1.2 1.2 1.2 1.6 1.5 1.4 1.3 1.3 1.3 1.2 1.1 1.1 0.8 0.7 0.7 1.0 0.5 1.1 0.9 1.0 0.2 0.4 0.6 0.6 0.5 0.5 0.4 0.4 0.3 0.3 0.3 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 Financial margin with Sale of shares - B3 Financial margin with 1 year moving average of the market – Brazil¹ the market– Latin America² financial margin with the market (1) Includes units abroad ex-Latin America, (2) Excludes Brazil. 83Financial margin with the market 3Q20 In R$ billions 1.4 1.4 1.4 1.4 1.3 1.3 1.2 1.2 1.2 1.6 1.5 1.4 1.3 1.3 1.3 1.2 1.1 1.1 0.8 0.7 0.7 1.0 0.5 1.1 0.9 1.0 0.2 0.4 0.6 0.6 0.5 0.5 0.4 0.4 0.3 0.3 0.3 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 Financial margin with Sale of shares - B3 Financial margin with 1 year moving average of the market – Brazil¹ the market– Latin America² financial margin with the market (1) Includes units abroad ex-Latin America, (2) Excludes Brazil. 83

3Q20 Commissions, fees and result from insurance operations

In R$ billions

	3Q20	2Q20	△	9M20	9M19	△
Credit and debit cards	2.8	2.5	12.9%	8.4	9.7	-13.4%
Card issuance	2.2	2.0	10.6%	6.5	6.7	-3.0%
Acquiring	0.6	0.5	21.5%	1.9	3.0	-36.5%
Current account services	1.9	1.8	4.5%	5.7	5.6	2.8%
Asset management[1]	1.3	1.3	1.8%	4.1	3.7	10.8%
Advisory services and brokerage	1.2	0.8	59.8%	3.0	1.7	75.4%
Credit operations and guarantees provided	0.6	0.5	14.3%	1.7	1.9	-8.9%
Collection Services	0.5	0.4	12.2%	1.4	1.5	-5.8%
Other	0.4	0.3	12.4%	1.0	0,8	18,9%
Latin America (ex-Brazil)	0.7	0.7	1.2%	2.2	2.2	-0.7%
Commissions and fees	9.5	8.4	12.7%	27.4	27.0	1.6%
Result from insurance operations[2]	1.6	1.5	8.0%	4.7	4.9	-3.4%
Commissions, fees and result from insurance	11.1	9.9	12.0%	32.1	31.8	0.8%

Main investment bank rankings in 2020

M&A (Brazil and LatAm)[3]	1st place
ECM (Brazil and LatAm)[3]	1st place
Local DCM[4]	1st place

Own Products and Open Plataform
In R$ billions



Sep-20
1,578
289
1,867
Sep-19
1,361
253
1,613

+ 16.0% Own Products (Ex-Open Plataform)

+ 14.3% Open Plataform

+ 15.7% Total

(1) Includes fund management fees and "consórcio" management fees, (2) Result from insurance includes the revenues from insurance, pension plan and premium bonds operations net of retained claims and selling expenses, (3) Source: Dealogic, (4) Source: ANBIMA (Brazilian Financial and Capital Markets Association).

84

3Q20 Non-interest expenses

Investment in technology

Base 100, in development hours

+ 39%
9M20 vs. 9M19



100
139
9M19
9M20

In R$ billions

	3Q20	3Q19	△	9M20	9M19	△
Personnel Expenses	(5.3)	(5.6)	-5.3%	(15.6)	(16.5)	-5.0%
Administrative Expenses	(4.1)	(4.2)	-2.0%	(12.1)	(12.5)	-3.1%
Other[1]	(1.3)	(1.4)	-6.4%	(3.7)	(3.8)	-2.3%
Total - Brazil	**(10.7)**	**(11.2)**	**-4.2%**	**(31.5)**	**(32.8)**	**-4.0%**
Latin America (ex-Brazil)[2]	(2.0)	(1.6)	22.2%	(5.3)	(4.8)	11.2%
Non-interest expenses	**(12.7)**	**(12.8)**	**-0.9%**	**(36.8)**	**(37.6)**	**-2.1%**

Non-interest expenses

growing at a slower pace than **inflation**



2.4%
1.8%
-0.7%
-6.8%
-4.2%
-0.5%
-2.5%
-4.0%
-9.0%
-7.4%
3Q19
4Q19
1Q20
2Q20
3Q20
Non-interest expenses growth year over year
Non-interest expenses growth compared to the same period of the previous year (deflated by IPCA)

(1) Includes operating expenses and other tax expenses (includes IPTU, IPVA, IOF and others. Does not include PIS, Cofins and ISS), (2) Does not consider overhead allocation.

85

Capital 3Q20 12.4% 0.2% 12.1% 0.4% 1.7% 1.7% (0.3%) 10.7% 10.4% Jun-20 Net income Prudential RWA of credit² Sep-20 Tier I Capital less minimum adjustments¹ Tier I Capital mandatory dividends (1) Mainly tax credits, (2) Credit risk weighted assets. 86Capital 3Q20 12.4% 0.2% 12.1% 0.4% 1.7% 1.7% (0.3%) 10.7% 10.4% Jun-20 Net income Prudential RWA of credit² Sep-20 Tier I Capital less minimum adjustments¹ Tier I Capital mandatory dividends (1) Mainly tax credits, (2) Credit risk weighted assets. 86

Perspectives Capital and liquidity at appropriate levels considering our internal stress test scenarios. Expansion of the loan portfolio driven mainly by the individuals’ portfolio, in line with the resumption of economic activity and customer confidence levels. This growth should be supported by lower risk and lower interest rate products, such as payroll, mortgage and vehicle financing. Declining demand in the large corporate segment as access to the capital market presents the companies with more efficient opportunities for funding and liquidity. Additional reduction in the average rate of financial margin with clients (NIM) due to the progressive change in the credit portfolio mix between products and the impact of the lower interest rate on the remuneration of our own working capital and liability margin. Growth in service and insurance revenues in line with the recovery trend of economic activity, the reopening of capital markets and the launch of new channels, products and services. Progressive reduction in the cost of credit anchored in the expected loss model and in economic activity recovery. However, the model will react promptly to changes in the country's macroeconomic scenario and in the financial conditions of our clients. Strategic cost management based on continuous investment in technology, new ways of working, optimization of distribution channels, in addition to structural efficiency projects will continue to bring benefits in the coming quarters. 87 Note: The perspectives presented on this slide should not be taken as a formal projection of financial performance for the year 2020.Perspectives Capital and liquidity at appropriate levels considering our internal stress test scenarios. Expansion of the loan portfolio driven mainly by the individuals’ portfolio, in line with the resumption of economic activity and customer confidence levels. This growth should be supported by lower risk and lower interest rate products, such as payroll, mortgage and vehicle financing. Declining demand in the large corporate segment as access to the capital market presents the companies with more efficient opportunities for funding and liquidity. Additional reduction in the average rate of financial margin with clients (NIM) due to the progressive change in the credit portfolio mix between products and the impact of the lower interest rate on the remuneration of our own working capital and liability margin. Growth in service and insurance revenues in line with the recovery trend of economic activity, the reopening of capital markets and the launch of new channels, products and services. Progressive reduction in the cost of credit anchored in the expected loss model and in economic activity recovery. However, the model will react promptly to changes in the country's macroeconomic scenario and in the financial conditions of our clients. Strategic cost management based on continuous investment in technology, new ways of working, optimization of distribution channels, in addition to structural efficiency projects will continue to bring benefits in the coming quarters. 87 Note: The perspectives presented on this slide should not be taken as a formal projection of financial performance for the year 2020.

Investment | XP Inc.

Historic

May-2017
Itaú Unibanco announces its intention to acquire control of XP Inc. in stages

August-2018
Itaú Unibanco discloses its commitment to BACEN not to acquire control of XP Inc.

Studies in advanced stages about our 46.05% stake on XP Inc.

Book value as of Sep-20
R$9.6 billions

1. **Spin-off of this business line**

The eventual spin-off would not take place before December 31, 2020. If it occurs::

- Segregation into a new Company ("**Newco**"), to be listed on the stock exchange, that will exclusively hold 41.05% of XP Inc. shares
- Itaú Unibanco's shareholders will receive an equity interest in the Newco
- The Newco would become part of the XP Shareholders' Agreement and keep the same control structure of Itaú Unibanco Holding S.A.

2. **Selling 5% of XP's capital**

- In order to monetize part of the investment, generating an increase in the Basel III Common Equity Tier I Capital
- If completed, and depending on market conditions, it would be through one or more public offers on stocks exchanges.

These transactions still depend on the approval of Itaú Unibanco's Board of Directors, which will assess in detail the applicable conditions their respective effects.

In 2022
After BACEN's approval, Itaú Unibanco will acquire an additional 11.5% of shares capital of XP Inc.

Any eventual new decision, negotiation or transaction related to the Itaú Unibanco's stake in XP will be promptly communicated to the market

88

Additional information 89Additional information 89

Corporate profile Additional information 90Corporate profile Additional information 90

Additional Information A History of Successful Strategic Deals¹ Acquisition of the remaining 50% of: Uruguay Retail - Brazil NACIONAL Acquisition of the Banco Itaú BMG Consignado minority interest of: Casa Moreira Salles Acquisition of a minority interest in: 1924 Unibanco 1995 - 1998 2000 - 2003 2004 - 2007 Merger 2008 2009 - 2020 Itaú 1943 Foundation of Banco Itaú Alliance with: BEG Banco del Buen Ayre (1) Includes mergers, acquisitions, joint-ventures and partnerships. 91Additional Information A History of Successful Strategic Deals¹ Acquisition of the remaining 50% of: Uruguay Retail - Brazil NACIONAL Acquisition of the Banco Itaú BMG Consignado minority interest of: Casa Moreira Salles Acquisition of a minority interest in: 1924 Unibanco 1995 - 1998 2000 - 2003 2004 - 2007 Merger 2008 2009 - 2020 Itaú 1943 Foundation of Banco Itaú Alliance with: BEG Banco del Buen Ayre (1) Includes mergers, acquisitions, joint-ventures and partnerships. 91

Capital and risk management Additional information 92Capital and risk management Additional information 92

Additional Information

Capital Ratios (BIS) | Prudential Conglomerate [1]

In R$ millions, end of period	3Q20	2Q20
Core Capital	113,910	108,119
Tier I (Core Capital + Additional Capital)	132,272	126,214
Referential Equity (Tier I and Tier II)	146,894	140,650
Total Risk-weighted Exposure (RWA)	1,068,739	1,040,622
Credit Risk-weighted Assets (RWA_{CPAD})	948,063	922,909
Operational Risk-weighted Assets (RWA_{OPAD})	92,792	92,476
Market Risk-weighted Assets (RWA_{MINT})	27,884	25,237
Core Capital Ratio	10.7%	10.4%
Tier I Ratio	12.4%	12.1%
BIS (Referential Equity / Total Risk-weighted Exposure)	13.7%	13.5%

(1) Includes financial institutions, consortium managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk and investment funds in which the conglomerate substantially retains risks and benefits.

93

Additional Information

Ratings

FitchRatings

International						National	
Viability	Support	Local Currency		Foreign Currency			
		Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
bb	4	BB	B	BB	B	AAA (bra)	F1+ (bra)

Moody's

International				National	
Subordinated Debt Foreign Currency	Senior Unsecured Debt Foreign Currency	Issuer Local Currency		Issuer	
Long Term	Long Term	Long Term	Short Term	Long Term	Short Term
(P) B1	(P) Ba3	Ba3	NP	A1. br	BR-1

Standard & Poor's

International				National	
Local Currency		Foreign Currency			
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
BB-	B	BB-	B	brAAA	brA-1+

94

Financial Highlights Additional information 95Financial Highlights Additional information 95

Additional Information

Results 3Q20

In R$ billions

	3Q20	3Q19	△	2Q20	△	9M20	9M19	△
Operating revenues	28.4	30.3	-6.2%	28.0	1.4%	85.6	88.0	-2.7%
Managerial financial margin	16.9	19.1	-11.2%	17.8	-4.8%	52.5	55.2	-4.9%
Financial margin with clients	15.6	17.6	-11.7%	16.5	-5.5%	49.1	50.9	-3.6%
Financial margin with the market	1.4	1.5	-5.3%	1.3	5.1%	3.4	4.3	-19.3%
Commissions and fees	9.5	9.3	2.1%	8.4	12.7%	27.4	27.0	1.6%
Commissions and fees	2.0	1.9	4.0%	1.8	8.6%	5.7	5.8	-1.6%
Cost of credit	(6.3)	(4.5)	40.6%	(7.8)	-18.7%	(24.2)	(12.3)	95.9%
Provision from loan losses	(6.3)	(4.9)	28.8%	(7.6)	-16.2%	(24.3)	(13.5)	79.5%
Impairment	(0.3)	(0.1)	397.1%	(0.2)	76.5%	(0.6)	(0.1)	344.0%
Discounts granted	(0.6)	(0.3)	105.9%	(0.8)	-17.8%	(1.6)	(1.0)	63.7%
Recovery of loans written off as losses	1.0	0.8	23.3%	0.7	32.9%	2.4	2.3	2.3%
Retained claims	(0.4)	(0.3)	7.3%	(0.3)	13.0%	(1.0)	(0.9)	8.4%
Other operating expenses	(14.3)	(14.6)	-1.9%	(13.8)	4.0%	(41.8)	(42.8)	-2.4%
Non-interest expenses	(12.7)	(12.8)	-0.9%	(12.1)	4.7%	(36.8)	(37.6)	-2.1%
Tax expenses and other	(1.6)	(1.8)	-8.8%	(1.6)	-1.4%	(5.0)	(5.2)	-5.2%
Income before tax and minority interests	7.4	10.9	-31.7%	6.2	20.1%	18.6	31.8	-41.5%
Income tax and social contribution	(2.4)	(3.5)	-30.9%	(1.9)	27.7%	(5.3)	(10.1)	-47.5%
Minority interests in subsidiaries	0.0	(0.2)	-127.8%	(0.1)	-181.0%	(0.2)	(0.7)	-75.1%
Recurring net income	5.0	7.2	-29.7%	4.2	19.6%	13.1	21.1	-37.6%

96

Additional Information Segments – Income Statement Pro Forma 3Q20 Activities with the Retail Banking Wholesale Banking Itaú Unibanco Market + Corporation In R$ millions 17,433 8,211 2 ,745 28,389 Operating Revenues 9,761 4,966 2,201 16,928 Managerial Financial Margin 9,761 4,966 828 15,554 Financial Margin with Clients Financial Margin with the Market - - 1,373 1,373 5,913 3,067 485 9,465 Commissions and Fees Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses 1,759 178 59 1,996 Cost of Credit (5,040) (1,279) 0 (6,319) (5,162) (1,175) 0 (6,337) Provision for Loan Losses 21 (367) - (346) Impairment (606) (11) - (617) Discounts Granted 707 2 74 - 981 Recovery of Loans Written Off as Losses (360) (3) - (363) Retained Claims (9,927) (4,235) (136) (14,298) Other Operating Expenses (8,744) (3,850) (85) (12,678) Non-interest Expenses (1,179) (385) (51) (1,615) Tax Expenses for ISS, PIS, Cofins and Other Taxes (4) (0) - (4) Insurance Selling Expenses 2,105 2,695 2 ,609 7,409 Income before Tax and Minority Interests (660) (813) (955) (2,428) Income Tax and Social Contribution (20) 80 (11) 50 Minority Interests in Subsidiaries 1,426 1,962 1 ,643 5,030 Recurring Net Income Recurring Return on Average Allocated Capital 12.5% 13.1% 28.5% 15.7% Efficiency Ratio (ER) 55.0% 49.2% 3.1% 48.0% 97Additional Information Segments – Income Statement Pro Forma 3Q20 Activities with the Retail Banking Wholesale Banking Itaú Unibanco Market + Corporation In R$ millions 17,433 8,211 2 ,745 28,389 Operating Revenues 9,761 4,966 2,201 16,928 Managerial Financial Margin 9,761 4,966 828 15,554 Financial Margin with Clients Financial Margin with the Market - - 1,373 1,373 5,913 3,067 485 9,465 Commissions and Fees Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses 1,759 178 59 1,996 Cost of Credit (5,040) (1,279) 0 (6,319) (5,162) (1,175) 0 (6,337) Provision for Loan Losses 21 (367) - (346) Impairment (606) (11) - (617) Discounts Granted 707 2 74 - 981 Recovery of Loans Written Off as Losses (360) (3) - (363) Retained Claims (9,927) (4,235) (136) (14,298) Other Operating Expenses (8,744) (3,850) (85) (12,678) Non-interest Expenses (1,179) (385) (51) (1,615) Tax Expenses for ISS, PIS, Cofins and Other Taxes (4) (0) - (4) Insurance Selling Expenses 2,105 2,695 2 ,609 7,409 Income before Tax and Minority Interests (660) (813) (955) (2,428) Income Tax and Social Contribution (20) 80 (11) 50 Minority Interests in Subsidiaries 1,426 1,962 1 ,643 5,030 Recurring Net Income Recurring Return on Average Allocated Capital 12.5% 13.1% 28.5% 15.7% Efficiency Ratio (ER) 55.0% 49.2% 3.1% 48.0% 97

Additional Information

Results – Brazil and Latin America

In R$ millions	3Q20 Consolidated	3Q20 Brazil [1]	3Q20 Latin America (ex-Brazil)	2Q20 Consolidated	2Q20 Brazil [1]	2Q20 Latin America (ex-Brazil)	Δ Consolidated	Δ Brazil [1]	Δ Latin America (ex-Brazil)
Operating Revenues	**28,389**	**25,427**	**2,962**	**28,010**	**24,734**	**3,276**	**1.4%**	**2.8%**	**-9.6%**
Financial Margin with Clients	15,554	13,616	1,938	16,468	14,553	1,915	-5.5%	-6.4%	1.2%
Financial Margin with the Market	1,373	1,080	293	1,307	667	640	5.1%	61.9%	-54.2%
Commissions and Fees	9,465	8,735	730	8,396	7,675	721	12.7%	13.8%	1.2%
Revenues from Insurance [2]	1,996	1,996	-	1,839	1,839	-	8.6%	8.6%	-
Cost of Credit	**(6,319)**	**(5,363)**	**(956)**	**(7,770)**	**(7,061)**	**(708)**	**-18.7%**	**-24.1%**	**35.0%**
Provision for Loan Losses	(6,337)	(5,261)	(1,076)	(7,561)	(6,766)	(795)	-16.2%	-22.2%	35.4%
Impairment	(346)	(346)	-	(196)	(196)	-	76.5%	76.5%	-
Discounts Granted	(617)	(611)	(6)	(750)	(747)	(3)	-17.8%	-18.2%	84.3%
Recovery of Loans Written Off as Losses	981	856	126	738	648	90	32.9%	32.0%	39.9%
Retained Claims	(363)	(363)	-	(321)	(321)	-	13.0%	13.0%	
Non-interest Expenses	(12,678)	(10,658)	(2,020)	(12,109)	(10,241)	(1,868)	4.7%	4.1%	8.1%
Tax Expenses and Other [3]	(1,620)	(1,564)	(56)	(1,642)	(1,565)	(77)	-1.4%	-0.1%	-27.4%
Income before Tax and Minority Interests	**7,409**	**7,480**	**(71)**	**6,168**	**5,546**	**622**	**20.1%**	**34.9%**	**-111.4%**
Income Tax and Social Contribution	(2,428)	(2,605)	177	(1,902)	(1,715)	(186)	27.7%	51.9%	-195.0%
Minority Interests in Subsidiaries	50	(31)	80	(61)	(42)	(19)	-181.0%	-27.9%	-527.8%
Recurring Net Income	5,030	4,844	186	4,205	3,788	417	19.6%	27.9%	-55.4%

(1) Includes units abroad ex-Latin America. (2) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (3) Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. Note: Latin America information is presented in nominal currency.

98

Additional Information Business Model The allocation of principal capital (Common Equity Tier 1) in the bank's business is made at 12%, according to our risk appetite. Insurance Excess Insurance Excess Insurance Excess Consolidated Credit Trading Consolidated Credit Trading Consolidated Credit Trading & services capital & services capital & services capital Operating Revenues 85.6 47.2 1.3 37.1 0.0 88.0 46.8 1.2 38.9 1.1 (2.4) 0.4 0.1 (1.8) (1.1) Managerial Financial Margin 38.7 1.3 12.5 0.0 37.7 1.2 15.2 1.1 0.9 0.1 (2.7) (1.1) 52.5 55.2 (2.7) Commissions and Fees 8.5 0.0 18 .9 - 9.0 0.0 17.9 - (0.5) 0.0 1.0 - 27.4 27.0 0.4 - - 5.7 - - - 5.8 - - - (0.1) - Revenues from Insurance ¹ 5.7 5.8 (0.1) Cost of Credit (24.2) - - - (12.3) - - - (11.8) - - - (24.2) (12. 3) (11.8) Retained Claims (1.0) - - (1.0) - (0.9) - - (0.9) - (0.1) - - (0.1) - Non-Interested Expenses and (42.0) (20.8) (0.4) (20.8) 0.0 (43.5) (21.4) (0.6) (21.5) (0.1) 1.5 0.6 0.2 0.6 0.1 Other Expenses ² Recurring Net Income 13 .1 2.1 0.6 10.6 (0.2) 21.1 9.0 0 .4 10.8 0.9 (7.9) (6.9) 0 .2 (0.2) (1.1) Average Regulatory Capital 76.3 1.2 51.6 (1.4) 63.4 1.5 40.5 18.7 12.9 (0.3) 11.2 (20.1) 127.8 124.1 3.7 Value Creation 1.4 (4 .8) 0.5 5.7 (0.1) 9. 4 3.0 0.3 7.0 (0.9) (8.0) (7.7) 0.3 (1.3) 0.8 Recurring ROE 3.7% 67.8% 27.3% 18.9% 33.5% 35.6% 6.3% -15.2 p.p. 34.3 p.p. -8.3 p.p. 14.0% 23.5% -9.6 p.p. (1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries 99Additional Information Business Model The allocation of principal capital (Common Equity Tier 1) in the bank's business is made at 12%, according to our risk appetite. Insurance Excess Insurance Excess Insurance Excess Consolidated Credit Trading Consolidated Credit Trading Consolidated Credit Trading & services capital & services capital & services capital Operating Revenues 85.6 47.2 1.3 37.1 0.0 88.0 46.8 1.2 38.9 1.1 (2.4) 0.4 0.1 (1.8) (1.1) Managerial Financial Margin 38.7 1.3 12.5 0.0 37.7 1.2 15.2 1.1 0.9 0.1 (2.7) (1.1) 52.5 55.2 (2.7) Commissions and Fees 8.5 0.0 18 .9 - 9.0 0.0 17.9 - (0.5) 0.0 1.0 - 27.4 27.0 0.4 - - 5.7 - - - 5.8 - - - (0.1) - Revenues from Insurance ¹ 5.7 5.8 (0.1) Cost of Credit (24.2) - - - (12.3) - - - (11.8) - - - (24.2) (12. 3) (11.8) Retained Claims (1.0) - - (1.0) - (0.9) - - (0.9) - (0.1) - - (0.1) - Non-Interested Expenses and (42.0) (20.8) (0.4) (20.8) 0.0 (43.5) (21.4) (0.6) (21.5) (0.1) 1.5 0.6 0.2 0.6 0.1 Other Expenses ² Recurring Net Income 13 .1 2.1 0.6 10.6 (0.2) 21.1 9.0 0 .4 10.8 0.9 (7.9) (6.9) 0 .2 (0.2) (1.1) Average Regulatory Capital 76.3 1.2 51.6 (1.4) 63.4 1.5 40.5 18.7 12.9 (0.3) 11.2 (20.1) 127.8 124.1 3.7 Value Creation 1.4 (4 .8) 0.5 5.7 (0.1) 9. 4 3.0 0.3 7.0 (0.9) (8.0) (7.7) 0.3 (1.3) 0.8 Recurring ROE 3.7% 67.8% 27.3% 18.9% 33.5% 35.6% 6.3% -15.2 p.p. 34.3 p.p. -8.3 p.p. 14.0% 23.5% -9.6 p.p. (1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries 99

Additional Information

Credit Portfolio by Product

In R$ billions, end of period	3Q20	2Q20	Δ	3Q19	Δ
Individuals - Brazil [1]	**236.9**	**228.0**	**3.9%**	**229.0**	**3.4%**
Credit Card	77.5	72.9	6.4%	83.3	-7.0%
Personal Loans	35.8	36.4	-1.8%	33.4	7.1%
Payroll Loans [2]	50.8	50.4	0.8%	49.3	2.9%
Vehicles	21.5	19.5	10.4%	18.0	19.6%
Mortgage Loans	51.3	48.8	5.1%	44.8	14.3%
Rural Loans	0.0	0.1	-29.7%	0.1	-51.7%
Companies - Brazil [1]	**246.4**	**228.7**	**7.7%**	**188.1**	**31.0%**
Working Capital [3]	153.4	131.4	16.7%	103.7	47.9%
BNDES/Onlending	9.4	9.7	-3.0%	12.2	-23.1%
Export / Import Financing	57.5	63.2	-8.9%	49.7	15.9%
Vehicles	11.0	10.1	9.8%	7.3	50.9%
Mortgage Loans	4.7	5.0	-4.8%	4.9	-4.0%
Rural Loans	10.3	9.4	9.6%	10.3	0.0%
Latin America [4]	**206.1**	**200.8**	**2.7%**	**158.9**	**29.7%**
Total without Financial Guarantees Provided	**689.3**	**657.5**	**4.8%**	**576.0**	**19.7%**
Financial Guarantees Provided	71.0	70.0	1.4%	65.7	8.0%
Total with Financial Guarantees Provided	**760.3**	**727.5**	**4.5%**	**641.7**	**18.5%**
Corporate Securities [5]	86.7	83.9	3.4%	61.7	40.6%
Total Risk	**847.0**	**811.3**	**4.4%**	**703.4**	**20.4%**

(1) Includes units abroad ex-Latin America; (2) Includes operations originated by the institution and acquired operations; (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other; (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay; (5) Includes Debentures, CRI and Commercial Paper, Rural Producer Certificate, *Letras Financeiras*, investment fund quotas and Eurobonds.

100

Additional Information Credit Portfolio by Currency ¹ R$ billion Sep-20 301.7 458.7 760.3 Jun-20 300.4 427.0 727.5 Mar-20 284.8 425.2 710.0 Dec-19 232.8 417.0 649.7 Sep-19 240.0 401.7 641.7 Jun-19 228.3 389.3 617.6 Mar-19 224.5 384.5 609.0 Dec-18 219.5 379.1 598.6 Sep-18 233.4 366.7 600.1 Foreign Currency Local Currency (1) Total with financial guarantees provided. 101Additional Information Credit Portfolio by Currency ¹ R$ billion Sep-20 301.7 458.7 760.3 Jun-20 300.4 427.0 727.5 Mar-20 284.8 425.2 710.0 Dec-19 232.8 417.0 649.7 Sep-19 240.0 401.7 641.7 Jun-19 228.3 389.3 617.6 Mar-19 224.5 384.5 609.0 Dec-18 219.5 379.1 598.6 Sep-18 233.4 366.7 600.1 Foreign Currency Local Currency (1) Total with financial guarantees provided. 101

Additional Information

Credit[1] Origination | Brazil

Base 100 = 3Q17

Total Credit[2] – Brazil


44%
10%
100
127
164
201
215
236
3Q17
3Q18
3Q19
1Q20
2Q20
3Q20

Credit[2] - Individuals


13%
23%
100
138
181
179
166
204
3Q17
3Q18
3Q19
1Q20
2Q20
3Q20

Credit[2] – Very Small, Small and Middle Market


65%
57%
100
122
168
178
177
278
3Q17
3Q18
3Q19
1Q20
2Q20
3Q20

Credit[2] – Corporate


52%
-19%
100
122
149
234
279
227
3Q17
3Q18
3Q19
1Q20
2Q20
3Q20

Note: Do not consider origination of Credit Card, Overdraft, Debt Renegotiation and other revolving credits. (1) Average origination per working day in the period, except for private securities issuance. (2) Does not include private securities issuance.

102

Additional Information Credit Portfolio Breakdown , Companies Credit Portfolio by Business Sector¹ ² Credit Concentration ¹ R$ billion Sep-20 In R$ billions, end of period 3Q20 2Q20 D Loan, lease and other Loan, lease, other credit operations Public Sector 5.8 5.6 3.4% credit operations and securities of companies and Private Sector 434.6 416.1 4.5% financial institutions 30 .4 29.5 2.8% Real Estate 26 .8 25.0 7.0% Transportation Risk % of Total Risk % of Total 24 .9 24.2 2.7% Food and beverage Largest Debtor 7.8 1.0 10.5 1.1 Agribusiness and fertilizers 24 .1 22. 7 5.9% 10 largest debtors 37.5 4.9 65.1 7.0 19.9 20 .1 -1.1% Vehicles and auto parts 20 largest debtors 5 4.5 7.2 98.6 10.6 18 .3 17.3 5.8% Energy and water treatment 17 .4 18.2 -4.1% 50 largest debtors 85.1 11.2 158.4 17.1 Banks and other financial Petrochemical and chemical 15 .1 14.7 2.8% 100 largest debtors 116.0 15.3 209.9 22.6 12 .8 12.7 0.8% Infrastructure work 11.7 11.4 2.6% Mining 1% 4% 11.0 12.0 -8.1% Steel and metallurgy 10.8 10 .2 5.9% Pharmaceutical and cosmetics 5% 9. 8 10.1 -3.1% Telecommunications 11% Electronic and IT 9. 4 8.7 7.4% 40% 8. 4 7.1 17.9% Entertainment and tourism 12% 8.0 9.2 -12.9% Oil and gas 6.7 6.3 6.6% Capital Assets 11% Footwear and clothing 6. 6 6.1 7.5% 16% 6. 0 6.5 -7.2% Construction Material 54.7 52.4 4.4% Services - Other Other Industry and Extractivism 29.7 28 .0 6.3% Commerce - Other Real Estate and Construction Consumer Goods 13 .0 12.9 0.8% Industry - Other Vehicles and Transportation Agriculture and Related 59.3 50 .8 16.7% Other Banks and other financial institutions Public Sector Total 440 .4 421.7 4.4% (1) Includes financial guarantees provided; (2) Industry and Extractivism = Mining (+) Steel and Metallurgy (+) Capital Assets (+) Petrochemical and Chemical (+) Energy and sewage (+) Oil and gas. Consumer Goods = Food and beverage (+) Pharmaceuticals and cosmetics (+) Electronic and IT. Vehicles and Transportation = Transportation (+) Vehicles and autoparts. Real Estate and Construction = Real estate agents (+) Construction material (+) Infrastructure work. Agriculture and Related = Agribusiness and fertilizers (+) Sugar and alcohol. Other = Telecommunications (+) Commerce – Other (+) Services – Other (+) Industry – Other (+) Entertainment and Tourism (+) Other. 103Additional Information Credit Portfolio Breakdown , Companies Credit Portfolio by Business Sector¹ ² Credit Concentration ¹ R$ billion Sep-20 In R$ billions, end of period 3Q20 2Q20 D Loan, lease and other Loan, lease, other credit operations Public Sector 5.8 5.6 3.4% credit operations and securities of companies and Private Sector 434.6 416.1 4.5% financial institutions 30 .4 29.5 2.8% Real Estate 26 .8 25.0 7.0% Transportation Risk % of Total Risk % of Total 24 .9 24.2 2.7% Food and beverage Largest Debtor 7.8 1.0 10.5 1.1 Agribusiness and fertilizers 24 .1 22. 7 5.9% 10 largest debtors 37.5 4.9 65.1 7.0 19.9 20 .1 -1.1% Vehicles and auto parts 20 largest debtors 5 4.5 7.2 98.6 10.6 18 .3 17.3 5.8% Energy and water treatment 17 .4 18.2 -4.1% 50 largest debtors 85.1 11.2 158.4 17.1 Banks and other financial Petrochemical and chemical 15 .1 14.7 2.8% 100 largest debtors 116.0 15.3 209.9 22.6 12 .8 12.7 0.8% Infrastructure work 11.7 11.4 2.6% Mining 1% 4% 11.0 12.0 -8.1% Steel and metallurgy 10.8 10 .2 5.9% Pharmaceutical and cosmetics 5% 9. 8 10.1 -3.1% Telecommunications 11% Electronic and IT 9. 4 8.7 7.4% 40% 8. 4 7.1 17.9% Entertainment and tourism 12% 8.0 9.2 -12.9% Oil and gas 6.7 6.3 6.6% Capital Assets 11% Footwear and clothing 6. 6 6.1 7.5% 16% 6. 0 6.5 -7.2% Construction Material 54.7 52.4 4.4% Services - Other Other Industry and Extractivism 29.7 28 .0 6.3% Commerce - Other Real Estate and Construction Consumer Goods 13 .0 12.9 0.8% Industry - Other Vehicles and Transportation Agriculture and Related 59.3 50 .8 16.7% Other Banks and other financial institutions Public Sector Total 440 .4 421.7 4.4% (1) Includes financial guarantees provided; (2) Industry and Extractivism = Mining (+) Steel and Metallurgy (+) Capital Assets (+) Petrochemical and Chemical (+) Energy and sewage (+) Oil and gas. Consumer Goods = Food and beverage (+) Pharmaceuticals and cosmetics (+) Electronic and IT. Vehicles and Transportation = Transportation (+) Vehicles and autoparts. Real Estate and Construction = Real estate agents (+) Construction material (+) Infrastructure work. Agriculture and Related = Agribusiness and fertilizers (+) Sugar and alcohol. Other = Telecommunications (+) Commerce – Other (+) Services – Other (+) Industry – Other (+) Entertainment and Tourism (+) Other. 103

Additional Information Credit Portfolio by Vintage¹ R$ billion Profile of credit portfolio by origination period: • Older vintages with higher spreads are losing relevance compared to the most recent ones. • 62.5% of total origination was created in the past 12 months. 576 657 689 33.1% 32.9% 34.3% 4.5% 4.7% 4.5% 6.7% 6.5% 6.4% 7.9% 7.1% 8.6% 12.2% 11.7% 15.1% 35.5% 35.3% 32.8% 3Q19 2Q20 3Q20 Actual Quarter (q) q-1 q-2 q-3 q-4 q=<-5 (1) Does not include financial guarantees provided. 104Additional Information Credit Portfolio by Vintage¹ R$ billion Profile of credit portfolio by origination period: • Older vintages with higher spreads are losing relevance compared to the most recent ones. • 62.5% of total origination was created in the past 12 months. 576 657 689 33.1% 32.9% 34.3% 4.5% 4.7% 4.5% 6.7% 6.5% 6.4% 7.9% 7.1% 8.6% 12.2% 11.7% 15.1% 35.5% 35.3% 32.8% 3Q19 2Q20 3Q20 Actual Quarter (q) q-1 q-2 q-3 q-4 q=<-5 (1) Does not include financial guarantees provided. 104

Additional Information Loan Portfolio Mix Change ¹ (%) R$ billion Consolidated Sep-20 18.8 16.9 3.1 11.2 5.2 7.4 7.4 29.9 Sep-20 26.8 24.2 4.4 16.0 7.4 10.6 10.5 Sep-19 24.8 20.3 4.3 20.0 8.0 10.8 11.8 2 Brazil Sep-18 27.8 18.5 4.1 18.5 7.5 11.1 12.4 Sep-17 31.0 16.6 4.1 16.8 7.3 11.2 13.1 Sep-16 33.7 16.1 4.4 15.4 7.6 10.3 12.6 Corporate Very Small, Small and Middle Market Vehicles Credit Card 3 Personal Loans Latin America Mortgage Loans Payroll Loans (1) Does not include financial guarantees provided; (2) Includes units abroad ex-Latin America; (3) Excludes Brazil. 105Additional Information Loan Portfolio Mix Change ¹ (%) R$ billion Consolidated Sep-20 18.8 16.9 3.1 11.2 5.2 7.4 7.4 29.9 Sep-20 26.8 24.2 4.4 16.0 7.4 10.6 10.5 Sep-19 24.8 20.3 4.3 20.0 8.0 10.8 11.8 2 Brazil Sep-18 27.8 18.5 4.1 18.5 7.5 11.1 12.4 Sep-17 31.0 16.6 4.1 16.8 7.3 11.2 13.1 Sep-16 33.7 16.1 4.4 15.4 7.6 10.3 12.6 Corporate Very Small, Small and Middle Market Vehicles Credit Card 3 Personal Loans Latin America Mortgage Loans Payroll Loans (1) Does not include financial guarantees provided; (2) Includes units abroad ex-Latin America; (3) Excludes Brazil. 105

Additional Information Renegotiated Loans Operations 3Q20 25.7 25.2 25.4 24.7 26.0 25.7 28.9 32.6 32.4 Portfolio in Brazil 36.3 35.7 31.7 3.9 3.2 Latin America 1.6 1.7 28.4 28.1 27.9 27.6 2.7 27.3 26.9 Written-off as a Loss 1.7 2.5 2.2 2.4 2.3 2.1 9.8 9.8 2.3 2.0 1.8 2.0 1.8 1.8 1.3 Over 90 days overdue 7.9 7.6 7.3 8.0 7.3 8.7 8.2 31-90 days overdue 7.6 8.1 6.1 5.2 5.5 4.9 Up to 30 days overdue 4.9 4.8 1.0 5.1 1.3 1.1 1.3 1.4 1.3 1.4 1.4 1.3 Non-overdue 12.5 11.9 11.8 9.9 9.8 9.6 9.2 8.8 9.0 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 10 6Additional Information Renegotiated Loans Operations 3Q20 25.7 25.2 25.4 24.7 26.0 25.7 28.9 32.6 32.4 Portfolio in Brazil 36.3 35.7 31.7 3.9 3.2 Latin America 1.6 1.7 28.4 28.1 27.9 27.6 2.7 27.3 26.9 Written-off as a Loss 1.7 2.5 2.2 2.4 2.3 2.1 9.8 9.8 2.3 2.0 1.8 2.0 1.8 1.8 1.3 Over 90 days overdue 7.9 7.6 7.3 8.0 7.3 8.7 8.2 31-90 days overdue 7.6 8.1 6.1 5.2 5.5 4.9 Up to 30 days overdue 4.9 4.8 1.0 5.1 1.3 1.1 1.3 1.4 1.3 1.4 1.4 1.3 Non-overdue 12.5 11.9 11.8 9.9 9.8 9.6 9.2 8.8 9.0 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 10 6

Additional Information Provision for Loan Losses and Cost of Credit R$ million Provision for Loan Losses by Segment 6.8% 5.0% 4.7% 4.7% 4.5% 4.2% 4.1% 3.7% 3.8% 3.6% 3.5% 3.3% 3.4% 10,398 3.1% 3.2% 3.0% 2.9% 808 7,561 6,169 5,823 5,392 4,948 6,337 6,145 2,441 4,483 4,111 4,271 4,282 795 4,922 412 4,407 757 432 4,206 3,904 598 3,796 1,076 701 554 621 1,252 514 7,149 1,825 638 1,070 1,845 568 1,410 489 619 514 423 248 99 532 168 412 393 4,461 4,210 3,996 4,021 3,932 4,922 3,732 3,688 3,726 3,550 3,534 3,482 5,162 3,236 3,165 4,481 -371 -177 -298 -354 -304 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil Provision for Loan Losses / Loan Portfolio (*) - Annualized (*) Average balance of the loan portfolio, considering the last two quarters. Cost of Credit RR$ million (Provision for Loan Losses + Recovery of Loans Written Off as Losses + Impairment + Discounts Granted) 5.3% 4.2% 3.9% 3.7% 3.6% 3.3% 3.0% 3.0% 2.9% 2.7% 2.6% 2.5% 2.4% 2.3% 2.3% 2.1% 2.0% 10,087 7,770 6,352 6,319 5,811 5,582 5,281 4,474 4,495 4,257 3,990 4,044 3,788 3,601 3,804 3,415 3,263 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 Cost of Credit Cost of Credit / Total Risk (*) - Annualized (*) Average balance of the loan portfolio with financial guarantees provided and corporate securities, considering the last two quarters. Note: Includes the consolidation of Citibank as of 4Q17. 107Additional Information Provision for Loan Losses and Cost of Credit R$ million Provision for Loan Losses by Segment 6.8% 5.0% 4.7% 4.7% 4.5% 4.2% 4.1% 3.7% 3.8% 3.6% 3.5% 3.3% 3.4% 10,398 3.1% 3.2% 3.0% 2.9% 808 7,561 6,169 5,823 5,392 4,948 6,337 6,145 2,441 4,483 4,111 4,271 4,282 795 4,922 412 4,407 757 432 4,206 3,904 598 3,796 1,076 701 554 621 1,252 514 7,149 1,825 638 1,070 1,845 568 1,410 489 619 514 423 248 99 532 168 412 393 4,461 4,210 3,996 4,021 3,932 4,922 3,732 3,688 3,726 3,550 3,534 3,482 5,162 3,236 3,165 4,481 -371 -177 -298 -354 -304 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil Provision for Loan Losses / Loan Portfolio (*) - Annualized (*) Average balance of the loan portfolio, considering the last two quarters. Cost of Credit RR$ million (Provision for Loan Losses + Recovery of Loans Written Off as Losses + Impairment + Discounts Granted) 5.3% 4.2% 3.9% 3.7% 3.6% 3.3% 3.0% 3.0% 2.9% 2.7% 2.6% 2.5% 2.4% 2.3% 2.3% 2.1% 2.0% 10,087 7,770 6,352 6,319 5,811 5,582 5,281 4,474 4,495 4,257 3,990 4,044 3,788 3,601 3,804 3,415 3,263 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 Cost of Credit Cost of Credit / Total Risk (*) - Annualized (*) Average balance of the loan portfolio with financial guarantees provided and corporate securities, considering the last two quarters. Note: Includes the consolidation of Citibank as of 4Q17. 107

Additional Information

Allowance for Loan Losses by Risk– Consolidated

R$ million

Allocation of Total Allowance by Type of Risk - Consolidated


Sep-20
11,147
11,021
28,971
51,140
Jun-20
12,135
11,383
25,749
49,267
Sep-19
11,213
10,123
13,141
34,477
Overdue operations according to the Brazilian Central Bank
11,213
1,326
1,074
8,813
12,135
1,665
754
9,717
11,147
1,509
721
8,917
Sep-19
Jun-20
Sep-20
Provision < 100%
724
246
31%
2,498
Fully Provisioned
785
475
69%
6,419
Renegotiations and overdue loans
10,123
1,258
3,714
5,151
11,383
1,571
2,820
6,992
11,021
1,587
2,628
6,807
Sep-19
Jun-20
Sep-20
Renegotiations
1,278
2,502
88%
5,896
Overdue
309
125
12%
911
Potential Loss
13,141
2,281
3,498
7,363
25,749
6,544
7,398
11,806
28,971
8,128
7,042
13,801
Sep-19
Jun-20
Sep-20

[1] Includes units abroad ex-Latin America. [2] Excludes Brazil.

■ Retail - Brazil [1] ■ Wholesale - Brazil [1] ■ Latin America [2]

108

Additional Information

Non Performing Loans Ratios

90-day NPL Ratio| Consolidated (%)


4.8
3.9
3.8
3.4
3.5
3.5
3.4
3.4
3.5
3.2
2.6
3.9
3.2
3.2
2.8
2.9
2.9
2.9
3.0
3.1
2.7
2.2
1.2
1.2
1.4
1.5
1.3
1.4
1.4
1.9
2.0
1.4
1.2
Sep-16 Jun-17 Sep-17 Jun-18 Sep-18 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20
Total
Brazil1
Latin America2

15 to 90-day NPL Ratio | Consolidated - %


3.2
2.9
3.0
2.8
3.1
3.0
2.8
2.8
2.7
2.6
2.6
2.9
2.7
2.7
2.5
2.4
2.5
2.5
2.5
2.3
2.3
1.9
2.0
2.1
2.4
2.3
2.4
2.2
2.4
1.7
1.9
1.7
1.7
Sep-16 Jun-17 Sep-17 Jun-18 Sep-18 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20
Total
Brazil1
Latin America2

90-day NPL Ratio | Brazil [1] (%)


5.7
5.2
5.1
4.5
4.5
4.5
4.7
4.8
5.1
5.0
4.3
5.9
4.9
4.7
3.6
3.3
2.4
2.3
2.3
2.3
2.0
1.4
2.8
1.2
0.9
1.0
1.6
1.8
1.4
0.5
1.1
0.7
0.5
Sep-16 Jun-17 Sep-17 Jun-18 Sep-18 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20
Individuals
Corporate
Very Small, Small and Middle Market Companies

15 to 90-day NPL Ratio | Brazil [1] - %


4.2
3.7
3.5
3.5
3.2
3.4
3.2
3.1
3.5
2.4
3.0
3.6
2.7
2.9
2.2
1.7
1.6
1.4
1.6
1.9
1.0
1.1
1.5
1.0
1.0
1.7
1.0
0.9
0.7
1.2
0.7
0.9
0.7
Sep-16 Jun-17 Sep-17 Jun-18 Sep-18 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20
Individuals
Corporate
Very Small, Small and Middle Market Companies

Note: Considers Citibank's consolidation as of 4Q17.
(1) Includes units abroad ex-Latin America. (2) Excludes Brazil.

109

Additional Information NPL Creation R$ billion 7.3 5.3 5.1 5.0 5.0 4.7 4.4 4.9 3.3 4.4 4.3 2.8 3.9 3.6 3.5 3.5 3.2 1.2 1.2 2.3 1.0 1.1 0.7 0.9 0.4 0.2 0.3 1.1 0.1 -0.5 0.4 0.4 0.4 0.3 0.3 -0.2 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 Total Retail Banking - Brazil Whosale Banking - Brazil Latin America ex-Brazil 110Additional Information NPL Creation R$ billion 7.3 5.3 5.1 5.0 5.0 4.7 4.4 4.9 3.3 4.4 4.3 2.8 3.9 3.6 3.5 3.5 3.2 1.2 1.2 2.3 1.0 1.1 0.7 0.9 0.4 0.2 0.3 1.1 0.1 -0.5 0.4 0.4 0.4 0.3 0.3 -0.2 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 Total Retail Banking - Brazil Whosale Banking - Brazil Latin America ex-Brazil 110

Additional Information

Provision for Loan Losses and NPL Creation by Segment


Retail Banking - Brazil
R$ billion
104% 108% 113% 108% 104% 102% 145% 153% 221%
3.7 3.5
3.7 3.5
4.0 3.6
4.2 3.9
4.5 4.3
4.5 4.4
7.1 4.9
4.9 3.2
5.2 2.3
3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20
Wholesale Banking - Brazil
R$ billion
-29% -53% -26% -87% -119% -89% 215% -982% 59%
-0.3 1.0
-0.4 0.7
-0.3 1.2
-0.4 0.4
-0.2 0.1
0.4 -0.5
2.4 1.1
1.8 -0.2
0.1 0.2
3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20
Latin America ex–Brazil
R$ billion
130% 133% 136% 138% 75% 115% 66% 316% 362%
0.5 0.4
0.4 0.3
0.5 0.4
0.6 0.4
0.6 0.9
1.3 1.1
0.8 1.2
0.8 0.3
1.1 0.3
3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20
Total
R$ billion
79% 85% 83% 93% 93% 122% 143% 230% 226%
3.9 5.0
3.8 4.4
4.2 5.1
4.4 4.7
4.9 5.3
6.1 5.0
10.4 7.3
7.6 3.3
6.3 2.8
3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20
Provision for Loan Losses
NPL Creation
Provision for Loan Losses / NPL Creation

111

Additional Information Insurance, Pension Plan and Premium Bonds In R$ millions 3Q20 2Q20 3Q19 D D Earned Premiums 1,027 1,046 -1.8% 1,105 -7.1% Revenues from Pension Plan 60 50 18.8% 57 4.8% Revenues from Premium Bonds 92 61 49.8% 113 -18.7% Managerial Financial Margin 148 25 495.2% (41) - Commissions and Fees 536 495 8.3% 556 -3.5% Earnings of Affiliates 133 161 -17.7% 129 2.6% Revenues from Insurance, Pension Plan and Premium Bonds 1,996 1,839 8.6% 1,920 4.0% Retained Claims (363) (321) 13.0% (338) 7.3% Insurance Selling Expenses (4) (10) -55.7% (6) -28.7% Result from Insurance, Pension Plan and Premium Bonds 1,629 1,508 8.0% 1,575 3.4% Recurring Net Income 687 652 5.4% 627 9.6% Result from Insurance, Pension Plan and Premium Bonds R$ million 1,706 1,675 1,629 1,607 1,590 1,575 1,553 1,521 1,508 5.8% 5.8% 5.7% 5.6% 5.5% 5.4% 5.4% 5.4% 5.3% 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 1 Result from Insurance, Pension Plan and Premium Bonds Operations Result/Operating Revenues (1) Operating Revenues including the Result from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses. 112Additional Information Insurance, Pension Plan and Premium Bonds In R$ millions 3Q20 2Q20 3Q19 D D Earned Premiums 1,027 1,046 -1.8% 1,105 -7.1% Revenues from Pension Plan 60 50 18.8% 57 4.8% Revenues from Premium Bonds 92 61 49.8% 113 -18.7% Managerial Financial Margin 148 25 495.2% (41) - Commissions and Fees 536 495 8.3% 556 -3.5% Earnings of Affiliates 133 161 -17.7% 129 2.6% Revenues from Insurance, Pension Plan and Premium Bonds 1,996 1,839 8.6% 1,920 4.0% Retained Claims (363) (321) 13.0% (338) 7.3% Insurance Selling Expenses (4) (10) -55.7% (6) -28.7% Result from Insurance, Pension Plan and Premium Bonds 1,629 1,508 8.0% 1,575 3.4% Recurring Net Income 687 652 5.4% 627 9.6% Result from Insurance, Pension Plan and Premium Bonds R$ million 1,706 1,675 1,629 1,607 1,590 1,575 1,553 1,521 1,508 5.8% 5.8% 5.7% 5.6% 5.5% 5.4% 5.4% 5.4% 5.3% 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 1 Result from Insurance, Pension Plan and Premium Bonds Operations Result/Operating Revenues (1) Operating Revenues including the Result from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses. 112

Additional Information

Balance Sheet – Assets and Liabilities

R$ million

Assets	3Q20	2Q20	Δ	3Q19	Δ
Current and Long-term Assets	**2,073,487**	**2,039,147**	**1.7%**	**1,703,927**	**21.7%**
Cash and Cash Equivalents	101,034	85,428	18.3%	62,410	61.9%
Short-term Interbank Investments	326,336	316,297	3.2%	239,450	36.3%
Securities and Derivative Financial Instruments	628,174	645,988	-2.8%	510,657	23.0%
Interbank and Interbranch Accounts	131,196	127,087	3.2%	131,052	0.1%
Loan, Lease and Other Loan Operations	689,327	657,478	4.8%	576,020	19.7%
(Allowance for Loan Losses)	(50,208)	(48,286)	4.0%	(33,467)	50.0%
Other Assets	247,629	255,155	-2.9%	217,805	13.7%
Permanent Assets	**36,633**	**35,975**	**1.8%**	**34,414**	**6.4%**
Total Assets	**2,110,120**	**2,075,122**	**1.7%**	**1,738,339**	**21.4%**

Liabilities	3Q20	2Q20	Δ	3Q19	Δ
Current and Long-Term Liabilities	**1,964,551**	**1,934,181**	**1.6%**	**1,597,176**	**23.0%**
Deposits	765,019	727,196	5.2%	490,838	55.9%
Deposits Received under Securities Repurchase Agreements	315,624	316,954	-0.4%	296,503	6.4%
Fund from Acceptances and Issue of Securities	139,783	145,140	-3.7%	130,883	6.8%
Interbank and Interbranch Accounts	60,847	51,945	17.1%	60,317	0.9%
Borrowings and Onlendings	91,073	95,184	-4.3%	77,770	17.1%
Derivative Financial Instruments	78,426	89,137	-12.0%	47,441	65.3%
Technical Provisions for Insurance, Pension Plans and Premium Bonds	218,584	218,386	0.1%	216,060	1.2%
Other Liabilities	295,194	290,238	1.7%	277,364	6.4%
Deferred Income	**3,203**	**3,123**	**2.5%**	**2,632**	**21.7%**
Minority Interest in Subsidiaries	**11,808**	**11,461**	**3.0%**	**12,812**	**-7.8%**
Stockholders' Equity	**130,559**	**126,357**	**3.3%**	**125,719**	**3.8%**
Total Liabilities and Equity	**2,110,120**	**2,075,122**	**1.7%**	**1,738,339**	**21.4%**

113

Additional Information

Funding

- **Loan Portfolio mainly funded by domestic client funding**
- **Diversified** funding base

In R$ millions, end of period	3Q20	2Q20	Δ	3Q19	Δ
Funding from Clients (A)	**839,765**	**806,755**	**4.1%**	**581,328**	**44.5%**
Demand Deposits	127,827	118,787	7.6%	82,245	55.4%
Savings Deposits	172,391	163,755	5.3%	140,122	23.0%
Time Deposits	460,926	439,797	4.8%	267,029	72.6%
Debentures (Linked to Repurchase Agreements and Third Parties' Operations)	2,729	3,392	-19.5%	6,492	-58.0%
Funds from Bills[1] and Structured Operations Certificates	75,891	81,024	-6.3%	85,440	-11.2%
Other Funding (B)	**199,180**	**202,827**	**-1.8%**	**155,422**	**28.2%**
Onlending	11,464	11,694	-2.0%	13,246	-13.5%
Borrowings	79,609	83,490	-4.6%	64,524	23.4%
Securities Obligations Abroad	63,891	64,116	-0.4%	45,443	40.6%
Other[2]	44,215	43,526	1.6%	32,209	37.3%
Portfolio Managed and Investment Funds[3] (C)	**1,377,413**	**1,331,135**	**3.5%**	**1,316,634**	**4.6%**
Total (A) + (B) + (C)	**2,416,358**	**2,340,717**	**3.2%**	**2,053,384**	**17.7%**

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Includes installments of subordinated debt that are not included in the Tier II Referential Equity. (3) Includes Certificates of Banks Deposits (CDB), Certificates of Agribusiness Receivables (CRA), Certificates of Real Estate Receivables (CRI), Debentures, Agricultural Credit Bonds (LCA) and Real Estate Credit Bonds (LCI).

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Additional Information Funding Ratio between Loan Portfolio and Funding % Funding (Maturity Breakdown) In days 93.3% 91.9% 81.2% 76.8% 75.6% 78.2% 76.7% 181-365 R$ billion 71.1% 66.3% 65.1% Over to 365 31-180 1,039 1,010 9.3% 900 897 870 9.7% 788 36.5% 760 737 689 657 635 640 618 583 576 44.5% 0-30 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 Portfolio / Funding from clients and other funding Portfolio / Funding from clients and other funding net of reserve and cash Loan portfolio Loan portfolio Funding from clients and other funding Funding from clients and other funding net of reserve required by BACEN and Cash 115Additional Information Funding Ratio between Loan Portfolio and Funding % Funding (Maturity Breakdown) In days 93.3% 91.9% 81.2% 76.8% 75.6% 78.2% 76.7% 181-365 R$ billion 71.1% 66.3% 65.1% Over to 365 31-180 1,039 1,010 9.3% 900 897 870 9.7% 788 36.5% 760 737 689 657 635 640 618 583 576 44.5% 0-30 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 Portfolio / Funding from clients and other funding Portfolio / Funding from clients and other funding net of reserve and cash Loan portfolio Loan portfolio Funding from clients and other funding Funding from clients and other funding net of reserve required by BACEN and Cash 115

3Q20 Institutional Presentation Itaú Unibanco Holding S.A. ITUB LISTED LEVEL 1 CDP NYSE BM&FBOVESPA3Q20 Institutional Presentation Itaú Unibanco Holding S.A. ITUB LISTED LEVEL 1 CDP NYSE BM&FBOVESPA